SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 10, 2021, Korea Electric Power Corporation filed its audit report for the fiscal year 2020 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. The financial statements in such report have not been approved by the shareholders of Korean Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Park, Joo-soo
Name: Park, Joo-soo
Title: Corporate Vice President

Date: March 10, 2021

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(With Independent Auditor’s Report Thereon)

1

2

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 150-777 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Opinion

We have audited the consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“KIFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Auditing Standards (“KGAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(14) to the consolidated financial statements, at each reporting date, management assesses if any indicator of impairment for its PP&E exists. If there is an impairment indicator for a cash-generating unit (“CGU”), management compares the recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

In view of the significant difference between the Group’s market capitalization and its consolidated net assets carrying amount, management determined that an indicator of impairment of the Group’s PP&E existed as of December 31, 2020, which is attributed to the CGU of the electricity transmission and distribution business.

Management performed an impairment assessment of the Group’s PP&E allocated to CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Preparing the VIU estimation requires management to exercise significant judgment, particularly in relation to estimating future sales volumes, unit sales price, cost of power purchase, and discount rate. We have identified the assessment of impairment of PP&E in the electricity transmission and distribution business as a key audit matter because the carrying value of these assets are significant to the consolidated financial statements and also because estimation using a discounted cash flow forecast is complex and involves the exercise of significant management judgment in estimating the variable inputs, which can be inherently uncertain and could be subject to management bias.

The primary audit procedures we performed to address this key audit matter are as follows:

•	We identified and tested key internal controls relating to the Group’s assessment of impairment of PP&E.

•	We assessed management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Group’s business

•	We compared the forecasts included in the prior year’s discounted cash flow forecasts to the current year’s actual performance in order to assess the appropriateness of the estimates.

•

We involved an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with our recalculated rate using both market and entity-specific information.

•

We obtained the Group’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and considered whether there were any indicators of management bias.

•

We evaluated the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessed the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KGAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KGAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jungik Park.

March 10, 2021

This audit report is effective as of March 10, 2021, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

The attached consolidated financial statements are prepared by Korea Electric Power Corporation

President/CEO at Korea Electric Power Corporation: Jong-Kap Kim

Corporate Address: #55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, KOREA

Phone Number: 061-345-3114(day) / 061-345-3203(night)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

In millions of won	Note	2020		2019
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,029,584	1,810,129
Current financial assets, net	5,6,9,11,12,13,45,47		2,800,220	1,586,509
Trade and other receivables, net	5,8,20,24,45,46,47		7,918,470	7,701,452
Inventories, net	14		6,742,909	7,050,700
Income tax receivables	41		49,675	99,718
Current non-financial assets	15		1,020,158	1,206,377
Assets held-for-sale	16,42		925	28,116

Total current assets			20,561,941	19,483,001

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		2,472,821	2,563,498
Non-current trade and other receivables, net	5,8,20,45,46,47		1,861,569	2,002,297
Property, plant and equipment, net	18,24,27,49		168,709,387	164,701,827
Investment properties, net	19,27		225,195	158,580
Goodwill	16		98,166	97,977
Intangible assets other than goodwill, net	21,27,46		1,055,730	1,069,976
Investments in associates	4,17		4,250,787	4,251,802
Investments in joint ventures	4,17		1,919,746	1,663,029
Defined benefit assets, net	25		7,231	1,047
Deferred tax assets	41		1,733,146	1,437,829
Non-current non-financial assets	15		246,392	166,929

Total non-current assets			182,580,170	178,114,791

Total Assets	4	~~W~~	203,142,111	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

In millions of won	Note	2020		2019
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	6,256,521	6,649,402
Current financial liabilities, net	5,12,23,45,47		10,724,689	8,930,903
Income tax payables	41		476,898	358,277
Current non-financial liabilities	20,28,29		5,971,450	5,688,353
Current provisions	26,45		2,451,664	2,604,721

Total current liabilities			25,881,222	24,231,656

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		6,480,412	6,965,760
Non-current financial liabilities, net	5,12,23,45,47		59,365,011	59,115,598
Non-current non-financial liabilities	28,29		9,661,941	8,834,452
Employee benefits liabilities, net	25,45		1,910,860	1,929,854
Deferred tax liabilities	41		9,100,247	8,564,775
Non-current provisions	26,45		20,075,572	19,066,048

Total non-current liabilities			106,594,043	104,476,487

Total Liabilities	4	~~W~~	132,475,265	128,708,143

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			32,179,066	34,785,425
Unappropriated retained earnings			17,349,625	12,811,798

			51,133,601	49,202,133

Other components of equity	34
Other capital surplus			1,224,105	1,226,364
Accumulated other comprehensive loss			(409,577)	(280,730)
Other equity			13,294,973	13,294,973

			14,109,501	14,240,607

Equity attributable to owners of the controlling company			69,296,680	67,496,318
Non-controlling interests	16,33		1,370,166	1,393,331

Total Equity		~~W~~	70,666,846	68,889,649

Total Liabilities and Equity		~~W~~	203,142,111	197,597,792

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

In millions of won, except per share information	Note	2020		2019
Sales	4,35,45,47
Sales of goods		~~W~~	56,684,312	56,894,876
Sales of services			429,350	408,290
Sales of construction services	20		812,175	1,264,916
Revenue related to transfer of assets from customers	28		643,477	604,808

			58,569,314	59,172,890

Cost of sales	14,25,43,47
Cost of sales of goods			(50,353,315)	(55,750,468)
Cost of sales of services			(441,851)	(1,030,601)
Cost of sales of construction services			(1,009,430)	(998,766)

			(51,804,596)	(57,779,835)

Gross profit			6,764,718	1,393,055
Selling and administrative expenses	25,36,43,47		(2,678,443)	(2,669,576)

Operating profit (loss)	4		4,086,275	(1,276,521)
Other income	37		392,971	393,165
Other expenses	37		(417,720)	(241,913)
Other gains (losses), net	38		35,094	(582,258)
Finance income	5,12,39		1,510,249	1,009,706
Finance expenses	5,12,40		(2,896,443)	(2,782,156)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			398,972	257,673
Gain on disposal of investments in associates and joint ventures			10,165	70,094
Share in loss of associates and joint ventures			(119,848)	(90,853)
Loss on disposal of investments in associates and joint ventures			(16)	(2)
Impairment loss on investments in associates and joint ventures			(1,556)	(22,517)
Loss on disposal of investments in subsidiaries			(6,610)	(256)

			281,107	214,139

Profit (loss) before income tax			2,991,533	(3,265,838)
Income tax benefit (expense)	41		(899,064)	1,002,303

Profit (loss) for the year		~~W~~	2,092,469	(2,263,535)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2020 and 2019

In millions of won, except per share information	Note	2020		2019
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	(69,804)	42,315
Share in other comprehensive income (loss) of associates and joint ventures	31		3,181	(6,789)
Net change in fair value of equity investments at fair value through other comprehensive income	34		(8,532)	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		64,561	19,242
Foreign currency translation of foreign operations	34		(76,442)	72,816
Share in other comprehensive income (loss) of associates and joint ventures	34		(132,805)	19,344

Other comprehensive income (loss) for the year			(219,841)	135,196

Total comprehensive income (loss) for the year		~~W~~	1,872,628	(2,128,339)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	1,991,347	(2,345,517)
Non-controlling interests			101,122	81,982

		~~W~~	2,092,469	(2,263,535)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	1,802,824	(2,239,147)
Non-controlling interests			69,804	110,808

		~~W~~	1,872,628	(2,128,339)

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		~~W~~	3,102	(3,654)

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(11,732)	(11,732)	—	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	(840)	840	—	—	—

Balance at December 31, 2019	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2020 and 2019

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

In millions of won	2020		2019
Cash flows from operating activities
Profit (loss) for the year	~~W~~	2,092,469	(2,263,535)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Income tax expense (benefit)		899,064	(1,002,303)
Depreciation		11,377,553	10,971,825
Amortization		170,466	156,915
Employee benefit expense		492,288	725,120
Bad debt expense		50,686	16,629
Interest expense		1,995,425	2,046,811
Loss on disposal of financial assets		648	2,106
Loss on disposal of property, plant and equipment		162,725	72,508
Loss on abandonment of property, plant, and equipment		255,346	364,233
Loss on impairment of property, plant, and equipment		80,413	50,034
Loss on impairment of intangible assets		3,599	513,609
Loss on disposal of intangible assets		392	827
Increase in provisions		1,832,765	2,301,215
Loss (gain) on foreign currency translation, net		(782,167)	370,309
Gain on valuation of financial assets at fair value through profit or loss		(12,904)	(5,575)
Loss on valuation of financial assets at fair value through profit or loss		7,396	4,513
Valuation and transaction loss (gain) on derivative instruments, net		390,322	(403,765)
Share in profit of associates and joint ventures, net		(279,124)	(166,820)
Gain on disposal of financial assets		(11,992)	(3,866)
Gain on disposal of property, plant and equipment		(93,195)	(43,784)
Gain on disposal of intangible assets		(1,556)	(206)
Gain on disposal of associates and joint ventures		(10,165)	(70,094)
Loss on disposal of associates and joint ventures		16	2
Impairment loss on associates and joint ventures		1,556	22,517
Loss on disposal of subsidiaries		6,610	256
Interest income		(242,586)	(268,118)
Dividend income		(7,316)	(13,838)
Others, net		30,411	128,237

		16,316,676	15,769,297

Changes in working capital:
Trade receivables		(107,639)	95,345
Non-trade receivables		459,524	64,027
Accrued income		(258,963)	83,589
Other receivables		(32,536)	(116,583)
Other current assets		(462,125)	(271,986)
Inventories		(723,495)	(980,216)
Other non-current assets		(140,017)	(611,066)
Trade payables		(262,985)	(546,159)
Non-trade payables		(363,260)	192,506
Accrued expenses		(222,113)	(454,501)
Other current liabilities		388,163	373,403
Other non-current liabilities		755,005	650,468
Investments in associates and joint ventures (dividends received)		237,695	215,612
Provisions		(1,499,436)	(1,473,461)
Payments of employee benefit obligations		(74,848)	(65,242)
Plan assets		(582,275)	(348,386)

	~~W~~	(2,889,305)	(3,192,650)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

In millions of won	2020		2019
Cash generated from operating activities	~~W~~	15,519,840	10,313,112
Dividends received (financial assets at fair value through other comprehensive income)		7,316	24,255
Interest paid		(2,081,663)	(2,027,850)
Interest received		215,183	186,122
Income taxes paid		(452,203)	(282,211)

Net cash provided by operating activities		13,208,473	8,213,428

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		5,444	—
Acquisition of investments in associates and joint ventures		(342,116)	(107,821)
Proceeds from disposals of property, plant and equipment		331,777	522,742
Acquisition of property, plant and equipment		(13,281,294)	(14,000,359)
Proceeds from disposals of intangible assets		10,871	7,702
Acquisition of intangible assets		(120,371)	(229,426)
Proceeds from disposals of financial assets		8,020,406	2,783,474
Acquisition of financial assets		(9,203,450)	(2,165,342)
Increase in loans		(336,744)	(335,773)
Collection of loans		215,292	292,745
Increase in deposits		(276,255)	(280,637)
Decrease in deposits		280,941	275,314
Proceeds from disposals of assets held-for-sale		32,578	30,662
Receipt of government grants		41,209	21,705
Cash outflow from merger		—	(154,311)
Net cash outflow from changes in consolidation scope		(24,624)	(2,917)
Other cash outflow from investing activities, net		(185,475)	(157,116)

Net cash used in investing activities		(14,831,811)	(13,499,358)

Cash flows from financing activities
Proceeds from short-term borrowings, net		345,338	188,957
Proceeds from long-term borrowings and debt securities		10,170,107	13,221,407
Repayment of long-term borrowings and debt securities		(7,976,658)	(7,068,290)
Payment of lease liabilities		(613,977)	(573,437)
Settlement of derivative instruments, net		42,263	102,146
Change in non-controlling interest		11,554	17,365
Dividends paid (hybrid bond)		(13,385)	(13,385)
Dividends paid		(81,298)	(99,356)
Other cash outflow from financing activities, net		(3,120)	—

Net cash provided by financing activities		1,880,824	5,775,407

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		257,486	489,477
Effect of exchange rate fluctuations on cash held		(38,031)	(37,693)

Net increase in cash and cash equivalents		219,455	451,784
Cash and cash equivalents at January 1		1,810,129	1,358,345

Cash and cash equivalents at December 31	~~W~~	2,029,584	1,810,129

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2020, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 106,414,565 shares (16.58%) as of December 31, 2020.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 19, 2021, which will be submitted for approval at the shareholders’ meeting held on March 25, 2021.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2020 and 2019 are ~~W~~1,691,294 million and ~~W~~1,580,804 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Early shutdown of Wolsong unit 1 nuclear power plant and changes in new nuclear power plants construction

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Group had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the unoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of unit 1.

In addition, the Group has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. Accordingly, the Group recognized impairment loss and other expenses during the year ended 2018.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Group recognized impairment loss during the year ended 2018, as the Group believed that there was a significant change in its operating environment.

Korean government plans to refund to the Group for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

As of December 31, 2020, there is no indication that the above mentioned impairment would not exist any longer or decrease.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2020 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2020, even though the early adoption of these standards is possible.

Amendments to KIFRS 1103 ‘Business Combination’ - Definition of a Business

The amendment to KIFRS 1103 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

Amendments to KIFRS 1107 ‘Financial Instruments : Disclosures’, KIFRS 1109 ‘Financial Instruments’, and KIFRS 1039 ‘Financial Instruments : Recognition and Measurements’ - Interest Rate Benchmark Reform

The amendments to KIFRS 1109 and KIFRS 1039 provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Amendments to KIFRS 1001 ‘Presentation of Financial Statements’ and KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the KASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

Amendments to KIFRS 1116 Covid-19 Related Rent Concessions

The amendments provide relief to lessees from applying KIFRS 1116 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under KIFRS 1116 if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as of and for the year ended December 31, 2019, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of The Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 ‘Income Taxes’ and KIFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 ‘Financial Instruments’, or with KIFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

The Group adopted the fuel cost adjustment system from January 1, 2021 with the approval of the Ministry of Trade, Industry and Energy on December 17, 2020, and the Group is currently analyzing the accounting policies regarding the adoption of the new system.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 95.15% of consolidated revenue for the year ended December 31, 2020.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 ’ Revenue from Contracts with Customers’.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

(24)	Assets held-for-sale

The Group classifies non-current assets or disposal groups as held for sale if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. The criteria for assets-held-for-sale classification is regarded as met only when the disposal is highly probable, and the asset or disposal group is available for immediate distribution in its present condition. Management must be committed to the distribution expected within one year from the date of the classification.

Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2020 and 2019, respectively, are as follows:

In millions of won
2020
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	57,989,410	1,224,602	56,764,808	2,785,145	3,836,355	48,220	737,973	169,176
Electric power generation (Nuclear)		9,938,941	9,817,147	121,794	1,338,642	3,564,120	25,581	503,485	(4,905)
Electric power generation (Non-nuclear)		20,329,611	19,552,376	777,235	(150,427)	4,034,024	20,843	622,346	115,096
Plant maintenance & engineering service		2,703,472	2,283,333	420,139	238,007	119,056	11,789	1,250	1,740
Others		1,582,001	1,096,663	485,338	111,055	122,092	167,005	162,843	—
Consolidation adjustments		(33,974,121)	(33,974,121)	—	(236,147)	(127,628)	(30,852)	(32,472)	—

	~~W~~	58,569,314	—	58,569,314	4,086,275	11,548,019	242,586	1,995,425	281,107

In millions of won
2019

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	58,933,180	1,336,725	57,596,455	(2,848,347)	3,814,428	73,478	777,120	140,757
Electric power generation (Nuclear)		8,937,026	8,908,803	28,223	822,785	3,227,695	37,277	511,864	(5,497)
Electric power generation (Non-nuclear)		24,254,957	23,472,153	782,804	548,267	3,955,333	35,626	655,466	77,641
Plant maintenance & engineering service		2,627,539	2,254,841	372,698	325,390	125,546	14,214	2,861	1,238
Others		1,049,324	656,614	392,710	(14,804)	127,364	141,262	134,248	—
Consolidation adjustments		(36,629,136)	(36,629,136)	—	(109,812)	(121,626)	(33,739)	(34,748)	—

	~~W~~	59,172,890	—	59,172,890	(1,276,521)	11,128,740	268,118	2,046,811	214,139

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	113,115,667	4,204,090	6,535,380	59,772,046
Electric power generation (Nuclear)		61,850,865	116,867	2,419,939	35,652,467
Electric power generation (Non-nuclear)		54,531,155	1,807,409	3,758,795	33,292,680
Plant maintenance & engineering service		3,492,571	42,167	141,226	1,061,949
Others		8,923,046	—	577,056	4,039,220
Consolidation adjustments		(38,771,193)	—	(30,731)	(1,343,097)

	~~W~~	203,142,111	6,170,533	13,401,665	132,475,265

In millions of won
2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496
Consolidation adjustments		(37,894,980)	—	(81,555)	(1,325,234)

	~~W~~	197,597,792	5,914,831	14,229,785	128,708,143

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2020		2019	2020	2019
Domestic	~~W~~	57,418,054	57,546,936	173,673,478	169,366,365
Overseas (*1)		1,151,260	1,625,954	2,831,925	2,743,755

	~~W~~	58,569,314	59,172,890	176,505,403	172,110,120

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets, defined benefit assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the years ended December 31, 2020 and 2019.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,029,584	—	2,029,584
Current financial assets
Current financial assets at fair value through profit or loss		1,196,101	—	—	—	1,196,101
Current financial assets at amortized costs		—	—	13,149	—	13,149
Current derivative assets		18,332	—	—	11,193	29,525
Other financial assets		—	—	1,561,445	—	1,561,445
Trade and other receivables		—	—	7,918,470	—	7,918,470

		1,214,433	—	11,522,648	11,193	12,748,274

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		685,281	—	—	—	685,281
Non-current financial assets at fair value through other comprehensive income		—	358,559	—	—	358,559
Non-current financial assets at amortized costs		—	—	1,273	—	1,273
Non-current derivative assets		92,432	—	—	44,456	136,888
Other financial assets		—	—	1,290,820	—	1,290,820
Trade and other receivables		—	—	1,861,569	—	1,861,569

		777,713	358,559	3,153,662	44,456	4,334,390

	~~W~~	1,992,146	358,559	14,676,310	55,649	17,082,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	~~W~~	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	2,113,181	—	2,113,181
Debt securities		—	8,561,624	—	8,561,624
Derivative liabilities		13,053	—	36,831	49,884
Trade and other payables		—	6,256,521	—	6,256,521

		13,053	16,931,326	36,831	16,981,210

Non-current liabilities
Borrowings		—	3,003,999	—	3,003,999
Debt securities		—	56,045,777	—	56,045,777
Derivative liabilities		144,873	—	170,362	315,235
Trade and other payables		—	6,480,412	—	6,480,412

		144,873	65,530,188	170,362	65,845,423

	~~W~~	157,926	82,461,514	207,193	82,826,633

In millions of won	2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	~~W~~	53,147	81,491,703	116,813	81,661,663

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2020 and 2019 are as follows:

In millions of won		2020		2019
Cash and cash equivalents	Interest income	~~W~~	9,419	42,861
	Gain (loss) on foreign currency transactions and translations		(15,911)	(3,332)
Financial assets at fair value through profit or loss	Interest income		19,114	29,411
	Dividends income		4,734	6,984
	Gain (loss) on valuation of derivatives		(52,447)	151,604
	Gain (loss) on transaction of derivatives		36,563	63,329
	Gain (loss) on valuation of financial assets		5,508	1,062
	Gain (loss) on disposal of financial assets		11,344	1,760
Financial assets at fair value through other comprehensive income	Dividends income		2,582	6,854
Financial assets at amortized cost	Interest income		612	539
	Gain (loss) on foreign currency transactions and translations		(1,733)	(690)
Loans	Interest income		26,232	63,448
	Gain (loss) on foreign currency transactions and translations		(527)	(631)
Trade and other receivables	Interest income		151,035	69,941
	Gain (loss) on foreign currency transactions and translations		23,458	(31,500)
Short-term financial instruments	Interest income		25,540	49,070
	Gain (loss) on foreign currency transactions and translations		(38,088)	39,845
Long-term financial instruments	Interest income		10,406	12,794
Other financial assets	Interest income		228	54
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(77,733)	123,730
	Gain (loss) on valuation of derivatives (equity, before tax)		9,925	38,305
	Gain (loss) on transaction of derivatives		36,053	65,651
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(104,607)	27,686
	Gain (loss) on transaction of derivatives		(49,788)	(493)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,365,801	1,394,328
	Gain (loss) on repayment of financial liabilities		(35)	—
	Interest expense of trade and other payables		88,757	94,019
	Interest expense of others		540,867	558,464
	Gain (loss) on foreign currency transactions and translations		772,045	(409,867)
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(220,928)	14,330
	Gain (loss) on valuation of derivatives (equity, before tax)		101,295	(2,578)
	Gain (loss) on transaction of derivatives		42,565	(42,072)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

6.	Restricted Deposits

Restricted deposits as of December 31, 2020 and 2019 are as follows:

In millions of won		2020		2019
Cash and cash equivalents	Escrow	~~W~~	544	—
	Deposits for government project and others		5,066	9,287
	Collateral provided for borrowings		117,747	63,198
	Collateral provided for lawsuit		42	3
	Deposits for transmission regional support program		5,469	3,002
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		109,000	93,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		577,481	541,969
Long-term financial instruments	Escrow		76	74
	Guarantee deposits for banking accounts at oversea branches		306	326
	Collateral provided for borrowings		11,745	11,745
	Decommissioning costs of nuclear power plants		258,282	250,464
	Funds for developing small and medium enterprises (*)		210,000	200,000

		~~W~~	1,295,758	1,173,068

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of December 31, 2020 and 2019.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Cash	~~W~~	871	266
Other demand deposits		1,291,058	1,117,499
Short-term deposits classified as cash equivalents		432,263	527,235
Short-term investments classified as cash equivalents		305,392	165,129

	~~W~~	2,029,584	1,810,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,370,923	(208,184)	—	7,162,739
Other receivables		799,598	(42,332)	(1,535)	755,731

		8,170,521	(250,516)	(1,535)	7,918,470

Non-current assets
Trade receivables		227,261	(806)	—	226,455
Other receivables		1,728,486	(90,047)	(3,325)	1,635,114

		1,955,747	(90,853)	(3,325)	1,861,569

	~~W~~	10,126,268	(341,369)	(4,860)	9,780,039

In millions of won	2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	~~W~~	10,038,021	(326,914)	(7,358)	9,703,749

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	441,031	(37,062)	—	403,969
Accrued income		38,956	—	—	38,956
Deposits		239,011	—	(1,535)	237,476
Finance lease receivables(*1)		57,084	(365)	—	56,719
Others		23,516	(4,905)	—	18,611

		799,598	(42,332)	(1,535)	755,731

Non-current assets
Non-trade receivables		215,136	(80,451)	—	134,685
Accrued income		834	—	—	834
Deposits		364,855	—	(3,325)	361,530
Finance lease receivables(*2)		1,065,982	(625)	—	1,065,357
Others		81,679	(8,971)	—	72,708

		1,728,486	(90,047)	(3,325)	1,635,114

	~~W~~	2,528,084	(132,379)	(4,860)	2,390,845

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~105,127 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,087,559 million.

In millions of won	2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables(*1)		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables(*2)		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	~~W~~	2,552,077	(114,155)	(6,976)	2,430,946

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~112,789 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,218,934 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Trade receivables: (not overdue)	~~W~~	7,274,773	7,338,757

Trade receivables: (impairment reviewed)		323,411	147,187

Less than 60 days		3,505	6,555
60 ~ 90 days		28,729	1,899
90 ~ 120 days		10,687	2,106
120 days ~ 1 year		34,036	37,357
Over 1 year		246,454	99,270

		7,598,184	7,485,944
Less: allowance for doubtful accounts		(208,990)	(212,759)
Less: present value discount		—	(382)

	~~W~~	7,389,194	7,272,803

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Other receivables: (not overdue)	~~W~~	2,363,967	2,327,640

Other receivables: (impairment reviewed)		164,117	224,437

Less than 60 days		46,399	98,220
60 ~ 90 days		31,183	2,034
90 ~ 120 days		1,873	14,135
120 days ~ 1 year		11,803	26,212
Over 1 year		72,859	83,836

		2,528,084	2,552,077
Less: allowance for doubtful accounts		(132,379)	(114,155)
Less: present value discount		(4,860)	(6,976)

	~~W~~	2,390,845	2,430,946

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	212,759	114,155	215,868	104,726
Bad debt expense		24,021	27,329	29,221	19,206
Write-off, etc.		(20,332)	(1,910)	(10,106)	(1,146)
Reversals		(3,373)	(2,464)	(41,940)	—
Others		(4,085)	(4,731)	19,716	(8,631)

Ending balance	~~W~~	208,990	132,379	212,759	114,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	1,313	155,122	894	160,952
Cooperative		—	5,692	—	5,155
Others (*)		1,194,788	312,401	130,491	244,857

		1,196,101	473,215	131,385	410,964

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	212,066	—	150,916
Others		—	—	—	53,996

		—	212,066	—	204,912

	~~W~~	1,196,101	685,281	131,385	615,876

(*) ‘Others’ include MMT, etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beneficiary Certificate	~~W~~	6,127	12,458
Cooperative		645	76
Debt with embedded derivatives		3,598	2,697
Other		30,329	17,002

	~~W~~	40,699	32,233

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	201,201	—	(4)	(7,809)	1,281	194,669
Unlisted		177,969	2,900	(1)	(23,128)	6,150	163,890

		379,170	2,900	(5)	(30,937)	7,431	358,559

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(30,937)	7,431	358,559

In millions of won	2019
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	210,055	—	—	(11,734)	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	5,134	379,170

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	5,134	379,170

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	91,356	91,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	49	49
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	13	13
KSP Co., Ltd.	22,539	0.08%		53	34	34
STX Heavy Industries Co., Ltd.	7,419	0.12%		107	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	53,127	53,127
Energy Fuels Inc.	1,711,814	1.31%		16,819	7,888	7,888
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	41,776	41,776
Fission 3.0	75,000	0.05%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	266	266
SangSangin Industry Co., Ltd.(formerly, DMC Co., Ltd.)	5,831	0.02%		38	4	4
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.00%		25	2	2

				359,327	194,669	194,669

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	1	1
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	148	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Dung Hwan Co., Ltd.	556	0.02%	6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	128	0.16%	25	25	25
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%	3	3	3
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%	10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
PT. Kedap Saayq	671	10.00%	18,540	—	—
Set Holding (*2)	1,100,220	2.50%	229,255	143,765	143,765
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,440	2,440
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	159	159
Sungsan Parts Co., Ltd.	629	0.80%	63	63	63
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%	17	17	17
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%	2	2	2
NTS Co., Ltd.	143	0.22%	36	36	36

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
AID CO., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%	330	56	56
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
SIE Co., Ltd.	12	0.02%	1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Seobu Highway Solar Co., Ltd.	19,460	2.86%	195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%	190	190	190
Mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%	62	62	62
Shinjin International Corp.	4	0.01%	1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%	33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%	22	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%	5	5	5
Jaein Circuit Co., Ltd.	498	1.12%	65	65	65
SSET Co., Ltd.	181	0.30%	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%	48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%	25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%	1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%	83	83	83
KMLC Co., Ltd.	281	0.14%	22	22	22

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seinfood Co., Ltd.	13	0.17%	7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%	34	34	34
Kukex Inc.	639	0.05%	3	3	3
Youngshin Plus Co., Ltd.	104	0.12%	5	5	5
Chang won Engineering Co., Ltd.	22	0.00%	4	4	4
Samsung Silup Co., Ltd.	47	0.19%	5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%	6	6	6
IZU KOREA Co., Ltd.	48	0.00%	2	2	2
Dongdo CNP Co., Ltd.	234	0.36%	6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%	6	6	6
S.I.T. Co.,Ltd	2,213	0.44%	22	22	22
Taejin Hiech Co., Ltd.	78	0.26%	3	3	3
Headone Co.,Ltd.	69	0.12%	7	7	7
Enaindustry Co., Ltd.	201	0.28%	141	141	141
TCT Co., Ltd.	3,277	0.55%	82	82	82
E-Won Solutech Co., Ltd.	158	0.16%	40	40	40
MJT Co., Ltd.	1,013	0.20%	51	51	51
KPL Circuit Co., Ltd.	283	0.08%	14	14	14
Road Solar Co., Ltd.	12	0.00%	—	—	—
Sung Ae Co., Ltd.	190	0.80%	10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%	43	43	43
Samhwa Casting Co., Ltd.	200	0.04%	100	100	100
Millennium PNT Co., Ltd.	227	0.37%	6	6	6
GN Chem Co., Ltd.	40	0.07%	1	1	1
GW Industry Co., Ltd.	505	0.07%	51	51	51
TM Construction Co., Ltd.	4	0.00%	—	—	—
Dae Myung Co., Ltd.	114	0.08%	3	3	3
Nanomicart Co., Ltd.	176	1.06%	35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%	7	7	7
Samchungwon Co., Ltd.	15	0.24%	2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%	27	27	27
Nanomic Co., Ltd.	94	0.63%	38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%	9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%	10	10	10
HIC Co., Ltd.	7,408	0.71%	111	111	111
Addies Direct Co., Ltd.	1	0.00%	—	—	—
WorldCnM Inc.	131	1.09%	10	10	10
Superone Co., Ltd.	1,585	1.45%	8	8	8
Deok-u Co., Ltd.	1,626	1.92%	195	195	195
Buyoung Panji Co., Ltd.	478	0.44%	12	12	12
International Paint Korea Co., Ltd.	111	0.48%	11	11	11
EI Lighting Co., Ltd.	358	0.36%	18	18	18
Hightech Mnp Co., Ltd.	123	0.35%	6	6	6
Dongjin Foundry Industry Co., Ltd.	966	4.10%	193	193	193
Yooseung Co., Ltd.	10	0.08%	1	1	1
Sungkwang Co., Ltd.	48	0.35%	2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%	1	1	1
Ajin KSB Co., Ltd.	204	0.31%	18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%	5	5	5
Choyang Tech Co., Ltd.	465	1.01%	23	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
TK Co., Ltd.	307	0.70%	15	15	15
Sungdo Co., Ltd.	130	1.10%	52	52	52
KSM Tecj Co., Ltd.	25	0.11%	1	1	1
Arari Co., Ltd.	14	0.05%	1	1	1
Potech Co., Ltd.	39	0.13%	14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%	13	13	13
Sungshin Parts Co., Ltd.	345	0.40%	14	14	14
Global The One of Korea Co., Ltd.	62	0.06%	3	3	3
Steellife Co., Ltd.	85	0.06%	4	4	4
D&C Castech Co., Ltd.	330	1.89%	25	25	25
Geumhan Co., Ltd.	498	0.24%	7	7	7
Mokgan Co., Ltd.	5	0.02%	1	1	1
Wenex Co., Ltd.	373	0.53%	19	19	19
Sulim Co., Ltd.	30	0.20%	6	6	6
Shinkwang Engineering	24	0.36%	2	2	2
Ek Cookware Co., Ltd.	60	0.04%	1	1	1
KTTW Co., Ltd.	28	0.05%	2	2	2
Avajar Co., Ltd.	1,061	0.01%	1	1	1
Koomin Precisions Co., Ltd.	124	0.26%	12	12	12
Woosung I.B. Co.,Ltd	7,071	0.07%	14	14	14
CAP Korea Co., Ltd.	16	0.30%	3	3	3
MSM Co., Ltd.	25	0.08%	—	—	—
Ddpopstyle Co., Ltd.	22	0.14%	1	1	1
Finemetal Co., Ltd.	49	0.08%	1	1	1
Sungkyeong Co., Ltd.	52	0.24%	2	2	2
RMK Co., Ltd.	63	0.90%	22	22	22
Tpp Co., Ltd.	36,645	11.72%	1,832	1,832	1,832
Kuklim Plastic New Technology Co., Ltd.	393	0.29%	8	8	8
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%	84	84	84
Newko Co., Ltd.	331	0.06%	10	10	10
KMC&R Co., Ltd.	16	0.11%	1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%	14	14	14
Pizzakorea Co., Ltd.	42	0.18%	9	9	9
Geumdani Co., Ltd.	2,377	1.82%	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%	1	1	1
Newclean Livestock Co., Ltd.	86	0.17%	4	4	4
Ltop Co., Ltd.	36	0.06%	7	7	7
Simile Aluminium Co., Ltd.	428	0.31%	9	9	9
GT Tooling Co., Ltd.	604	0.17%	6	6	6
Panax Korea Co., Ltd.	58	0.14%	9	9	9
Team Korea Co., Ltd.	4,782	0.37%	24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%	25	25	25
Hankook Piaget Co., Ltd.	4	0.01%	1	1	1
Coco Food Co., Ltd.	648	1.24%	33	33	33
Woori Industry Co., Ltd.	102	1.05%	21	21	21
Para Belleza Co., Ltd	1,211	1.74%	74	74	74
Dongsung Co., Ltd.	1,983	1.63%	198	198	198
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	4	4	4
SH Co., Ltd.	31	0.20%	6	6	6

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
Namsunnam Co., Ltd.	1,275	0.19%	6	6	6
Daeyoung Co., Ltd.	75	0.01%	8	8	8
Chandown Food Co., Ltd.	46	0.14%	9	9	9
Getron Co., Ltd.	7,259	0.20%	37	37	37
Jungmun Co., Ltd.	19	0.26%	2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%	2	2	2
JM Tech Co., Ltd.	403	0.67%	82	82	82
SGC Energy Co., Ltd.	580,000	5.00%	2,900	2,900	2,900
Ihsung CNI Co., Ltd.	13,526	18.22%	3,000	3,000	3,000
H Robotics Co., Ltd.	9,192	4.55%	1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.34%	500	500	500

			275,496	163,890	163,890

			~~W~~634,823	358,559	358,559

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Onggane Food Co., Ltd	5	0.07%	1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%	16	16	16
DN TEK Inc.	12,401	0.29%	62	6	6
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	147	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%	11	11	11
Dung Hwan Co., Ltd.	531	0.02%	5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Haseung Industries Co.,Ltd.	55	0.62%	28	28	28
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	135	1	1
HyoDong Development Co., Ltd.	128	0.15%	25	25	25
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	148	148
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%	11	3	3
Borneo International Furniture Co., Ltd.	4,000	0.16%	97	13	13
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Echoroba Co.,Ltd.	157	0.02%	3	3	3
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%	4	4	4
Possbell Engineering Co., Ltd.	36	0.64%	1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%	12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
PT. Kedap Saayq	671	10.00%	18,540	—	—
Set Holding (*2)	1,100,220	2.50%	229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,596	2,596
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	159	159
Sungsan Parts Co., Ltd.	629	0.80%	63	63	63
KMT Co., Ltd.	1,411	0.93%	21	21	21
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	323	0.07%	16	16	16
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%	2	2	2
NTS Co., Ltd.	143	0.22%	36	36	36

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2019 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost	Book value	Fair value
AID CO., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%	330	56	56
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
SIE Co., Ltd.	12	0.02%	1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Namcheong Corp.	7,096	0.28%	284	11	11
Eun Sung Enterprise Co.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Bugook Cast Iron Co.	135	0.71%	14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Seobu Highway Solar Co., Ltd.	19,460	10.00%	192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%	192	192	192
Muan sunshine solar power plant	298,300	19.00%	1,492	1,492	1,492
mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
DMC Co., Ltd.	5,831	0.02%	38	38	38
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%	62	62	62
Shinjin International Corp.	4	0.01%	1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%	33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%	9	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%	5	5	5

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2018 are as follows, continued:

In millions of won	2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Shinhan Sangi Co., Ltd.	29	0.20%		4	4	4
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwonn Toptech Co., Ltd.	834	0.51%		83	83	83
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plu Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Hando Precision Co.,Ltd	38	0.26%		4	4	4
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
Enaindustry Co., Ltd.	201	0.09%		141	141	141
TCT Co., Ltd.	3,277	0.55%		82	82	82
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Sung Ae Co., Ltd.	190	0.80%		10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Samhwa Casting Co., Ltd.	200	0.00%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction Co., Ltd	4	0.00%		—	—	—
Dae Myung Co., Ltd	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Dong Hwan Co., Ltd.	25	0.02%		1	1	1

				266,717	177,968	177,968

			~~W~~	626,056	379,170	379,170

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,422	—	—	—	1,422
Others		13,000	—	—	—	13,000

	~~W~~	14,422	—	—	—	14,422

Current	~~W~~	13,149	—	—	—	13,149
Non-current		1,273	—	—	—	1,273

In millions of won	2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	~~W~~	13,609	—	—	—	13,609

Current	~~W~~	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

12.	Derivatives

(1)	Derivatives as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	18,332	—	21	43,931
Currency swap		11,193	127,386	27,597	229,258
Interest rate swap		—	9,502	—	7,592
Others		—	—	—	2,634

	~~W~~	29,525	136,888	27,618	283,415

Derivative liabilities
Currency forward	~~W~~	10,014	4,977	7,081	—
Currency swap		36,088	232,669	59,327	45,184
Interest rate swap		3,782	66,451	451	50,756
Others (*1, 2, 3)		—	11,138	6,205	956

	~~W~~	49,884	315,235	73,064	96,896

(*1)

As described in Note 47, the Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and other 4 investors, and recognized its evaluated amount as other derivative liabilities.
(*3)

The Group has an obligation to buy the interests of financial investors regarding Hyundai Green Power Co., Ltd., and the fair value of this purchase obligation was recognized as derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Shinhan Bank	2020.11.25	2021.01.29		895	USD	809		1,106.50
Woori Bank	2020.12.28	2021.01.28		53,371	USD	48,790		1,093.88
Shinhan Bank	2020.12.29	2021.01.25		27,776	USD	25,379		1,094.44
Shinhan Bank	2020.10.08	2021.01.04		7,836	USD	6,771		1,157.15
Shinhan Bank	2020.10.08	2021.01.05		7,586	USD	6,552		1,157.75
Shinhan Bank	2020.10.19	2021.01.18		10,498	USD	9,188		1,142.68
Shinhan Bank	2020.10.21	2021.01.19		7,633	USD	6,717		1,136.45
Shinhan Bank	2020.11.05	2021.02.02		6,471	USD	5,729		1,129.45
CCB	2020.11.30	2021.01.05		5,522	USD	5,000		1,104.45
Standard Chartered	2020.12.09	2021.01.14		3,248	USD	3,000		1,082.80
Mizuho Bank	2020.12.14	2021.01.20		2,180	USD	2,000		1,090.05
Hana Bank	2020.12.17	2021.01.25		5,456	USD	5,000		1,091.25
Korea Development Bank	2020.12.18	2021.01.28		5,469	USD	5,000		1,093.75
Woori Bank	2020.12.23	2021.02.02		5,540	USD	5,000		1,107.95
Hana Bank	2020.12.24	2021.02.08		3,303	USD	3,000		1,101.10
Morgan Stanley	2020.12.24	2021.02.09		5,504	USD	5,000		1,100.80
Standard Chartered	2020.12.28	2021.02.10		3,296	USD	3,000		1,098.50
Credit Agricole	2020.12.28	2021.02.15		3,284	USD	3,000		1,094.55
Nonghyup Bank	2020.12.29	2021.02.17		6,572	USD	6,000		1,095.30
Korea Development Bank	2020.12.30	2021.02.19		5,436	USD	5,000		1,087.16
Korea Development Bank	2020.12.15	2021.01.05		1,092	USD	1,000		1,092.10
HSBC	2020.12.23	2021.01.05		3,881	USD	3,500		1,108.85
HSBC	2020.12.24	2021.01.05		3,306	USD	3,000		1,101.95
HSBC	2020.12.24	2021.01.22		1,651	USD	1,500		1,100.80
HSBC	2020.12.29	2021.01.13		14,210	USD	13,000		1,093.10
Korea Development Bank	2020.12.29	2021.01.05		6,791	USD	6,200		1,095.35
Shinhan Bank	2020.12.30	2021.01.22		9,249	USD	8,500		1,088.10
MUFG	2020.12.29	2021.01.12		4,380	USD	4,000		1,095.05
BNP Paribas	2020.12.30	2021.01.19		4,351	USD	4,000		1,087.80
Nova Scotia	2020.09.18	2021.01.12		46,700	USD	40,000		1,167.50
Mizuho Bank	2020.09.18	2021.03.11		15,177	USD	13,000		1,167.45
HSBC	2020.09.18	2021.06.11		31,506	USD	27,000		1,166.90
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
Woori Bank	2020.12.03	2021.01.08		1,461	USD	1,330		1,098.70
Shinhan Bank	2020.12.04	2021.01.08		9,775	USD	9,000		1,086.15
Credit Agricole	2020.12.10	2021.01.08		3,915	USD	3,600		1,087.45
Standard Chartered	2020.12.17	2021.01.15		4,044	USD	3,700		1,093.10
Hana Bank	2020.12.23	2021.01.21		3,321	USD	3,000		1,107.15
Hana Bank	2020.12.24	2021.01.21		5,504	USD	5,000		1,100.70
Woori Bank	2020.12.28	2021.01.04		19,076	USD	17,400		1,096.30
Standard Chartered	2020.12.28	2021.01.15		6,577	USD	6,000		1,096.20
Shinhan Bank	2020.12.28	2021.01.29		9,870	USD	9,000		1,096.70
Credit Agricole	2020.12.30	2021.01.29		4,915	USD	4,500		1,092.30
Standard Chartered	2020.12.30	2021.01.29		4,344	USD	4,000		1,086.00
Woori Bank	2020.12.30	2021.02.05		8,691	USD	8,000		1,086.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF	200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024	USD	205,500	AUD	300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%

(*)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2020 are as follows:

In millions of won and thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-import bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 69,509	4.16%	6M USD Libor
KFW	2009~2027	USD 69,509	4.16%	6M USD Libor
Export-import bank of Korea	2016~2036	USD 75,929	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the years ended December 31, 2020 and 2019 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2020		2019	2020	2019	2020	2019
Currency forward	~~W~~	(40,590)	24,265	(17,911)	12,488	—	—
Currency swap		(406,607)	310,732	93,557	110,813	105,642	38,802
Interest rate swap		(1,845)	(16,231)	(10,253)	(36,886)	5,578	(3,075)
Other derivatives		(6,673)	(1,416)	—	—	—	—

	~~W~~	(455,715)	317,350	65,393	86,415	111,220	35,727

(*)	For the year ended December 31, 2020, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~64,561 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Loans	~~W~~	78,806	762,555	64,111	725,755
Less: allowance for doubtful accounts		(1)	(20,266)	(31)	(15,063)
Less: present value discount		(842)	(30,090)	(847)	(35,218)
		77,963	712,199	63,233	675,474
Long-term / short-term financial instruments		1,483,482	578,621	1,351,971	608,256

	~~W~~	1,561,445	1,290,820	1,415,204	1,283,730

(2)	Loans as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,864	—	(842)	33,022
Loans for housing		21,988	—	—	21,988
Fisheries loan		3,816	—	—	3,816
Other loans		19,138	(1)	—	19,137

		78,806	(1)	(842)	77,963

Long-term loans
Loans for tuition		420,274	(9,091)	(30,090)	381,093
Loans for housing		237,100	—	—	237,100
Loans for related parties		50,682	(1,047)	—	49,635
Other loans		54,499	(10,128)	—	44,371

		762,555	(20,266)	(30,090)	712,199

	~~W~~	841,361	(20,267)	(30,932)	790,162

In millions of won	2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	~~W~~	789,866	(15,094)	(36,065)	738,707

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	15,094	4,952
Bad debt expense (reversal)		5,173	10,142

Ending balance	~~W~~	20,267	15,094

(4)	Long-term and short-term financial instruments as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	996,265	160,433	1,034,971	257,857
CP		—	—	40,000	—
CD		50,000	—	15,000	—
RP		203,008	—	40,000	—
Others		234,209	418,188	222,000	350,399

	~~W~~	1,483,482	578,621	1,351,971	608,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

14.	Inventories

Inventories as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,602,073	(885)	3,601,188
Merchandises		234	—	234
Work-in-progress		148,067	—	148,067
Finished goods		42,070	—	42,070
Supplies		2,280,682	(7,892)	2,272,790
Inventories-in-transit		666,967	—	666,967
Other inventories		11,593	—	11,593

	~~W~~	6,751,686	(8,777)	6,742,909

In millions of won	2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	~~W~~	7,056,499	(5,799)	7,050,700

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the years ended December 31, 2020 and 2019 were ~~W~~2,020 million and ~~W~~4,872 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2020 and 2019 were ~~W~~4,998 million and ~~W~~3,127 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

15.	Non-financial Assets

Non-financial assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	169,737	32,693	147,784	2,694
Prepaid expenses		216,073	140,730	308,017	84,421
Others (*)		634,348	72,969	750,576	79,814

	~~W~~	1,020,158	246,392	1,206,377	166,929

(*1)	Details of others as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	357,355	—	437,562	—
Other quick assets (*2)		276,993	72,969	313,014	79,814

	~~W~~	634,348	72,969	750,576	79,814

(*2)

The Group recognized an impairment loss of ~~W~~49,201 million as it was determined that there is an objective evidence of impairment related to the rights of equity interest in Orano Expansion during the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2020	2019
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	—	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC (*7)	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	—	100.00%
Springfield Power, LLC	Power generation	USA	—	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2020 and 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2020	2019
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
Hee mang sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.)	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC) (*5)	Holding company	USA	100.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	KOREA	66.80%	—
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2020 and 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2020	2019
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	—
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	90.00%	—
KPS Partners Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
Moha Solar Co., Ltd.	Power generation	KOREA	100.00%	—
Ogiri Solar Power Co., Ltd.	Power generation	KOREA	70.00%	—
KHNP USA LLC	Holding company	USA	100.00%	—
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	VIETNAM	100.00%	—
Energy Innovation Fund I	Holding company	KOREA	71.91%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate all 4 members of the board of directors.

(*6)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate the CEO and key management members.

(*7)	As 100% of the shares held were sold after the end of the reporting period, the assets of DG Fairhaven Power, LLC were classified as assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2020 are as follows :

<Subsidiaries newly included in consolidation scope during the year ended December 31, 2020>

Subsidiaries	Reason
Guam Ukudu Power LLC	Newly established
TS Energy No. 25 Co., Ltd.	New investment
KPS Partners Co., Ltd.	Newly established
KEPCO E&C Service Co., Ltd.	Newly established
Moha Solar Co., Ltd.	New investment
Ogiri Solar Power Co., Ltd.	Newly established
KHNP USA LLC	Newly established
KOMIPO Vanphong Power Service LLC	Newly established
Energy Innovation Fund I	Additional acquisition
BSK E-New Industry Fund X	Newly established

<Subsidiaries excluded from consolidation during the year ended December 31, 2020>

Subsidiaries	Reason
EWP Philippines Corporation	Liquidation
DG Whitefield, LLC	Sale of shares
Springfield Power, LLC	Sale of shares

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	61,859,753	35,652,467	9,938,941	647,641
Korea South-East Power Co., Ltd.		10,858,645	5,954,129	4,258,904	(139,149)
Korea Midland Power Co., Ltd.		13,028,436	9,357,603	4,293,364	(29,880)
Korea Western Power Co., Ltd.		10,357,023	6,594,779	3,605,986	(108,953)
Korea Southern Power Co., Ltd.		10,658,015	6,411,524	4,015,941	(17,588)
Korea East-West Power Co., Ltd.		9,619,485	4,974,645	4,155,416	(65,427)
KEPCO Engineering & Construction Company, Inc.		699,244	200,169	431,723	20,160
KEPCO Plant Service & Engineering Co., Ltd.		1,345,857	296,515	1,299,186	85,916
KEPCO Nuclear Fuel Co., Ltd.		798,368	390,155	331,228	14,542
KEPCO KDN Co., Ltd.		647,496	174,192	641,308	45,207
KEPCO International HongKong Ltd.		120,213	—	—	1,571
KEPCO International Philippines Inc.		133,215	366	—	35,182
KEPCO Gansu International Ltd.		7,753	512	—	(19)
KEPCO Philippines Holdings Inc.		187,375	127	—	65,792
KEPCO Philippines Corporation		6,173	17	—	(187)
KEPCO Ilijan Corporation		322,066	47,234	81,400	39,443
KEPCO Lebanon SARL		1,669	9,195	—	(59)
KEPCO Neimenggu International Ltd.		213,444	2,492	—	26,593
KEPCO Shanxi International Ltd.		508,363	196,408	—	2,278
KOMIPO Global Pte Ltd.		263,378	656	—	12,460
KEPCO Netherlands B.V.		117,449	71	—	14,503
KOREA Imouraren Uranium Investment Corp.		13,955	123	—	(675)
KEPCO Australia Pty., Ltd.		451	17	—	71
KOSEP Australia Pty., Ltd.		34,249	3,500	14,327	2,150
KOMIPO Australia Pty., Ltd.		45,250	3,782	14,327	2,685
KOWEPO Australia Pty., Ltd.		44,270	2,909	14,327	1,663
KOSPO Australia Pty., Ltd.		38,341	2,750	14,327	2,242
KEPCO Middle East Holding Company		90,601	78,553	—	(1,539)
Qatrana Electric Power Company		464,507	287,859	21,279	24,717
KHNP Canada Energy, Ltd.		63,794	26	—	(7)
KEPCO Bylong Australia Pty., Ltd.		44,691	349,542	—	16,897
Korea Waterbury Uranium Limited Partnership		20,908	165	—	(76)
KEPCO Holdings de Mexico		148	27	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		531,367	410,743	65,695	37,899
KEPCO Energy Service Company		2,255	994	5,880	507
KEPCO Netherlands S3 B.V.		44,042	54	—	2,833
PT. KOMIPO Pembangkitan Jawa Bali		12,946	3,298	20,306	4,775
PT. Cirebon Power Service		1,825	550	8,642	344
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		31,620	15,654	9,356	1,570
EWP America Inc. (*1)		37,681	2,683	14,312	(14,327)
KNF Canada Energy Limited		1,871	22	—	(50)
EWP Barbados 1 SRL		313,409	1,170	2,950	44,729
Gyeonggi Green Energy Co., Ltd.		265,768	240,366	64,660	(9,968)
PT. Tanggamus Electric Power		217,730	184,057	3,491	11,942
Gyeongju Wind Power Co., Ltd.		105,726	68,629	13,939	2,108
KOMIPO America Inc.		105,926	918	342	(1,783)
KOSEP USA, Inc.		1	4,837	—	—
PT. EWP Indonesia		33,900	1,125	—	7,083
KEPCO Netherlands J3 B.V.		138,824	84	—	28,242
Korea Offshore Wind Power Co., Ltd.		354,643	187,576	26,838	98
Global One Pioneer B.V.		177	60	—	(76)
Global Energy Pioneer B.V.		338	64	—	(70)
Mira Power Limited		348,737	266,565	31,172	(2,960)
KOSEP Material Co., Ltd.		2,312	429	3,457	189
Commerce and Industry Energy Co., Ltd.		89,681	41,384	31,603	1,623
KEPCO KPS Philippines Corp.		3,119	284	5,151	158

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSPO Chile SpA	~~W~~	128,795	48,813	—	(542)
PT. KOWEPO Sumsel Operation And Maintenance Services		108	241	—	(15)
Hee mang sunlight Power Co., Ltd.		7,261	4,339	423	(142)
Fujeij Wind Power Company		194,844	174,051	—	13,720
KOSPO Youngnam Power Co., Ltd.		389,071	294,408	254,966	3,405
VI Carbon Professional Private Special Asset Investment Trust 1		3,006	4	—	7
Chitose Solar Power Plant LLC		133,643	118,783	17,073	1,521
KEPCO Energy Solution Co., Ltd.		313,754	4,093	5,585	3,656
KEPCO Soalr Co., Ltd. (formerly, Solar School Plant Co., Ltd.)		230,443	23,098	3,933	1,888
KOSPO Power Services Ltda.		4,354	1,644	10,846	1,011
Energy New Industry Specialized Investment Private Investment Trust (*2)		279,489	24,173	23,682	8,248
KOEN Bylong Pty., Ltd.		6	75	—	(11)
KOMIPO Bylong Pty., Ltd.		7	76	—	(11)
KOWEPO Bylong Pty., Ltd.		6	64	—	—
KOSPO Bylong Pty., Ltd.		153	213	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,982	392	8,466	4,706
KEPCO US Inc.		16,154	—	—	(21)
KEPCO Alamosa LLC		31,353	270	127	(237)
KEPCO Solar of Alamosa, LLC		68,336	42,910	9,096	(2,052)
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC)		25,785	28,924	—	(502)
Mangilao Investment LLC		38,090	14	—	(15)
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)		69,830	34,029	—	(253)
Jeju Hanlim Offshore Wind Co., Ltd.		20,525	9,805	—	(3,049)
PT. Siborpa Eco Power		10,491	14	—	(361)
PT. Korea Energy Indonesia		1,746	196	2,428	190
KOLAT SpA		31,109	425	243	(216)
KEPCO California, LLC		41,973	4,683	—	(1,330)
KEPCO Mojave Holdings, LLC		95,326	67,138	—	(4,358)
Incheon Fuel Cell Co., Ltd.		192,184	170,976	—	(979)
KOEN Service Co., Ltd.		6,239	5,598	32,150	129
KOMIPO Service Co., Ltd.		3,381	3,649	28,596	(479)
KOWEPO Service Co., Ltd.		6,045	4,849	29,559	726
KOSPO Service Co., Ltd.		5,617	4,708	25,103	832
EWP Service Co., Ltd.		4,568	4,074	23,223	(15)
PT. KOMIPO Energy Indonesia		2,473	154	2,391	52
KNF Partners Co., Ltd.		1,470	743	5,487	256
KOSPO USA Inc.		120,380	266	—	(1,611)
Nambu USA LLC		42,739	—	—	544
Tamra Offshore Wind Power Co., Ltd.		150,957	112,184	22,200	4,575
KEPCO MCS Co., Ltd.		59,227	36,786	342,053	19,190
KEPCO FMS Co., Ltd.		14,390	12,585	89,228	837
Firstkeepers Co., Ltd.		13,981	12,234	68,538	2,994
Secutec Co., Ltd.		11,473	9,771	62,256	1,609
SE Green Energy Co., Ltd.		152,205	122,606	19,731	2,463
KEPCO Mangilao America LLC		1,793	—	—	—
Mangilao Intermediate Holdings LLC		100,609	80,210	—	(3,708)
KEPCO CSC Co., Ltd.		8,817	5,551	38,465	2,479
KOAK Power Limited		15,864	1,118	—	607
KOMIPO Europe B.V.		43,198	46	333	(386)
Haenanum Energy Fund		28,219	132	128	(13)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Paju Ecoenergy Co., Ltd.	~~W~~	57,320	3,506	3,069	247
Guam Ukudu Power LLC		3,165	3,589	—	(1,577)
TS Energy No. 25 Co., Ltd.		184,667	142,709	—	(3,779)
KPS Partners Co., Ltd.		2,139	1,127	3,562	313
KEPCO E&C Service Co., Ltd.		2,514	1,549	4,989	464
Moha Solar Co., Ltd.		7,390	7,809	—	(364)
Ogiri Solar Power Co., Ltd.		1,032	—	—	—
KHNP USA LLC		464	23	229	119
KOMIPO Vanphong Power Service LLC		1,727	12	—	(34)
Energy Innovation Fund I		8,412	1	25	(201)

(*1)	Financial information of EWP America Inc. includes that of four other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818
KEPCO Lebanon SARL		1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.		44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc. (*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the peirod
KEPCO Netherlands J3 B.V.	~~W~~	120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
Hee mang sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnaem Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.)		208,730	3,269	1,962	2,553
KOSPO Power Services Ltda.		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust (*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF Partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO Mangilao America LLC	~~W~~	—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of December 31, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or payments for dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	As of December 31, 2020, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-group eliminations as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,035	1,370,166
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the period		39,443	85,916	20,160	107,661	253,180
Profit for the period attributable to non-controlling interests		19,327	42,099	6,838	32,858	101,122
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

In millions of won
2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interests		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit (loss) for the year		40,818	157,737	26,398	(48,963)	175,990
Profit (loss) for the year attributable to non-controlling interests		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interests		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interests		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Acquisition cost	~~W~~	98,166	97,977
Accumulated impairment		—	—

Carrying book value	~~W~~	98,166	97,977

(ii) Changes in goodwill for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	189	—	98,166
Accumulated impairment		—	—	—	—
Carrying book value	~~W~~	97,977	189	—	98,166

In millions of won	2019
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	95,395	—	97,977
Accumulated impairment		—	—	—	—
Carrying book value	~~W~~	2,582	95,395	—	97,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries

The Group has completed liquidation process of EWP Philippines Corporation, and has sold shares of DG Whitefield, LLC and Springfield Power, LLC as of December 31, 2020. Also, the Group has completed liquidation process of KEPCO Singapore Holdings Pte., Ltd., and Korea Electric Power Nigeria Ltd. as of December 31, 2019. Garolim Tidal Power Plant Co., Ltd., which was under the process of liquidation as of December 31, 2019, completed liquidation process during the year ended December 31, 2020.

(i) The fair value of proceeds from disposal as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Consideration received in cash and cash equivalents	~~W~~	389	4
Net assets transferred due to liquidation		1,084	—

Total	~~W~~	1,473	4

(ii) The carrying value of assets and liabilities of subsidiaries as at the date the Group lost its control during the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Assets
Cash and cash equivalents	~~W~~	1,656	97
Trade and other receivables		395	—
Inventories		2,801	—
Other non-financial assets		98	1
PP&E and intangible assets		3,812	2
Liabilities
Trade and other payables		935	3
Other non-financial liabilities		—	24

Net assets disposed	~~W~~	7,827	73

(iii) Loss from disposals of subsidiaries for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Fair value of proceeds from disposal	~~W~~	1,473	4
Net assets disposed		(7,827)	(73)
Realization of unrealized gain (loss)		—	(187)
Other comprehensive loss (cumulative foreign currency translation of foreign operations)		(256)	—

Loss from disposals of subsidiaries (*1)	~~W~~	(6,610)	(256)

(*1)	Loss from disposals of subsidiaries is included in the ‘Loss on disposal of investments in subsidiaries’ in the consolidated statements of comprehensive income (loss).

(iv) Net cash flow from disposals of subsidiaries for the years ended December 31, 2020 and 2019 is as follows:

In millions of won	2020		2019
Consideration received in cash and cash equivalents	~~W~~	389	4
Less: cash and cash equivalents held by disposed subsidiaries		(1,656)	(97)

Net cash flow	~~W~~	(1,267)	(93)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,647,325
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,630
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,549
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	11,443
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	132,774
Korea Power Exchange (*3)	Management of power market and others	KOREA	100.00%		127,839	269,122
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	6,392
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,087
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,027
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	9.34%		40,854	26,353
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,867
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,436
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	69,912
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	679,708
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	117,811
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	27,865
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	425,234
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	110,292
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	64,570
Hadong Mineral Fiber Co., Ltd. (*2)	Recycling fly ashes	KOREA	8.33%		50	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,780
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	4,197
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,186
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,368
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	69,591
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	210
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	KOREA	33.61%		148,105	80,637
Jinbhuvish Power Generation Pvt. Ltd. (*2, 7)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	2,165
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	244,426
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,066
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	8,778
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	576
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	28.98%		537	200
Korea Electric Power Corporation Fund (*8)	Developing electric enterprises	KOREA	98.09%		51,500	41,926
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	938
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	454
Nepal Water & Energy Development Company Private Limited (*9)	Construction and operation of utility plant	NEPAL	60.35%		50,268	42,677
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	926
PND solar., Ltd.	Power generation	KOREA	29.00%		1,250	1,149
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	4,250
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	312
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	25
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	197
ITR Co., Ltd.	R & D	KOREA	20.00%		50	40
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	27
Namjeongsusang Solar Power Operation Co., Ltd. (*10)	Power generation	KOREA	15.00%		969	103

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC (*11)	Power generation	USA	24.08%	~~W~~	45,562	20,627
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,300	7,326
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	1,054
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	4,682
Go deok Clean Energy Co., Ltd. (*12)	Fuel cell generation	KOREA	61.00%		1,830	960
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	85
SEP Co., Ltd.	R & D	KOREA	21.26%		27	14
Hankook Electric Power Information Co., Ltd.	R & D	KOREA	25.25%		38	139
Tronix Co., Ltd.	R & D	KOREA	20.00%		75	119
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	22
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Jeju SolarOne Co., Ltd. (*13)	Power generation	KOREA	10.00%		161	159
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	11,022
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	29.00%		29	29
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	1,578
Seoroseoro Sunny Power Plant Co., Ltd. (*14)	Power generation	KOREA	19.46%		230	230
Muan Solar park Co., Ltd. (*14)	Power generation	KOREA	19.00%		4,180	4,180
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	360
Anjwa Smart Farm & Solar City Co., Ltd. (*14)	Power generation	KOREA	19.50%		5,510	5,510
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	3,910

					2,481,761	4,250,787

<Joint ventures>
KEPCO-Uhde Inc. (*15)	Power generation	KOREA	52.80%		11,355	100
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	13,264
Shuweihat Asia Operation & Maintenance Company (*15)	Maintenance of utility plant	CAYMAN	55.00%		30	1,057
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.10%		26,602	19,797
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	18,200
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,930
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,405
KEPCO SPC Power Corporation (*15)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	201,663
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,530
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	42,530
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,157
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,813
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	266,221
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	11,171
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,378
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	546
Expressway Solar-light Power Generation Co., Ltd. (*16)	Power generation	KOREA	29.00%		1,856	2,896
Amman Asia Electric Power Company (*15)	Power generation	JORDAN	60.00%		111,476	161,253
KAPES, Inc. (*15)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	3,887
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,620
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,362
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	27,518
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	KOREA	15.00%		3,000	3,124
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A. (*15)	Power generation	CHILE	65.00%		78,060	71,449

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%	~~W~~	26,892	33,063
Incheon New Power Co., Ltd. (*17)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	14,814
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	—
Barakah One Company (*18)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*18)	Operation of utility plant	UAE	18.00%		296	270
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	565
Daegu Green Power Co., Ltd. (*19)	Power generation	KOREA	29.00%		46,225	23,045
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,256
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	1,064
Chester Solar V SpA	Power generation	CHILE	45.00%		525	277
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,490
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	31,897
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	22,552
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	68,809
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,639
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	4,466
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,230
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,847
Laurel SpA	Power generation	CHILE	45.00%		1,222	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	AUSTRALIA	12.37%		4,095	4,129
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	47.31%		12,570	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,453
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,621
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,017
Saemangeum Solar Power Co., Ltd.(*20)	Power generation	KOREA	81.00%		26,399	24,292
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,900	4,124
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,494	2,195
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,187
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	25,523
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,065
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		10,800	10,485
HORUS SOLAR, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		5,068	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		3,678	3,660
SUNMEX RENOVABLES, S.A. DE C.V. (*21)	Renewable power generation	MEXICO	14.95%		307	240
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		8,829	9,277
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	38.90%		7,020	9,915
Yeongam Solar Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		6,460	6,042
Samsu Wind Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		2,637	2,607
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		11,569	11,204
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	KOREA	49.00%		5,245	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		20,952	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*15)	Holding company	KOREA	90.00%		15,699	16,129
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,395	63,029
Cheongna Energy Co., Ltd. (*20, 22)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	4,940
Naepo Green Energy Co., Ltd. (*23)	Power generation	KOREA	29.20%		29,200	—
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) (*24)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		56,654	56,654
KAS INVESTMENT I LLC (*25)	Holding company	USA	29.89%		23,437	23,437
KAS INVESTMENT II LLC (*25)	Holding company	USA	29.89%		23,343	23,343
Energyco LLC	Power generation	KOREA	29.00%		1,659	1,659

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
CAES, LLC	Holding company	USA	36.00%	~~W~~	19,414	17,626
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	KOREA	19.47%		1,890	1,890
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	510
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352

					1,943,392	1,919,746

				~~W~~	4,425,153	6,170,533

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The Group recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd., due to the Group’s decision to withdraw its business since there is no business activities occurring.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*10)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entities are classified as an associate.

(*11)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*12)

Eventhough the effective percentage of ownership is more than 50%, the Group does not hold control over the entity according to its proportion to make decisions, which is less than 50%. However the Group can exercise sginificant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*13)

It was newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, it is classified as an associate, judging that the Group can exercise significant influence on the entity.

(*14)

The entities were newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

(*15)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*16)	According to the shareholders’ agreement, tha parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.
(*17)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*18)	The effective percentage of ownership is less than 20%. However, all operation related decisions must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*19)	Although the nominal percentage of ownership is 29.00%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*20)	The effective percentage of ownership is more than 50%. However, all operation related decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*21)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*22)	The classification of the entity was changed from an associates to a joint venture, due to the additional investment during the year ended December 31, 2020.
(*23)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from an associates to a joint venture, due to the changes in voting rights.
(*24)

The name of the entity has changed during the current year. According to the DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from associates to joint ventures.

(*25)

The entities were included in the joint ventures due to the new investment during the year ended December 31, 2020. Since the final settlement of the entity was not completed before the Group’s financial statements date, the financial statements of October 7, were used for consolidation.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,693,967
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,393
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	1,411
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,327
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	258,899
Hyundai Energy Co., Ltd. (*7)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	7,039
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,553
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,877
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	9.34%		40,854	26,247
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,520
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,382
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Hadong Mineral Fiber Co., Ltd. (*2)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*9)	Power generation	KOREA	7.85%		714	108
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,438
Samcheok Eco Materials Co., Ltd. (*8)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	6,610
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,340
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,430
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	215
Dongducheon Dream Power Co., Ltd. (*13)	Power generation	KOREA	33.61%		148,105	76,547
Jinbhuvish Power Generation Pvt. Ltd. (*2, 23)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd. (*15)	Power generation	KOREA	49.90%		5,190	2,361
GS Donghae Electric Power Co., Ltd. (*15)	Power generation	KOREA	34.00%		204,000	255,983
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,060
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	10,637
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,063
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	—
Korea Electric Power Corporation Fund (*10)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	791
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	13
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	516
Nepal Water & Energy Development Company Private Limited (*12)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	948
PND solar., Ltd.	Power generation	KOREA	29.00%		1,250	1,144
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	3,781
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	386

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%	~~W~~	1,189	163
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	259
ITR Co., Ltd.	R & D	KOREA	20.00%		50	33
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	21
Namjeongsusang Solar Power Operation Co., Ltd. (*17)	Power generation	KOREA	15.00%		969	812
Indeck Niles Development, LLC (*22)	Power generation	USA	50.00%		—	—
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,105	7,126
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	798
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd. (*20)	Power generation	KOREA	19.00%		2,054	2,054
Go deok Clean Energy Co., Ltd. (*19)	Fuel cell generation	KOREA	61.00%		1,830	1,830

					2,539,956	4,251,802

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	134
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	18,318
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	1,408
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.41%		26,602	20,562
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,376
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,248
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,441
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	8,149
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	41,024
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	6,879
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	9,052
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,045
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	571
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,883
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	192,164
KAPES, Inc. (*6)	R & D	KOREA	51.00%		5,629	10,832
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,375
Jeongam Wind Power Co., Ltd. (*15)	Power generation	KOREA	40.00%		5,580	4,437
Korea Power Engineering Service Co., Ltd. (*15)	Construction and service	KOREA	29.00%		290	4,902
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	3,040
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	70,462
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Incheon New Power Co., Ltd. (*24)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,342
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,757
Barakah One Company (*11)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*11)	Operation of utility plant	UAE	18.00%		296	285
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	553
Daegu Green Power Co., Ltd. (*25)	Power generation	KOREA	29.00%		46,225	22,824

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%	~~W~~	17,475	17,627
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	672
Chester Solar V SpA	Power generation	CHILE	45.00%		525	146
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,035
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	13,863
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,182
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,602
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,966
Laurel SpA	Power generation	CHILE	45.00%		1,222	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*3)	Power generation	AUSTRALIA	12.37%		4,095	4,024
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	37.78%		8,500	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,043
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,157
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	KOREA	81.00%		10,000	8,324
Chungsongmeon BongSan wind power Co., Ltd.	Power generation	KOREA	29.00%		2,900	2,764
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	2,198
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,665
Dangjin Eco Power Co., Ltd. (newly) (*14)	Power generation	KOREA	34.00%		25,661	25,661
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	2,940
Yangyang Wind Power Co., Ltd. (*16)	Power generation	KOREA	99.54%		10,800	10,800
HORUS SOLAR, S.A. DE C.V. (*18)	Renewable power generation	MEXICO	14.95%		3,403	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*18)	Renewable power generation	MEXICO	14.95%		672	672
SUNMEX RENOVABLES, S.A. DE C.V. (*18)	Renewable power generation	MEXICO	14.95%		222	222
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		5,524	5,625

					1,504,710	1,663,029

				~~W~~	4,044,666	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)	According to the shareholders’ agreement, tha parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.
(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*7)

As of December 31, 2019, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Group have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Group. In connection with this agreement, the Group applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, continued:

(*8)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as liability component.
(*9)

The effective percentage of ownership is less than 20% but the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Group.

(*10)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)

The effective percentage of ownership is less than 20% but the Group has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*12)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*13)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*14)

Eumseong Natural Gas Power Co., Ltd. and Dangjin Eco Solar Power Co., Ltd. were established by spin-off from Dangjin Eco Power Co., Ltd. After the spin-off, Eumseong Natural Gas Power Co., Ltd. was merged and absorbed by the Group during December 2019.

(*15)

Daejung Offshore Wind Power Co., Ltd. and GS Donghae Electric Power Co., Ltd. are reclassfied from joint ventures to associates, and Jeongam Wind Power Co., Ltd. and Korea Power Engineering Service Co., Ltd. are reclassified from associates to joint ventures during the year ended December 31, 2019.

(*16)

The temporary percentage of ownership is more than 50% due to differences in the timing of the payment. The Group is expected to exert significant influence after payment is completed in the first quarter of 2020.

(*17)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors. Accordingly, the entities are classified as an associate.

(*18)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions on the major activities must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*19)

Eventhough the effective percentage of ownership is more than 50%, the Group does not hold control over the entity according to its proportion to make decisions, which is less than 50%. However the Group can exercise sginificant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*20)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*21)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all operation related decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*22)

Although the investment amount is not paid as of December 31, 2019, the Group has an investment agreement on 50% of the interests. the Group can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*23)

The Group recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd., due to the Group’s decision to withdraw its business since there is no business activities occurring.

(*24)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*25)	Although the nominal percentage of ownership is 29.00%, the effective percentage of ownership is 52.24%, considering the interest of financial investors as a liability component.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2020 and 2019 are as follows:

In millions of won
Investees	2020		2019
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	45,048	33,089
Korea Gas Corporation		584,010	715,365
YTN Co., Ltd.		27,000	18,450
SPC Power Corporation		139,698	117,230
PT. Bayan Resources TBK		798,510	880,860

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	(14,104)	(25,023)	(333)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		25,393	—	—	(2,146)	3,806	—	(1,423)	25,630
YTN Co., Ltd.		39,747	—	—	(90)	1,086	(6)	(188)	40,549
Cheongna Energy Co., Ltd.		1,411	990	—	—	2,518	—	(4,919)	—
Gangwon Wind Power Co., Ltd.		12,327	—	—	(1,988)	1,104	—	—	11,443
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	17,410	—	—	132,774
Korea Power Exchange		258,899	—	—	—	1,860	1	8,362	269,122
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Ecollite Co., Ltd. (*1)		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		7,039	—	—	(175)	(472)	—	—	6,392
Taeback Guinemi Wind Power Co., Ltd.		2,553	—	—	—	534	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		5,877	—	—	(813)	(37)	—	—	5,027
Daeryun Power Co., Ltd.		26,247	—	—	—	104	—	2	26,353
Changjuk Wind Power Co., Ltd.		8,520	—	—	(750)	97	—	—	7,867
KNH Solar Co., Ltd.		2,382	—	—	—	54	—	—	2,436
SPC Power Corporation		63,583	—	—	(10,764)	5,491	11,649	(47)	69,912
Gemeng International Energy Co., Ltd.		670,896	—	—	(11,620)	15,965	4,468	(1)	679,708
PT. Cirebon Electric Power		123,425	—	—	(9,782)	11,330	434	(7,596)	117,811
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(22)	671	(649)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(22)	617	(595)	—
PT Wampu Electric Power		29,355	—	—	(1,303)	3,245	(1,639)	(1,793)	27,865
PT. Bayan Resources TBK		445,141	—	—	(15,720)	17,139	(21,256)	(70)	425,234
S-Power Co., Ltd.		115,784	—	—	—	(5,429)	—	(63)	110,292
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(2,896)	(5,469)	—	64,570
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		108	—	(108)	—	—	—	—	—
PT. Mutiara Jawa		1,438	—	—	—	459	(117)	—	1,780
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		6,610	—	—	—	(2,413)	—	—	4,197
Naepo Green Energy Co., Ltd.		—	—	—	—	(9,789)	—	9,789	—
Goseong Green Energy Co., Ltd.		2,340	—	—	—	(154)	—	—	2,186
Gangneung Eco Power Co., Ltd.		2,430	—	—	—	(62)	—	—	2,368
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	11,877	(3,604)	(5,638)	69,591
Heang Bok Do Si Photovoltaic Power Co., Ltd.		215	—	—	—	(5)	—	—	210

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Dongducheon Dream Power Co., Ltd.	~~W~~	76,547	—	—	—	4,095	—	(5)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,361	—	—	—	(411)	—	215	2,165
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(25,796)	14,265	—	(26)	244,426
Daegu Photovoltaic Co., Ltd.		2,060	—	—	(325)	331	—	—	2,066
Busan Green Energy Co., Ltd.		10,637	—	—	—	(1,862)	—	3	8,778
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,063	—	—	—	(491)	—	4	576
Korea Nuclear Partners Co., Ltd.		—	247	—	—	(43)	(4)	—	200
Korea Electric Power Corporation Fund		41,126	—	—	—	(908)	1,708	—	41,926
Energy Infra Asset Management Co., Ltd.		791	—	—	—	147	—	—	938
Daegu clean Energy Co., Ltd.		13	—	—	—	(1)	—	—	12
YaksuESS Co., Ltd.		516	—	—	—	(62)	—	—	454
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,699)	(1,466)	—	42,677
Gwangyang Green Energy Co., Ltd.		948	—	—	—	(22)	—	—	926
PND solar., Ltd.		1,144	—	—	—	5	—	—	1,149
Hyundai Eco Energy Co., Ltd.		3,781	—	—	—	469	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		386	—	—	—	(74)	—	—	312
Green Energy Electricity Generation Co., Ltd.		163	—	—	—	(138)	—	—	25
Korea Energy Solutions Co., Ltd.		259	—	—	—	(62)	—	—	197
ITR Co., Ltd.		33	—	—	—	7	—	—	40
Structure test network Co., Ltd.		21	—	—	—	6	—	—	27
Namjeongsusang Solar Power Operation Co., Ltd.		812	—	—	—	(709)	—	—	103
Indeck Niles Development, LLC		—	45,562	—	—	(13,344)	(9,846)	(1,745)	20,627
Indeck Niles Asset Management, LLC		87	—	—	(539)	559	—	(6)	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,126	294	(99)	(291)	296	—	—	7,326
Suwon New Power Co., Ltd.		798	—	—	—	256	—	—	1,054
KPGE Inc.		287	—	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		2,054	2,703	—	—	(75)	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,830	—	—	—	(843)	(27)	—	960
SureDataLab Co., Ltd.		—	126	—	—	(41)	—	—	85
SEP Co., Ltd.		—	27	—	—	(13)	—	—	14
Hankook Electric Power Information Co., Ltd.		—	38	—	—	101	—	—	139
Tronix Co., Ltd.		—	75	—	—	44	—	—	119
O2&B Global Co., Ltd.		—	25	—	—	(3)	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		—	79	—	—	(475)	—	1,492	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		—	161	—	—	—	(2)	—	159
Energy Innovation Fund I		—	4,000	—	(2)	(159)	—	(3,839)	—
Goesan Solar Park Co., Ltd.		—	1,276	—	—	408	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		—	11,022	—	—	—	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		—	29	—	—	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		—	714	—	—	864	—	—	1,578

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Seoroseoro Sunny Power Plant Co., Ltd.	~~W~~	—	230	—	—	—	—	—	230
Muan Solar park Co., Ltd.		—	4,180	—	—	—	—	—	4,180
YuDang Solar Co., Ltd.		—	360	—	—	—	—	—	360
Anjwa Smart Farm & Solar City Co., Ltd.		—	5,510	—	—	—	—	—	5,510
Daewon Green Energy Co., Ltd.		—	3,910	—	—	—	—	—	3,910

		4,251,802	96,255	(207)	(98,175)	59,092	(48,911)	(9,069)	4,250,787

<Joint ventures>		—	—	—	—	—	—	—	—
KEPCO-Uhde Inc.		134	—	—	—	(34)	—	—	100
Shuweihat Asia Power Investment B.V.		18,318	—	—	(4,337)	5,919	(6,636)	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,408	—	—	(922)	1,074	(503)	—	1,057
Waterbury Lake Uranium L.P.		20,562	—	—	—	4	(769)	—	19,797
ASM-BG Investicii AD		19,376	—	—	(4,206)	2,575	455	—	18,200
RES Technology AD		16,248	—	—	(1,981)	1,051	612	—	15,930
KV Holdings, Inc.		2,441	—	—	(617)	580	1	—	2,405
KEPCO SPC Power Corporation		214,794	—	—	(48,486)	48,479	(12,995)	(129)	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		8,149	—	—	—	(1,718)	99	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	15,317	1,307	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,231	275	—	42,530
Rabigh Electricity Company		109,096	—	—	(14,956)	25,474	(22,458)	1	97,157
Rabigh Operation & Maintenance Company Limited		6,879	—	—	(5,340)	2,788	(514)	—	3,813
Jamaica Public Service Company Limited		253,607	—	—	(4,352)	24,669	(10,891)	3,188	266,221
KW Nuclear Components Co., Ltd.		9,052	—	—	(833)	2,952	—	—	11,171
Busan Shinho Solar Power Co., Ltd.		5,045	—	—	(330)	663	—	—	5,378
Global Trade Of Power System Co., Ltd.		571	—	—	—	(25)	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		2,883	—	—	—	13	—	—	2,896
Amman Asia Electric Power Company		192,164	—	—	(28,281)	20,165	(22,795)	—	161,253
KAPES, Inc.		10,832	—	—	—	(10,806)	—	(26)	—
Honam Wind Power Co., Ltd.		4,375	—	—	(435)	(53)	—	—	3,887
Jeongam Wind Power Co., Ltd.		4,437	—	—	—	183	—	—	4,620
Korea Power Engineering Service Co., Ltd.		4,902	—	—	—	446	—	14	5,362
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(7,354)	—	—	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		3,040	—	—	—	84	—	—	3,124
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		70,462	—	—	—	14,864	(9,186)	(4,691)	71,449
PT. Tanjung Power Indonesia		34,327	—	—	—	7,522	(9,220)	434	33,063
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		17,342	—	—	—	(2,528)	—	—	14,814
Daehan Wind Power PSC		1,757	4,302	—	—	(626)	(5,433)	—	—
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		285	—	—	—	2	(17)	—	270
MOMENTUM		553	—	—	(404)	399	17	—	565
Daegu Green Power Co., Ltd.		22,824	—	—	—	128	—	93	23,045
Yeonggwang Wind Power Co., Ltd.		17,627	—	—	—	(371)	—	—	17,256
Chester Solar IV SpA		672	—	—	—	389	80	(77)	1,064
Chester Solar V SpA		146	—	—	—	135	17	(21)	277
Diego de Almagro Solar SpA		1,035	—	—	—	455	107	(107)	1,490
South Jamaica Power Company Limited		13,863	—	—	—	20,468	(2,432)	(2)	31,897
Daesan Green Energy Co., Ltd.		17,182	—	—	—	5,371	—	(1)	22,552

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
RE Holiday Holdings LLC	~~W~~	42,070	—	—	—	33,072	(6,333)	—	68,809
RE Pioneer Holdings LLC		31,156	—	—	(1,246)	24,466	(4,737)	—	49,639
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(872)	(35,735)	(1,843)	—	4,466
RE Astoria 2 LandCo LLC		5,602	—	—	(249)	210	(333)	—	5,230
RE Barren Ridge LandCo LLC		1,966	—	—	(95)	95	(119)	—	1,847
Laurel SpA		595	—	—	—	498	80	(81)	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,024	—	—	—	(24)	129	—	4,129
Chile Solar JV SpA		34,859	—	—	—	187	(163)	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		7,846	4,070	—	—	1,468	(22)	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		3,043	—	—	—	409	—	1	3,453
Chester Solar I SpA		1,157	—	—	—	472	107	(115)	1,621
Solar Philippines Calatagan Corporation		48,930	—	—	(6,439)	6,745	(219)	—	49,017
Saemangeum Solar Power Co., Ltd.		8,324	16,399	—	—	(431)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		2,764	—	—	—	(232)	1,592	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		2,198	—	—	—	(3)	—	—	2,195
DE Energia SpA		8,665	—	—	—	506	572	(1,556)	8,187
Dangjin Eco Power Co., Ltd.		25,661	—	—	—	96	(237)	3	25,523
Haemodum Solar Co., Ltd.		2,940	—	—	—	140	(15)	—	3,065
Yangyang Wind Power Co., Ltd.		10,800	—	—	—	(286)	(29)	—	10,485
HORUS SOLAR, S.A. DE C.V.		3,403	1,665	—	—	(1,985)	311	—	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		672	3,006	—	—	36	(54)	—	3,660
SUNMEX RENOVABLES, S.A. DE C.V.		222	85	—	—	(46)	(21)	—	240
Stavro Holding II A.B.		5,625	3,305	—	—	(156)	346	157	9,277
Solaseado Solar Power Co., Ltd.		—	7,020	—	—	2,895	—	—	9,915
Yeongam Solar Power Co., Ltd.		—	6,460	—	—	(418)	—	—	6,042
Samsu Wind Power Co., Ltd.		—	2,637	—	—	(30)	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		—	11,569	—	—	(144)	(221)	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		—	5,245	—	—	290	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		—	20,952	—	(1,388)	2,678	—	—	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		—	15,699	—	—	430	—	—	16,129
PT Barito Wahana Tenaga		—	59,395	—	—	4,923	(1,289)	—	63,029
Cheongna Energy Co., Ltd.		—	—	—	—	21	—	4,919	4,940
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		—	56,654	—	—	—	—	—	56,654
KAS INVESTMENT I LLC		—	23,437	—	—	—	—	—	23,437
KAS INVESTMENT II LLC		—	23,343	—	—	—	—	—	23,343
Energyco LLC		—	1,659	—	—	—	—	—	1,659
CAES, LLC		—	19,414	—	(297)	—	—	(1,491)	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		—	1,890	—	—	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		—	510	—	—	—	—	—	510
Bitsolar Energy Co., Ltd.		—	352	—	—	—	—	—	352

		1,663,029	289,068	—	(139,519)	220,032	(113,377)	513	1,919,746

	~~W~~	5,914,831	385,323	(207)	(237,694)	279,124	(162,288)	(8,556)	6,170,533

(*1)

The Group recognized a impairment loss for the carrying amount of Ecollite Co., Ltd. during the prior period due to the suspension of operating activities. Ecollite Co., Ltd. has been removed from associates since it is under the process of liquidation as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3) Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,598)	5,002	—	151	25,393
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Cheongna Energy Co., Ltd.		3,465	—	—	—	(2,054)	—	—	1,411
Gangwon Wind Power Co., Ltd.		13,220	—	—	(2,272)	1,379	—	—	12,327
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
AMEC Partners Korea Ltd.		209	—	—	—	—	3	(212)	—
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,665	—	—	—	1,374	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		2,569	—	—	—	(16)	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		5,419	—	—	—	458	—	—	5,877
Daeryun Power Co., Ltd.		26,099	—	—	—	173	—	(25)	26,247
Changjuk Wind Power Co., Ltd.		8,086	—	—	—	434	—	—	8,520
KNH Solar Co., Ltd.		2,337	—	—	—	45	—	—	2,382
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(27)	(380)	407	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(29)	(349)	378	—
PT Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Pioneer Gas Power Limited		20,395	—	—	—	(20,784)	389	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		115	—	—	—	(73)	—	66	108
PT. Mutiara Jawa		365	—	—	—	1,031	42	—	1,438
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		8,015	—	—	—	(1,395)	—	(10)	6,610
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Energy Co., Ltd.		2,459	—	—	—	(119)	—	—	2,340
Gangneung Eco Power Co., Ltd.		2,495	—	—	—	(65)	—	—	2,430
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		202	—	—	—	13	—	—	215
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		—	—	—	—	—	—	2,361	2,361
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
SE Green Energy Co., Ltd.		3,366	—	—	—	—	(75)	(3,291)	—
Daegu Photovoltaic Co., Ltd.		2,002	—	—	(327)	385	—	—	2,060
Jeongam Wind Power Co., Ltd.		4,589	—	—	—	(152)	—	(4,437)	—
Korea Power Engineering Service Co., Ltd.		4,333	—	—	—	508	—	(4,841)	—
Busan Green Energy Co., Ltd.		12,537	—	—	—	(1,884)	—	(16)	10,637
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Vehicle Charging Service	~~W~~	1,593	—	—	—	(515)	—	(15)	1,063
Ulleungdo Natural Energy Co., Ltd.		4,628	—	—	—	(1)	—	(4,627)	—
Korea Nuclear Partners Co., Ltd. (*1)		175	—	—	—	(79)	—	(96)	—
Tamra Offshore Wind Power Co., Ltd.		10,401	—	—	—	—	—	(10,401)	—
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
Energy Infra Asset Management Co., Ltd.		665	—	—	—	126	—	—	791
Daegu clean Energy Co., Ltd.		17	—	—	—	(4)	—	—	13
YaksuESS Co., Ltd.		460	—	—	—	56	—	—	516
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
Gwangyang Green Energy Co., Ltd.		1,206	—	—	—	(258)	—	—	948
PND solar., Ltd.		1,020	—	—	—	124	—	—	1,144
Hyundai Eco Energy Co., Ltd.		3,388	—	—	—	393	—	—	3,781
YeongGwang Yaksu Wind Electric Co., Ltd.		533	—	—	—	(147)	—	—	386
Green Energy Electricity Generation Co., Ltd.		—	1,189	—	—	(1,026)	—	—	163
Korea Energy Solutions Co., Ltd.		—	300	—	—	(41)	—	—	259
ITR Co., Ltd.		—	50	—	—	(17)	—	—	33
Structure test network Co., Ltd.		—	25	—	—	(4)	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		—	969	—	—	(157)	—	—	812
Indeck Niles Development, LLC		—	—	—	—	—	—	—	—
Indeck Niles Asset Management, LLC		—	—	—	(245)	333	(1)	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		—	7,105	—	—	21	—	—	7,126
Suwon New Power Co., Ltd.		—	798	—	—	—	—	—	798
KPGE Inc.		—	287	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		—	2,054	—	—	—	—	—	2,054
Go deok Clean Energy Co., Ltd.		—	1,830	—	—	—	—	—	1,830

	~~W~~	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

<Joint ventures>
KEPCO-Uhde Inc.		188	—	—	—	(54)	—	—	134
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
Shuweihat Asia Operation & Maintenance Company		792	—	—	(907)	1,040	(1)	484	1,408
Waterbury Lake Uranium L.P.		19,032	—	—	—	22	1,508	—	20,562
ASM-BG Investicii AD		21,379	—	—	(4,760)	2,442	315	—	19,376
RES Technology AD		15,209	—	—	—	963	76	—	16,248
KV Holdings, Inc.		1,918	—	—	(372)	751	144	—	2,441
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		9,981	—	—	—	(2,050)	218	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Rabigh Operation & Maintenance Company Limited		5,834	—	—	(2,222)	3,070	197	—	6,879
Jamaica Public Service Company Limited		239,632	—	—	(4,631)	10,166	8,440	—	253,607
KW Nuclear Components Co., Ltd.		7,708	—	—	(208)	1,552	—	—	9,052
Busan Shinho Solar Power Co., Ltd.		4,761	—	—	(430)	714	—	—	5,045
GS Donghae Electric Power Co., Ltd.		240,591	—	—	(10,200)	25,787	—	(256,178)	—
Global Trade Of Power System Co., Ltd.		515	—	—	—	56	—	—	571

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
Expressway Solar-light Power Generation Co., Ltd.	~~W~~	2,676	—	—	—	207	—	—	2,883
Daejung Offshore Wind Power Co., Ltd.		2,669	—	—	—	(308)	—	(2,361)	—
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
KAPES, Inc.		9,079	—	—	—	1,767	—	(14)	10,832
Dangjin Eco Power Co., Ltd.		19,912	—	(5,359)	—	(657)	16	(13,912)	—
Honam Wind Power Co., Ltd.		4,860	—	—	(587)	102	—	—	4,375
Jeongam Wind Power Co., Ltd.		—	—	—	—	—	—	4,437	4,437
Korea Power Engineering Service Co., Ltd.		—	—	—	—	—	—	4,902	4,902
Chun-cheon Energy Co., Ltd. (*3)		42,505	—	—	—	(7,385)	—	(248)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		2,843	—	—	—	197	—	—	3,040
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		72,824	—	—	—	3,435	(8,416)	2,619	70,462
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Incheon New Power Co., Ltd. (*4)		579	—	—	—	(232)	—	(347)	—
Seokmun Energy Co., Ltd.		16,751	—	—	—	591	—	—	17,342
Daehan Wind Power PSC		1,632	—	—	—	66	59	—	1,757
Barakah One Company		3,807	—	—	—	(2,668)	(1,139)	—	—
Nawah Energy Company		274	—	—	—	—	11	—	285
MOMENTUM		582	—	—	(411)	380	2	—	553
Daegu Green Power Co., Ltd. (*2)		41,110	—	—	—	3,599	—	(21,885)	22,824
Yeonggwang Wind Power Co., Ltd.		15,304	2,100	—	—	223	—	—	17,627
Chester Solar IV SpA		1,851	—	—	—	(1,746)	(55)	622	672
Chester Solar V SpA		474	—	—	—	(619)	(6)	297	146
Diego de Almagro Solar SpA		1,663	—	—	—	(1,014)	(86)	472	1,035
South Jamaica Power Company Limited		16,124	4,290	—	—	(7,131)	580	—	13,863
Daesan Green Energy Co., Ltd.		17,433	—	—	—	(251)	—	—	17,182
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Astoria 2 LandCo LLC		5,410	—	—	(430)	430	192	—	5,602
RE Barren Ridge LandCo LLC		1,898	—	—	(194)	172	90	—	1,966
Laurel SpA		921	—	—	—	(665)	(82)	421	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,940	—	—	—	(28)	112	—	4,024
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		8,508	—	—	—	(651)	(9)	(2)	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		2,073	1,127	—	—	(153)	(4)	—	3,043
Chester Solar I SpA		1,181	—	—	—	(112)	(79)	167	1,157
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
Saemangeum Solar Power Co., Ltd.		—	10,000	—	—	(1,676)	—	—	8,324
Chungsongmeon BongSan wind power Co., Ltd.		—	2,900	—	—	(136)	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd.		—	2,494	—	—	(296)	—	—	2,198
DE Energia SpA		—	8,364	—	—	647	(346)	—	8,665
Eumseong Natural Gas Power Co., Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Dangjin Eco Power Co., Ltd.	~~W~~	—	9,180	—	—	—	—	16,481	25,661
Haemodum Solar Co., Ltd.		—	2,940	—	—	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		—	10,800	—	—	—	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		—	3,403	—	—	—	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		—	672	—	—	—	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		—	222	—	—	—	—	—	222
Stavro Holding II A.B.		—	5,524	—	—	(4)	122	(17)	5,625

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	~~W~~	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

(*1)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~96 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*2)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~21,827 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*3)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~248 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Group recognized an impairment loss of ~~W~~347 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	35,909,775	28,174,619	20,833,722	(172,060)
Korea Electric Power Industrial Development Co., Ltd.		164,015	75,636	297,962	16,284
YTN Co., Ltd.		295,151	105,923	126,730	7,095
Gangwon Wind Power Co., Ltd.		77,297	1,336	23,350	7,472
Hyundai Green Power Co., Ltd.		874,574	416,732	390,442	55,591
Korea Power Exchange		337,577	68,455	104,698	979
Taebaek Wind Power Co., Ltd.		28,048	2,480	4,364	(561)
Taeback Guinemi Wind Power Co., Ltd.		44,434	32,085	5,023	1,368
Pyeongchang Wind Power Co., Ltd.		72,713	52,606	8,387	(154)
Daeryun Power Co., Ltd.		789,277	498,346	126,343	1,941
Changjuk Wind Power Co., Ltd.		27,515	1,292	4,777	656
KNH Solar Co., Ltd.		18,240	9,219	3,564	728
SPC Power Corporation		255,462	17,705	47,091	39,677
Gemeng International Energy Co., Ltd.		7,427,157	5,428,013	1,955,707	64,077
PT. Cirebon Electric Power		730,020	301,615	246,014	40,676
KNOC Nigerian East Oil Co., Ltd.		22,215	93,736	—	(142)
KNOC Nigerian West Oil Co., Ltd.		23,999	89,739	—	(142)
PT Wampu Electric Power		199,841	139,264	20,265	7,372
PT. Bayan Resources TBK		1,544,875	795,131	1,646,390	219,406
S-Power Co., Ltd.		782,561	554,393	421,519	(10,805)
Pioneer Gas Power Limited		260,344	359,790	—	(44,568)
Eurasia Energy Holdings		556	993	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,138,994	876,336	140,069	(11,318)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
PT. Mutiara Jawa		23,061	16,923	7,946	2,523
Samcheok Eco Materials Co., Ltd.		24,024	598	10,483	23
Noeul Green Energy Co., Ltd.		116,929	102,457	27,486	(8,303)
Goseong Green Energy Co., Ltd.		4,559,480	4,351,119	—	(12,280)
Gangneung Eco Power Co., Ltd.		2,630,752	2,475,848	—	(3,623)
Shin Pyeongtaek Power Co., Ltd.		1,020,650	814,369	520,468	32,002
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,001	1,258	387	(11)
Dongducheon Dream Power Co., Ltd.		1,374,640	1,095,926	524,890	10,982
Jinbhuvish Power Generation Pvt. Ltd.		58,699	12,122	—	—
Daejung Offshore Wind Power Co., Ltd.		6,281	1,634	—	(810)
GS Donghae Electric Power Co., Ltd.		2,174,835	1,455,935	685,579	41,955
Daegu Photovoltaic Co., Ltd.		13,843	6,718	3,343	1,149
Busan Green Energy Co., Ltd.		170,261	139,995	40,241	(6,422)
Gunsan Bio Energy Co., Ltd.		9,340	28,322	—	(1,501)
Korea Electric Vehicle Charging Service		8,173	6,116	10,807	(1,756)
Korea Nuclear Partners Co., Ltd.		1,350	105	1,062	(150)
Korea Electric Power Corporation Fund		42,988	249	82	(730)
Energy Infra Asset Management Co., Ltd.		10,424	946	5,130	1,488
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,584	5,022	217	(212)
Nepal Water & Energy Development Company Private Limited		109,321	41,093	—	(444)
Gwangyang Green Energy Co., Ltd.		28,634	24,095	—	(113)
PND solar., Ltd.		38,997	35,566	5,129	(121)
Hyundai Eco Energy Co., Ltd.		195,040	173,800	24,166	4,280
YeongGwang Yaksu Wind Electric Co., Ltd.		43,039	42,915	5,802	(637)
Green Energy Electricity Generation Co., Ltd.		53,934	56,533	—	(920)
Korea Energy Solutions Co., Ltd.		1,009	25	78	(280)
ITR Co., Ltd.		418	220	153	(66)
Structure test network Co., Ltd.		101	234	99	27
Namjeongsusang Solar Power Operation Co., Ltd.		63,041	62,488	1,128	(4,655)
Indeck Niles Development, LLC		772,124	738,826	—	(29,392)
Indeck Niles Asset Management, LLC		314	11	2,272	1,139

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	15,157	206	634	603
Suwon New Power Co., Ltd.		1,974	8	—	—
KPGE Inc.		1,021	32	354	5
Gwangbaek Solar Power Investment Co., Ltd.		339,223	329,298	13,192	(329)
Go deok Clean Energy Co., Ltd.		1,639	65	—	(1,382)
SureDataLab Co., Ltd.		400	47	303	(108)
SEP Co., Ltd.		164	100	—	(63)
Hankook Electric Power Information Co., Ltd.		1,163	613	1,208	390
Tronix Co., Ltd.		942	349	2,030	(6)
O2&B Global Co., Ltd.		233	125	285	(57)
Muan Sunshine Solar Power Plant Co., Ltd.		147,908	144,898	6,017	(2,365)
Bigeum Resident Photovoltaic Power Co., Ltd.		11,164	11,551	—	(309)
Jeju SolarOne Co., Ltd.		1,608	14	—	(4)
Goesan Solar Park Co., Ltd.		56,332	50,524	2,809	(262)
Saemangeum Heemang Photovoltaic Co., Ltd.		35,447	6,070	—	(1,943)
Bitgoel Eco Energy Co., Ltd.		100	—	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		72,557	67,297	8,927	(1,576)
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	—	—	—
Muan Solar park Co., Ltd.		245,431	225,057	14,359	(966)
YuDang Solar Co., Ltd.		23,360	20,876	1,611	686
Anjwa Smart Farm & Solar City Co., Ltd.		295,570	271,396	1,900	(1,684)
Daewon Green Energy Co., Ltd.		15,370	122	—	(93)
<Joint ventures>
KEPCO-Uhde Inc.		208	11	—	(66)
Shuweihat Asia Power Investment B.V.		27,073	4	—	12,080
Shuweihat Asia Operation & Maintenance Company		1,960	38	2,689	1,953
Waterbury Lake Uranium L.P.		59,885	77	—	—
ASM-BG Investicii AD		80,261	43,861	13,355	5,150
RES Technology AD		67,232	35,372	8,381	2,102
KV Holdings, Inc.		6,013	—	27	1,449
KEPCO SPC Power Corporation		289,271	21,102	184,481	66,311
Gansu Datang Yumen Wind Power Co., Ltd.		69,668	53,343	7,157	(4,295)
Datang Chifeng Renewable Power Co., Ltd.		747,990	276,796	119,955	39,439
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		182,342	76,018	26,378	2,914
Rabigh Electricity Company		2,294,880	1,898,701	293,722	94,927
Rabigh Operation & Maintenance Company Limited		28,666	19,133	26,268	7,318
Jamaica Public Service Company Limited		1,664,412	1,027,418	1,042,422	35,916
KW Nuclear Components Co., Ltd.		44,571	19,354	19,762	7,262
Busan Shinho Solar Power Co., Ltd.		39,266	17,754	7,296	2,652
Global Trade Of Power System Co., Ltd.		2,319	435	4,105	(96)
Expressway Solar-light Power Generation Co., Ltd.		14,801	4,816	2,298	144
Amman Asia Electric Power Company		725,101	456,346	20,586	33,608
KAPES, Inc.		127,418	95,322	167,201	10,908
Honam Wind Power Co., Ltd.		36,237	22,945	4,433	(220)
Jeongam Wind Power Co., Ltd.		89,829	78,279	9,757	412
Korea Power Engineering Service Co., Ltd.		24,162	5,674	9,435	1,538
Chun-cheon Energy Co., Ltd.		605,493	512,642	222,066	(24,597)
Yeonggwangbaeksu Wind Power Co., Ltd.		90,758	69,967	11,232	572
Nghi Son 2 Power LLC		2,207,764	2,474,324	819,706	108,832
Kelar S.A.		598,901	492,838	93,375	16,863
PT. Tanjung Power Indonesia		645,152	550,687	90,255	20,487
Incheon New Power Co., Ltd.		3,439	2,914	1,519	(670)
Seokmun Energy Co., Ltd.		227,539	176,457	33,677	(8,734)
Daehan Wind Power PSC		98,544	106,254	—	(765)
Barakah One Company		24,693,571	24,924,087	—	(4,520)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
Nawah Energy Company	~~W~~	139,286	137,788	—	12
MOMENTUM		10,772	9,076	31,161	1,122
Daegu Green Power Co., Ltd.		549,034	469,126	221,382	290
Yeonggwang Wind Power Co., Ltd.		249,999	213,556	26,535	1,690
Chester Solar IV SpA		14,232	11,990	1,688	485
Chester Solar V SpA		4,674	4,313	588	150
Diego de Almagro Solar SpA		17,916	14,808	1,824	535
South Jamaica Power Company Limited		405,804	246,310	209,596	12,208
Daesan Green Energy Co., Ltd.		275,911	211,476	62,286	15,346
RE Holiday Holdings LLC		320,908	183,290	19,659	13,247
RE Pioneer Holdings LLC		236,565	137,287	12,410	8,821
RE Barren Ridge 1 Holdings LLC		194,643	87,171	10,679	(722)
RE Astoria 2 LandCo LLC		10,733	274	664	541
RE Barren Ridge LandCo LLC		3,776	82	266	223
Laurel SpA		13,529	11,496	1,704	702
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,930	618	—	(191)
Chile Solar JV SpA		74,776	5,011	4,390	1,476
Taebaek Gadeoksan Wind Power Co., Ltd.		142,731	114,487	10,587	2,411
Cheong-Song Noraesan Wind Power Co., Ltd.		55,460	43,771	7,411	2,039
Chester Solar I SpA		12,795	9,713	1,111	824
Solar Philippines Calatagan Corporation		97,947	47,098	23,182	15,249
Saemangeum Solar Power Co., Ltd.		34,363	4,180	—	(532)
Chungsongmeon BongSan wind power Co., Ltd.		64,341	56,264	—	(1,206)
Jaeun Resident Wind Power Plant Co., Ltd.		63,940	56,371	—	(645)
DE Energia SpA		48,327	54,934	3,789	(21,087)
Dangjin Eco Power Co., Ltd.		97,834	23,769	3,953	565
Haemodum Solar Co., Ltd.		19,041	12,786	1,188	286
Yangyang Wind Power Co., Ltd.		20,917	33	—	(572)
HORUS SOLAR, S.A. DE C.V.		181,432	182,674	—	(13,285)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		81,257	71,295	—	243
SUNMEX RENOVABLES, S.A. DE C.V.		7,781	6,204	—	(309)
Stavro Holding II A.B.		46,394	9	—	(782)
Solaseado Solar Power Co., Ltd.		349,855	327,865	43,782	7,443
Yeongam Solar Power Co., Ltd.		312,960	285,231	17,347	(3,324)
Samsu Wind Power Co., Ltd.		59,597	45,877	—	243
Pulau Indah Power Plant Sdn. Bhd.		31,538	9,293	—	(894)
Sam-Yang Photovoltaic Power Co., Ltd.		55,345	44,049	2,769	592
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,573	39	1,770	8,989
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,932	11	6	478
PT Barito Wahana Tenaga		205,894	—	—	28,631
Cheongna Energy Co., Ltd.		341,478	335,736	78,387	5,995
Naepo Green Energy Co., Ltd.		152,003	159,805	7,056	(28,043)
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		441,875	496,355	93,832	30,269
OneEnergy Asia Limited		78,005	150	—	(578)
KAS INVESTMENT I LLC		78,410	—	—	—
KAS INVESTMENT II LLC		78,096	—	—	—
Energyco LLC		3,425	563	—	(2,856)
CAES, LLC		40,840	—	—	(1,656)
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	—	—	—
Busan Industrial Solar Power Co., Ltd.		15,283	14,499	19	(485)
Bitsolar Energy Co., Ltd.		144,758	149,561	—	(6,116)

(*1)	The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	39,311,855	31,165,334	24,982,640	38,764
Korea Electric Power Industrial Development Co., Ltd.		186,434	98,872	306,026	17,467
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Cheongna Energy Co., Ltd.		383,034	383,288	68,626	(2,567)
Gangwon Wind Power Co., Ltd.		83,528	1,674	24,116	9,380
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
Korea Power Exchange		315,683	54,926	107,034	8,268
Hyundai Energy Co., Ltd.		465,238	549,940	91,842	(27,882)
Ecollite Co., Ltd.		1,838	304	—	(97)
Taebaek Wind Power Co., Ltd.		36,182	8,027	6,177	5,494
Taeback Guinemi Wind Power Co., Ltd.		35,061	24,847	349	(61)
Pyeongchang Wind Power Co., Ltd.		79,756	56,248	10,713	2,010
Daeryun Power Co., Ltd.		802,546	512,757	163,129	1,836
Changjuk Wind Power Co., Ltd.		29,875	1,476	6,076	1,447
KNH Solar Co., Ltd.		20,465	11,641	3,377	278
SPC Power Corporation		250,544	22,459	63,218	39,876
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
KNOC Nigerian East Oil Co., Ltd.		58,402	134,361	—	(182)
KNOC Nigerian West Oil Co., Ltd.		54,275	124,086	—	(180)
PT Wampu Electric Power		222,266	158,451	18,165	(2,315)
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Pioneer Gas Power Limited		309,059	367,399	—	(54,501)
Eurasia Energy Holdings		592	1,056	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		3,866	2,487	17	(925)
PT. Mutiara Jawa		26,109	21,150	11,196	3,396
Samcheok Eco Materials Co., Ltd.		26,625	3,209	10,876	1,946
Noeul Green Energy Co., Ltd.		137,370	114,578	36,435	(4,810)
Naepo Green Energy Co., Ltd.		77,070	99,345	6,572	(31,577)
Goseong Green Energy Co., Ltd.		3,399,058	3,177,210	—	(10,276)
Gangneung Eco Power Co., Ltd.		1,362,692	1,204,202	—	(3,830)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,483	1,722	454	47
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Jinbhuvish Power Generation Pvt. Ltd.		64,111	13,240	—	—
Daejung Offshore Wind Power Co., Ltd.		6,181	1,450	—	(617)
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Daegu Photovoltaic Co., Ltd.		15,486	8,385	3,639	1,442
Busan Green Energy Co., Ltd.		173,537	136,857	52,256	(6,496)
Gunsan Bio Energy Co., Ltd.		10,614	28,062	—	(5,777)
Korea Electric Vehicle Charging Service		12,810	9,013	8,428	(1,841)
Korea Nuclear Partners Co., Ltd.		928	375	1,441	(50)
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
Energy Infra Asset Management Co., Ltd.		8,712	721	5,118	1,415
Daegu clean Energy Co., Ltd.		371	323	—	(14)
YaksuESS Co., Ltd.		7,325	5,551	1,191	363
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
Gwangyang Green Energy Co., Ltd.		28,816	24,164	—	(1,007)
PND solar., Ltd.		40,941	37,526	6,908	1,665
Hyundai Eco Energy Co., Ltd.		209,395	190,622	13,343	1,306
YeongGwang Yaksu Wind Electric Co., Ltd.		46,488	45,594	6,511	(1,510)
Green Energy Electricity Generation Co., Ltd.		33,937	36,060	—	(5,923)
Korea Energy Solutions Co., Ltd.		1,285	18	134	(233)
ITR Co., Ltd.		376	214	167	(88)
Structure test network Co., Ltd.		89	249	76	(72)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	34,595	29,310	—	(1,149)
Indeck Niles Development, LLC		49,465	174	—	(25,430)
Indeck Niles Asset Management, LLC		271	9	1,513	753
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,559	15	59	44
Suwon New Power Co., Ltd.		2,000	—	—	—
KPGE Inc.		984	—	—	(6)
Gwangbaek Solar Power Investment Co., Ltd.		193,464	183,063	7,635	(355)
Go deok Clean Energy Co., Ltd.		3,000	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		270	7	—	(107)
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
Shuweihat Asia Operation & Maintenance Company		2,605	45	2,570	1,892
Waterbury Lake Uranium L.P.		61,548	4	—	—
ASM-BG Investicii AD		78,191	39,439	13,200	4,894
RES Technology AD		66,821	34,325	8,384	1,914
KV Holdings, Inc.		6,101	—	25	1,876
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Gansu Datang Yumen Wind Power Co., Ltd.		77,313	56,941	6,106	(5,175)
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Rabigh Operation & Maintenance Company Limited		36,121	18,923	23,777	7,203
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KW Nuclear Components Co., Ltd.		31,326	10,820	11,305	3,837
Busan Shinho Solar Power Co., Ltd.		42,318	22,137	7,843	2,856
Global Trade Of Power System Co., Ltd.		2,993	1,025	3,323	134
Expressway Solar-light Power Generation Co., Ltd.		17,653	7,712	2,991	709
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
KAPES, Inc.		124,396	103,158	93,831	3,465
Honam Wind Power Co., Ltd.		39,680	24,703	5,365	354
Jeongam Wind Power Co., Ltd.		94,134	83,041	11,644	2,005
Korea Power Engineering Service Co., Ltd.		19,052	2,150	12,284	1,749
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,552	79,322	11,739	1,342
Nghi Son 2 Power LLC		1,589,928	1,795,578	1,008,326	71,803
Kelar S.A.		634,633	530,335	86,702	8,867
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Incheon New Power Co., Ltd.		4,749	3,553	1,951	(800)
Seokmun Energy Co., Ltd.		242,332	182,533	44,733	2,606
Daehan Wind Power PSC		89,904	86,390	—	(767)
Barakah One Company		24,330,632	24,546,421	—	(112,114)
Nawah Energy Company		120,987	119,405	—	3
MOMENTUM		8,904	7,245	21,171	1,099
Daegu Green Power Co., Ltd.		579,593	500,092	301,339	4,899
Yeonggwang Wind Power Co., Ltd.		262,610	225,361	24,256	(2,032)
Chester Solar IV SpA		13,443	12,079	1,590	(1,057)
Chester Solar V SpA		4,677	4,625	519	(402)
Diego de Almagro Solar SpA		18,984	16,901	1,954	(1,104)
South Jamaica Power Company Limited		364,347	295,029	7,224	(35,650)
Daesan Green Energy Co., Ltd.		232,170	183,079	—	(717)
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Astoria 2 Land Co LLC		11,422	217	656	651
RE Barren Ridge Land Co LLC		4,019	87	262	260

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Laurel SpA	~~W~~	12,979	12,076	961	(1,130)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,883	425	—	(232)
Chile Solar JV SpA		69,903	186	591	1,686
Taebaek Gadeoksan Wind Power Co., Ltd.		70,270	49,500	—	(1,602)
Cheong-Song Noraesan Wind Power Co., Ltd.		51,247	40,969	—	(549)
Chester Solar I SpA		7,859	5,842	—	(204)
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
Saemangeum Solar Power Co., Ltd.		13,740	3,270	—	(1,875)
Chungsongmeon BongSan wind power Co., Ltd.		27,659	24,272	—	(1,365)
Jaeun Resident Wind Power Plant Co., Ltd.		31,402	23,823	—	(844)
DE Energia SpA		64,959	50,971	1,254	(2,645)
Dangjin Eco Power Co., Ltd. (newly)		99,907	25,436	107	(737)
Haemodum Solar Co., Ltd.		7,237	1,237	—	—
Yangyang Wind Power Co., Ltd.		10,764	—	—	(11)
HORUS SOLAR, S.A. DE C.V.		10,566	8,503	—	(7)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		3,848	2,885	—	22
SUNMEX RENOVABLES, S.A. DE C.V.		3,170	2,171	—	13
Stavro Holding II A.B.		28,141	13	—	(18)

(*1)	The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	7,735,156	22.02%	1,703,281	—	—	(55,956)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		88,379	29.00%	25,630	—	—	—	25,630
YTN Co., Ltd.		189,228	21.43%	40,549	—	—	—	40,549
Gangwon Wind Power Co., Ltd.		75,961	15.00%	11,394	49	—	—	11,443
Hyundai Green Power Co., Ltd.		457,842	29.00%	132,774	—	—	—	132,774
Korea Power Exchange		269,122	100.00%	269,122	—	—	—	269,122
Taebaek Wind Power Co., Ltd.		25,568	25.00%	6,392	—	—	—	6,392
Taeback Guinemi Wind Power Co., Ltd.		12,349	25.00%	3,087	—	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		20,107	25.00%	5,027	—	—	—	5,027
Daeryun Power Co., Ltd.		290,931	9.34%	27,173	—	—	(820)	26,353
Changjuk Wind Power Co., Ltd.		26,223	30.00%	7,867	—	—	—	7,867
KNH Solar Co., Ltd.		9,021	27.00%	2,436	—	—	—	2,436
SPC Power Corporation		237,757	38.00%	90,348	—	—	(20,436)	69,912
Gemeng International Energy Co., Ltd.		1,999,144	34.00%	679,709	—	—	(1)	679,708
PT. Cirebon Electric Power		428,405	27.50%	117,811	—	—	—	117,811
KNOC Nigerian East Oil Co., Ltd.		(71,521)	14.63%	(10,464)	—	—	10,464	—
KNOC Nigerian West Oil Co., Ltd.		(65,740)	14.63%	(9,618)	—	—	9,618	—
PT Wampu Electric Power		60,577	46.00%	27,865	—	—	—	27,865
PT. Bayan Resources TBK		749,744	20.00%	149,949	351,662	—	(76,377)	425,234
S-Power Co., Ltd.		228,168	49.00%	111,802	—	(1,510)	—	110,292
Pioneer Gas Power Limited		(99,446)	38.50%	(38,284)	22,278	—	16,006	—
Eurasia Energy Holdings		(437)	40.00%	(175)	—	—	175	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		262,658	25.00%	65,665	305	(1,110)	(290)	64,570
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
PT. Mutiara Jawa		6,138	29.00%	1,780	—	—	—	1,780
Samcheok Eco Materials Co., Ltd.		23,426	25.54%	5,983	—	—	(5,983)	—
Noeul Green Energy Co., Ltd.		14,472	29.00%	4,197	—	—	—	4,197
Goseong Green Energy Co., Ltd.		208,361	1.12%	2,324	—	(138)	—	2,186
Gangneung Eco Power Co., Ltd.		154,904	1.61%	2,496	—	(128)	—	2,368
Shin Pyeongtaek Power Co., Ltd.		206,281	40.00%	82,512	3,559	(16,480)	—	69,591
Heang Bok Do Si Photovoltaic Power Co., Ltd.		743	28.00%	208	—	—	2	210
Dongducheon Dream Power Co., Ltd.		278,714	34.01%	94,791	1,757	(3,329)	(12,582)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		46,577	5.16%	2,403	—	—	(2,403)	—
Daejung Offshore Wind Power Co., Ltd.		4,647	46.59%	2,165	—	—	—	2,165
GS Donghae Electric Power Co., Ltd.		718,900	34.00%	244,426	—	—	—	244,426
Daegu Photovoltaic Co., Ltd.		7,125	29.00%	2,066	—	—	—	2,066
Busan Green Energy Co., Ltd.		30,266	29.00%	8,777	—	—	1	8,778
Gunsan Bio Energy Co., Ltd.		(18,982)	18.87%	(3,582)	—	—	3,582	—
Korea Electric Vehicle Charging Service		2,057	28.00%	576	—	—	—	576
Korea Nuclear Partners Co., Ltd.		1,245	28.98%	361	—	—	(161)	200
Korea Electric Power Corporation Fund		42,739	98.09%	41,923	—	—	3	41,926
Energy Infra Asset Management Co., Ltd.		9,478	9.90%	938	—	—	—	938
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		1,562	29.00%	453	1	—	—	454
Nepal Water & Energy Development Company Private Limited		68,228	58.59%	39,975	971	—	1,731	42,677
Gwangyang Green Energy Co., Ltd.		4,539	20.00%	908	18	—	—	926
PND solar., Ltd.		3,431	29.00%	995	154	—	—	1,149
Hyundai Eco Energy Co., Ltd.		21,240	19.00%	4,036	214	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		124	9.63%	12	300	—	—	312
Green Energy Electricity Generation Co., Ltd.		(2,599)	29.00%	(754)	779	—	—	25
Korea Energy Solutions Co., Ltd.		984	20.00%	197	—	—	—	197
ITR Co., Ltd.		198	20.00%	40	1	—	(1)	40
Structure test network Co., Ltd.		(133)	20.00%	(27)	54	—	—	27

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	553	15.00%	83	20	—	—	103
Indeck Niles Development, LLC		33,298	24.08%	8,017	12,610	—	—	20,627
Indeck Niles Asset Management, LLC		303	33.33%	101	—	—	—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,951	49.00%	7,326	—	—	—	7,326
Suwon New Power Co., Ltd.		1,966	33.11%	651	—	267	136	1,054
KPGE Inc.		989	29.00%	287	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		9,925	44.00%	4,367	315	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,574	61.00%	960	—	—	—	960
SureDataLab Co., Ltd.		353	23.95%	85	—	—	—	85
SEP Co., Ltd.		64	21.26%	14	—	—	—	14
Hankook Electric Power Information Co., Ltd.		550	25.25%	139	—	—	—	139
Tronix Co., Ltd.		593	20.00%	119	—	—	—	119
O2&B Global Co., Ltd.		108	20.00%	22	—	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		3,010	20.00%	602	494	—	—	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		(387)	29.90%	(116)	—	—	116	—
Jeju SolarOne Co., Ltd.		1,594	10.00%	159	—	—	—	159
Goesan Solar Park Co., Ltd.		5,808	29.00%	1,684	—	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		29,377	35.00%	10,282	740	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		100	29.00%	29	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		5,260	30.00%	1,578	—	—	—	1,578
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	19.46%	230	—	—	—	230
Muan Solar park Co., Ltd.		20,374	19.00%	3,871	309	—	—	4,180
YuDang Solar Co., Ltd.		2,484	20.00%	497	—	—	(137)	360
Anjwa Smart Farm & Solar City Co., Ltd.		24,174	19.50%	4,714	796	—	—	5,510
Daewon Green Energy Co., Ltd.		15,248	25.36%	3,866	44	—	—	3,910
<Joint ventures>
KEPCO-Uhde Inc.		197	50.80%	100	—	—	—	100
Shuweihat Asia Power Investment B.V.		27,069	49.00%	13,264	—	—	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,922	55.00%	1,057	—	—	—	1,057
Waterbury Lake Uranium L.P.		59,808	33.10%	19,797	—	—	—	19,797
ASM-BG Investicii AD		36,400	50.00%	18,200	—	—	—	18,200
RES Technology AD		31,860	50.00%	15,930	—	—	—	15,930
KV Holdings, Inc.		6,013	40.00%	2,405	—	—	—	2,405
KEPCO SPC Power Corporation		268,169	75.20%	201,663	—	—	—	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		16,325	40.00%	6,530	—	—	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		471,194	40.00%	188,478	—	—	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,324	40.00%	42,530	—	—	—	42,530
Rabigh Electricity Company		396,179	40.00%	158,472	—	(60,511)	(804)	97,157
Rabigh Operation & Maintenance Company Limited		9,533	40.00%	3,813	—	—	—	3,813
Jamaica Public Service Company Limited		636,994	40.00%	254,798	29,357	—	(17,934)	266,221
KW Nuclear Components Co., Ltd.		25,217	45.00%	11,348	—	—	(177)	11,171
Busan Shinho Solar Power Co., Ltd.		21,512	25.00%	5,378	—	—	—	5,378
Global Trade Of Power System Co., Ltd.		1,884	29.00%	546	—	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		9,985	29.00%	2,896	—	—	—	2,896
Amman Asia Electric Power Company		268,755	60.00%	161,253	—	—	—	161,253
KAPES, Inc.		32,096	51.00%	16,369	—	(19,567)	3,198	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Honam Wind Power Co., Ltd.	~~W~~	13,292	29.00%	3,855	32	—	—	3,887
Jeongam Wind Power Co., Ltd.		11,550	40.00%	4,620	—	—	—	4,620
Korea Power Engineering Service Co., Ltd.		18,488	29.00%	5,362	—	—	—	5,362
Chun-cheon Energy Co., Ltd.		92,851	29.90%	27,762	3	—	(247)	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		20,791	15.00%	3,119	5	—	—	3,124
Nghi Son 2 Power LLC		(266,560)	50.00%	(133,280)	—	—	133,280	—
Kelar S.A.		106,063	65.00%	68,941	2,508	—	—	71,449
PT. Tanjung Power Indonesia		94,465	35.00%	33,063	—	—	—	33,063
Incheon New Power Co., Ltd.		525	29.00%	152	—	—	(152)	—
Seokmun Energy Co., Ltd.		51,082	29.00%	14,814	—	—	—	14,814
Daehan Wind Power PSC		(7,710)	50.00%	(3,855)	—	—	3,855	—
Barakah One Company		(230,516)	18.00%	(41,493)	—	(27,845)	69,338	—
Nawah Energy Company		1,498	18.00%	270	—	—	—	270
MOMENTUM		1,696	33.33%	565	—	—	—	565
Daegu Green Power Co., Ltd.		79,908	54.24%	43,342	84	—	(20,381)	23,045
Yeonggwang Wind Power Co., Ltd.		36,443	46.00%	16,764	492	—	—	17,256
Chester Solar IV SpA		2,242	45.00%	1,009	55	—	—	1,064
Chester Solar V SpA		361	45.00%	162	115	—	—	277
Diego de Almagro Solar SpA		3,108	45.00%	1,399	91	—	—	1,490
South Jamaica Power Company Limited		159,494	20.00%	31,899	—	—	(2)	31,897
Daesan Green Energy Co., Ltd.		64,435	35.00%	22,552	—	—	—	22,552
RE Holiday Holdings LLC		137,618	50.00%	68,809	—	—	—	68,809
RE Pioneer Holdings LLC		99,278	50.00%	49,639	—	—	—	49,639
RE Barren Ridge 1 Holdings LLC		107,472	50.00%	53,736	—	—	(49,270)	4,466
RE Astoria 2 LandCo LLC		10,459	50.00%	5,230	—	—	—	5,230
RE Barren Ridge LandCo LLC		3,694	50.00%	1,847	—	—	—	1,847
Laurel SpA		2,033	45.00%	915	177	—	—	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,312	12.37%	4,121	8	—	—	4,129
Chile Solar JV SpA		69,765	50.00%	34,883	—	—	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		28,244	47.31%	13,362	—	—	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		11,689	29.01%	3,391	61	—	1	3,453
Chester Solar I SpA		3,082	45.00%	1,387	234	—	—	1,621
Solar Philippines Calatagan Corporation		50,849	38.00%	19,323	29,694	—	—	49,017
Saemangeum Solar Power Co., Ltd.		30,183	81.00%	24,450	(158)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		8,077	29.00%	2,342	1,782	—	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		7,569	29.00%	2,195	—	—	—	2,195
DE Energia SpA		(6,607)	49.00%	(3,237)	—	—	11,424	8,187
Dangjin Eco Power Co., Ltd.		74,065	34.00%	25,182	341	—	—	25,523
Haemodum Solar Co., Ltd.		6,255	49.00%	3,065	—	—	—	3,065
Yangyang Wind Power Co., Ltd.		20,884	50.00%	10,442	43	—	—	10,485
HORUS SOLAR, S.A. DE C.V.		(1,242)	14.95%	(186)	3,580	—	—	3,394
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		9,962	14.95%	1,489	2,171	—	—	3,660
SUNMEX RENOVABLES, S.A. DE C.V.		1,577	14.95%	236	4	—	—	240
Stavro Holding II A.B.		46,385	20.00%	9,277	—	—	—	9,277
Solaseado Solar Power Co., Ltd.		21,990	38.90%	8,554	1,361	—	—	9,915
Yeongam Solar Power Co., Ltd.		27,729	19.00%	5,269	773	—	—	6,042
Samsu Wind Power Co., Ltd.		13,720	19.00%	2,607	—	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		22,245	25.00%	5,561	5,643	—	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		11,296	49.00%	5,535	—	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,534	29.53%	21,715	—	—	527	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,921	90.00%	16,129	—	—	—	16,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
PT Barito Wahana Tenaga	~~W~~	205,894	30.61%	63,029	—	—	—	63,029
Cheongna Energy Co., Ltd.		5,742	50.10%	2,877	3,137	(1,074)	—	4,940
Naepo Green Energy Co., Ltd.		(7,802)	29.20%	(2,278)	—	—	2,278	—
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		(54,480)	46.30%	(25,224)	—	(923)	26,147	—
OneEnergy Asia Limited		77,855	40.00%	31,142	25,512	—	—	56,654
KAS INVESTMENT I LLC		78,410	29.89%	23,437	—	—	—	23,437
KAS INVESTMENT II LLC		78,096	29.89%	23,343	—	—	—	23,343
Energyco LLC		2,862	29.00%	830	829	—	—	1,659
CAES, LLC		40,840	36.00%	14,702	2,924	—	—	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	19.47%	1,890	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		784	28.02%	220	290	—	—	510
Bitsolar Energy Co., Ltd.		(4,803)	27.10%	(1,302)	1,654	—	—	352

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		87,562	29.00%	25,393	—	—	—	25,393
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Cheongna Energy Co., Ltd.		(254)	43.90%	(112)	2,584	(1,061)	—	1,411
Gangwon Wind Power Co., Ltd.		81,854	15.00%	12,278	49	—	—	12,327
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
Hyundai Energy Co., Ltd.		(84,702)	46.30%	(39,217)	—	(954)	40,171	—
Ecollite Co., Ltd.		1,534	36.10%	554	—	—	(554)	—
Taebaek Wind Power Co., Ltd.		28,155	25.00%	7,039	—	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		10,214	25.00%	2,553	—	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		23,508	25.00%	5,877	—	—	—	5,877
Daeryun Power Co., Ltd.		289,789	9.34%	27,066	—	—	(819)	26,247
Changjuk Wind Power Co., Ltd.		28,399	30.00%	8,520	—	—	—	8,520
KNH Solar Co., Ltd.		8,824	27.00%	2,382	—	—	—	2,382
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
KNOC Nigerian East Oil Co., Ltd.		(75,959)	14.63%	(11,113)	—	—	11,113	—
KNOC Nigerian West Oil Co., Ltd.		(69,811)	14.63%	(10,213)	—	—	10,213	—
PT Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Pioneer Gas Power Limited		(58,340)	38.50%	(22,459)	22,278	—	181	—
Eurasia Energy Holdings		(464)	40.00%	(186)	—	—	186	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,379	7.85%	108	—	—	—	108
PT. Mutiara Jawa		4,959	29.00%	1,438	—	—	—	1,438
Samcheok Eco Materials Co., Ltd.		23,416	25.54%	5,980	—	—	(5,980)	—
Noeul Green Energy Co., Ltd.		22,792	29.00%	6,610	—	—	—	6,610
Naepo Green Energy Co., Ltd.		(22,275)	41.67%	(9,281)	2	—	9,279	—
Goseong Green Energy Co., Ltd.		221,848	1.12%	2,474	—	(134)	—	2,340
Gangneung Eco Power Co., Ltd.		158,490	1.61%	2,553	—	(123)	—	2,430
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		761	28.00%	213	—	—	2	215
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		50,871	5.16%	2,625	—	—	(2,625)	—
Daejung Offshore Wind Power Co., Ltd.		4,731	49.90%	2,361	—	—	—	2,361
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Daegu Photovoltaic Co., Ltd.		7,101	29.00%	2,060	—	—	—	2,060
Busan Green Energy Co., Ltd.		36,680	29.00%	10,637	—	—	—	10,637
Gunsan Bio Energy Co., Ltd.		(17,448)	18.87%	(3,292)	—	—	3,292	—
Korea Electric Vehicle Charging Service		3,797	28.00%	1,063	—	—	—	1,063
Korea Nuclear Partners Co., Ltd.		553	29.00%	160	—	—	(160)	—
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
Energy Infra Asset Management Co., Ltd.		7,991	9.90%	791	—	—	—	791
Daegu clean Energy Co., Ltd.		48	28.00%	13	—	—	—	13
YaksuESS Co., Ltd.		1,774	29.00%	514	2	—	—	516
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
Gwangyang Green Energy Co., Ltd.		4,652	20.00%	930	18	—	—	948
PND solar., Ltd.		3,415	29.00%	990	154	—	—	1,144
Hyundai Eco Energy Co., Ltd.		18,773	19.00%	3,567	214	—	—	3,781
YeongGwang Yaksu Wind Electric Co., Ltd.		894	9.63%	86	300	—	—	386
Green Energy Electricity Generation Co., Ltd.		(2,123)	29.00%	(616)	779	—	—	163
Korea Energy Solutions Co., Ltd.		1,267	20.00%	253	6	—	—	259

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
ITR Co., Ltd.	~~W~~	162	20.00%	32	1	—	—	33
Structure test network Co., Ltd.		(160)	20.00%	(32)	53	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		5,285	15.00%	793	19	—	—	812
Indeck Niles Development, LLC		49,291	50.00%	24,646	—	—	(24,646)	—
Indeck Niles Asset Management, LLC		262	33.33%	87	—	—	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,544	49.00%	7,126	—	—	—	7,126
Suwon New Power Co., Ltd.		2,000	33.11%	662	—	—	136	798
KPGE Inc.		984	29.00%	285	—	—	2	287
Gwangbaek Solar Power Investment Co., Ltd.		10,401	19.00%	1,976	78	—	—	2,054
Go deok Clean Energy Co., Ltd.		3,000	61.00%	1,830	—	—	—	1,830
<Joint ventures>
KEPCO-Uhde Inc.		263	50.80%	134	—	—	—	134
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
Shuweihat Asia Operation & Maintenance Company		2,560	55.00%	1,408	—	—	—	1,408
Waterbury Lake Uranium L.P.		61,544	33.41%	20,562	—	—	—	20,562
ASM-BG Investicii AD		38,752	50.00%	19,376	—	—	—	19,376
RES Technology AD		32,496	50.00%	16,248	—	—	—	16,248
KV Holdings, Inc.		6,101	40.00%	2,441	—	—	—	2,441
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		20,372	40.00%	8,149	—	—	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Rabigh Operation & Maintenance Company Limited		17,198	40.00%	6,879	—	—	—	6,879
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KW Nuclear Components Co., Ltd.		20,506	45.00%	9,228	—	—	(176)	9,052
Busan Shinho Solar Power Co., Ltd.		20,181	25.00%	5,045	—	—	—	5,045
Global Trade Of Power System Co., Ltd.		1,968	29.00%	571	—	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		9,941	29.00%	2,883	—	—	—	2,883
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
KAPES, Inc.		21,238	51.00%	10,832	—	—	—	10,832
Honam Wind Power Co., Ltd.		14,977	29.00%	4,343	32	—	—	4,375
Jeongam Wind Power Co., Ltd.		11,093	40.00%	4,437	—	—	—	4,437
Korea Power Engineering Service Co., Ltd.		16,902	29.00%	4,902	—	—	—	4,902
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		20,230	15.00%	3,035	5	—	—	3,040
Nghi Son 2 Power LLC		(205,650)	50.00%	(102,825)	—	—	102,825	—
Kelar S.A.		104,298	65.00%	67,794	2,668	—	—	70,462
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Incheon New Power Co., Ltd.		1,196	29.00%	347	—	—	(347)	—
Seokmun Energy Co., Ltd.		59,799	29.00%	17,342	—	—	—	17,342
Daehan Wind Power PSC		3,514	50.00%	1,757	—	—	—	1,757
Barakah One Company		(215,789)	18.00%	(38,842)	—	(77,254)	116,096	—
Nawah Energy Company		1,582	18.00%	285	—	—	—	285
MOMENTUM		1,659	33.33%	553	—	—	—	553
Daegu Green Power Co., Ltd.		79,501	54.24%	43,124	84	—	(20,384)	22,824
Yeonggwang Wind Power Co., Ltd.		37,249	46.00%	17,135	492	—	—	17,627
Chester Solar IV SpA		1,364	45.00%	614	58	—	—	672

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2020 and 2019 are as follows, continued:

In millions of won
2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Chester Solar V SpA	~~W~~	52	45.00%	23	123	—	—	146
Diego de Almagro Solar SpA		2,083	45.00%	937	98	—	—	1,035
South Jamaica Power Company Limited		69,318	20.00%	13,863	—	—	—	13,863
Daesan Green Energy Co., Ltd.		49,091	35.00%	17,182	—	—	—	17,182
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Astoria 2 LandCo LLC		11,205	50.00%	5,602	—	—	—	5,602
RE Barren Ridge LandCo LLC		3,932	50.00%	1,966	—	—	—	1,966
Laurel SpA		903	45.00%	406	189	—	—	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,458	12.37%	4,015	9	—	—	4,024
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		20,770	37.78%	7,846	—	—	—	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		10,278	29.01%	2,982	61	—	—	3,043
Chester Solar I SpA		2,017	45.00%	908	249	—	—	1,157
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
Saemangeum Solar Power Co., Ltd.		10,470	81.00%	8,481	—	—	(157)	8,324
Chungsongmeon BongSan wind power Co., Ltd.		3,387	29.00%	982	1,782	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd.		7,579	29.00%	2,198	—	—	—	2,198
DE Energia SpA		13,988	49.00%	6,854	—	—	1,811	8,665
Dangjin Eco Power Co., Ltd. (newly)		74,471	34.00%	25,320	341	—	—	25,661
Haemodum Solar Co., Ltd.		6,000	49.00%	2,940	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		10,764	99.54%	10,714	86	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		2,063	14.95%	308	3,095	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		963	14.95%	144	528	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		999	14.95%	149	73	—	—	222
Stavro Holding II A.B.		28,128	20.00%	5,625	—	—	—	5,625

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2020 and 2019, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2020			2019
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
Eurasia Energy Holdings		(10)	175	6	185
Gunsan Bio Energy Co., Ltd.		290	3,582	1,090	3,292
Daehan Wind Power PSC		3,855	3,855	—	—
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		(14,035)	24,696	12,890	38,731
Nghi Son 2 Power LLC		30,456	133,280	61,165	102,824
Samcheok Eco Materials Co., Ltd.		(3)	785	(497)	788
Naepo Green Energy Co., Ltd.		(7,003)	2,278	9,281	9,281
Barakah One Company		(46,758)	69,338	116,096	116,096
Pioneer Gas Power Limited		15,824	15,938	114	114
Incheon New Power Co., Ltd.		194	194	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.		116	116	—	—
KAPES, Inc.		3,198	3,198	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made at fair value after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investores at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co., Ltd. at the yield-based transfer amount agreed with the shareholders.

(vii)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(viii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiv)	Hyundai Green Power Co., Ltd.

As of December 31, 2020, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at a certain period in the future. Also, at the certain period in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2020 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,970,098	(23,475)	—	(26,772)	13,919,851
Buildings		21,773,824	(57,231)	(9,150,218)	(7,074)	12,559,301
Structures		74,136,523	(180,009)	(27,864,461)	(13,207)	46,078,846
Machinery		94,295,027	(157,785)	(43,740,838)	(515,402)	49,881,002
Ships		2,482	—	(2,227)	—	255
Vehicles		338,386	(632)	(259,288)	(115)	78,351
Equipment		1,895,528	(227)	(1,487,643)	(42)	407,616
Tools		1,195,721	(239)	(1,003,295)	(39)	192,148
Construction-in-progress		31,121,255	(79,126)	—	(157,530)	30,884,599
Right-of-use assets		7,905,214	—	(3,363,048)	—	4,542,166
Asset retirement costs		12,260,732	—	(4,701,138)	(146,423)	7,413,171
Others		13,979,980	—	(11,227,899)	—	2,752,081

	~~W~~	272,874,770	(498,724)	(102,800,055)	(866,604)	168,709,387

In millions of won	2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	~~W~~	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Acquisitions	Disposals	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,848,063	5,330	(31,304)	(273)	—	121,510	13,943,326
(Government grants)		(21,817)	—	2	—	—	(1,660)	(23,475)
Buildings		12,445,706	7,225	(16,015)	(875,680)	(2,107)	1,057,403	12,616,532
(Government grants)		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		45,178,870	36,091	(346,612)	(2,313,920)	(3,571)	3,707,997	46,258,855
(Government grants)		(186,554)	—	2,032	9,526	—	(5,013)	(180,009)
Machinery		49,907,300	407,521	(283,845)	(5,526,816)	(74,362)	5,608,989	50,038,787
(Government grants)		(158,907)	—	496	17,468	—	(16,842)	(157,785)
Ships		201	—	—	(106)	—	160	255
Vehicles		70,585	3,880	(151)	(35,036)	—	39,705	78,983
(Government grants)		(2,275)	—	4	2,064	—	(425)	(632)
Equipment		374,115	72,655	(86)	(186,004)	—	147,163	407,843
(Government grants)		(241)	—	—	149	—	(135)	(227)
Tools		164,064	28,048	(193)	(82,862)	—	83,330	192,387
(Government grants)		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		28,419,470	12,726,469	(486)	—	7,799	(10,189,527)	30,963,725
(Government grants)		(61,211)	8,783	—	—	—	(26,698)	(79,126)
Right-of-use assets		4,783,573	291,334	(827)	(586,254)	—	54,340	4,542,166
Asset retirement costs		7,374,527	131	(196)	(819,708)	—	858,417	7,413,171
Others		2,628,681	6,470	(8,145)	(984,097)	(366)	1,109,538	2,752,081

	~~W~~	164,701,827	13,593,937	(685,326)	(11,376,100)	(72,607)	2,547,656	168,709,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won	2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment (*1, 4)	Others (*2, 3)	Ending balance
Land	~~W~~	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	~~W~~	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination. (see Note 51)
(*3)

‘Others’ include the amounts reclassified from construction-in-progress to other assets during the prior year relating to the assets which became usable two years before but were considered immaterial.

(*4)

As described in Note 2, the Group recognized impairment loss of ~~W~~3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 & 4 and reversal of impairment loss of ~~W~~16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

19.	Investment Properties

(1)	Investment properties as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	200,391	—	—	200,391
Buildings		59,347	(29)	(34,514)	24,804

	~~W~~	259,738	(29)	(34,514)	225,195

In millions of won	2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	~~W~~	194,487	(13)	(35,894)	158,580

(2)	Changes in investment properties for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	129,897	—	70,494	200,391
Buildings		28,696	(1,454)	(2,409)	24,833
(Government grants)		(13)	1	(17)	(29)

	~~W~~	158,580	(1,453)	68,068	225,915

In millions of won	2019
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	~~W~~	159,559	(5,069)	4,090	158,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Rental income	~~W~~	8,335	9,782
Operating and maintenance expenses related to rental income		(1,453)	(1,257)
Operating and maintenance expenses not related to rental income		—	(3,812)

	~~W~~	6,882	4,713

(4)	Fair value of investment properties as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Book value		Fair value	Book value	Fair value
Land	~~W~~	200,391	300,001	129,897	202,042
Buildings		24,804	44,597	28,683	38,046

	~~W~~	225,195	344,598	158,580	240,088

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined by considering fluctuations in the publicly announced individual land price after the KIFRS transition date. (January 1, 2010)

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

20.	Construction Contracts

(1)	Changes in major contract amount in which revenue is not yet recognized for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	1,229,759	(812,175)	3,152,725

(*)

For the year ended December 31, 2020, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~1,512,460 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~ 282,701 million.

In millions of won	2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~390,224 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~10,955 million.

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Advance received
Nuclear power plant construction in UAE and others	~~W~~	21,460,431	20,242,735	1,217,696	97,348

In millions of won	2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Advance received
Nuclear power plant construction in UAE and others	~~W~~	20,971,487	19,566,647	1,404,840	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	79,662	88,126	53,827	73,420

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

20.	Construction Contracts, Continued

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2020 are as follows:

In millions of won	2020
	Effect from changes in accounting estimates						Contract assets from construction contracts		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	79,477	109,922	(30,445)	(38,144)	28,154	—	—	—
Plant maintenance & engineering service		1,807	(17,231)	(16,723)	(508)	(4,311)	51,508	2,637	39,063	11,635

	~~W~~	1,807	62,246	93,199	(30,953)	(42,455)	79,662	2,637	39,063	11,635

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	775,667	(136)	(623,504)	—	152,027
Licenses and franchises		547	—	(547)	—	—
Copyrights, patents rights and other industrial rights		101,866	—	(49,772)	(9,178)	42,916
Mining rights		604,703	—	(34,062)	(528,251)	42,390
Development expenditures		958,035	(5,043)	(862,850)	(19)	90,123
Intangible assets under development		79,862	(7,203)	—	(12,844)	59,815
Usage rights of donated assets and others		592,930	—	(408,455)	—	184,475
Leasehold rights		27,843	—	(21,503)	—	6,340
Greenhouse gas emissions rights		61,373	—	—	—	61,373
Others		566,200	(75)	(137,843)	(12,011)	416,271

	~~W~~	3,769,026	(12,457)	(2,138,536)	(562,303)	1,055,730

In millions of won	2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and others		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	~~W~~	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment	Others	Ending balance
Software	~~W~~	164,995	14,101	—	(77,501)	—	50,568	152,163
(Government grants)		(235)	—	—	99	—	—	(136)
Copyrights, patents rights and other industrial rights		53,261	369	(390)	(8,352)	—	(1,972)	42,916
Mining rights		43,723	1,664	—	(4,380)	—	1,383	42,390
Development expenditures		93,843	10,273	—	(32,034)	—	23,084	95,166
(Government grants)		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		60,490	53,638	—	—	(23)	(47,087)	67,018
(Government grants)		(11,029)	—	—	—	—	3,826	(7,203)
Usage rights of donated assets and others		193,161	—	—	(18,448)	—	9,762	184,475
Leasehold rights		5,318	—	—	(831)	—	1,853	6,340
Greenhouse gas emissions rights		41,656	37,109	(9,271)	—	—	(8,121)	61,373
Others		426,364	3,217	(46)	(30,476)	(3,576)	20,863	416,346
(Government grants)		(79)	—	—	4	—	—	(75)

	~~W~~	1,069,976	120,371	(9,707)	(170,466)	(3,599)	49,155	1,055,730

In millions of won	2019
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment (*1)	Others (*2)	Ending balance
Software	~~W~~	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and others		87,011	—	—	(15,632)	—	121,782	193,161
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	~~W~~	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the business rights amounting to ~~W~~172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2020 and 2019 are as follows:

In millions of won and thousands of Australian dollars

2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	81	2 months ~ 4 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	1 year 9 months
	Contributions to ARP NRC DC	KRW	29,219	7 years
Mining rights	Mining right of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	8,229	1 year and 2 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	26,847	5 years and 11 months
	Dangjin power plant load facility usage right	KRW	1,574	3 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	10,016	9 years and 6 months
Others	Occupancy and use of public waters	KRW	87,035	16 years and 1 month
	Greenhouse gas emissions rights	KRW	61,373	—
	Business rights	KRW	166,207	28 years and 11 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	- (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	31,385	6 years and 11 months
	Dangjin power plant load facility usage right	KRW	7,870	1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 month
	Business rights	KRW	171,955	29 years and 11 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2020 and 2019, the Group recognized research and development expenses of ~~W~~700,642 million and ~~W~~735,715 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

22.	Trade and Other Payables

Trade and other payables as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,606,861	—	2,859,721	—
Non-trade payables		1,785,068	2,324,965	1,952,659	2,446,714
Accrued expenses		1,197,815	2,038	1,028,869	2,033
Leasehold deposits received		2,336	943	2,571	709
Other deposits received		83,505	67,645	163,382	68,702
Lease liabilities		576,665	4,044,431	635,349	4,434,784
Dividends payable		4,271	—	6,851	—
Others (*)		—	40,390	—	12,818

	~~W~~	6,256,521	6,480,412	6,649,402	6,965,760

(*)	Details of others as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	4,278	—	5,818
Others		—	36,112	—	7,000

	~~W~~	—	40,390	—	12,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Current liabilities
Short-term borrowings	~~W~~	1,436,922	1,098,555
Current portion of long-term borrowings		677,982	217,579
Current portion of debt securities		8,565,301	7,545,485
Less: Current portion of discount on long-term borrowings		(1,723)	(1,000)
Less: Current portion of discount on debt securities		(3,677)	(2,780)

		10,674,805	8,857,839

Non-current liabilities
Long-term borrowings		3,018,898	3,411,052
Debt securities		56,188,234	55,716,183
Less: Discount on long-term borrowings		(14,899)	(21,309)
Less: Discount on debt securities		(143,823)	(88,920)
Add: Premium on debt securities		1,366	1,696

		59,049,776	59,018,702

	~~W~~	69,724,581	67,876,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2020 and 2019 are as follows:

In millions of won
2020
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	2,114,904	8,565,301
1 ~ 5 years		1,564,252	28,746,117
Over 5 years		1,454,646	27,442,117

	~~W~~	5,133,802	64,753,535

In millions of won
2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,316,134	7,545,485
1 ~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	~~W~~	4,727,186	63,261,668

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2020 and 2019 are as follows:

In millions of won and thousands of foreign currencies
2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	0.80 ~ 4.60	2021.01.05 ~2021.12.31	—	~~W~~	580,004
Electronic short-term bonds	KB Securities and others	0.75 ~ 1.35	2021.01.13 ~2021.03.18	—		470,000
Foreign short-term borrowings	Shinhan Bank	0.71 ~ 0.74	2021.01.04 ~2021.03.31	USD 55,393		60,268
Foreign short-term borrowings (*)	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 73,704		81,290
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.26	2021.02.26	—		29,960
Local bank overdraft	Korea Development Bank and others	1.42 ~ 1.88	2021.01.07 ~ 2021.04.26	—		215,400

					~~W~~	1,436,922

(*)	The borrowings mature in 2022, but they are classified as short-term borrowings due to the possibility of early redemption.

In millions of won and thousands of foreign currencies
2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	2.00 ~ 2.20	2020.01.13 ~2020.02.05	—	~~W~~	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD 23,699		27,439
Foreign short-term borrowings	BDO Unibank	3M BVAL + 0.50	2020.12.20	PHP 225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD 11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72 ~ 2.20	2020.01.10 ~2020.02.05	—		400,000
Local bank overdraft	Korea development Bank and others	1.98 ~ 2.75	2020.01.01 ~2020.04.16	—		373,219

					~~W~~	1,098,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

In millions of won and thousands of foreign currencies
2020
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044		—	~~W~~	2,946
	Facility	2.50~4.60	2021~2028		—		50,293
	Operating funds	2.33	2022		—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023		—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		11,088
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2021~2035		—		43,419
IBK	PF Refinancing	CD+1.25	2030		—		9,543
Export-Import Bank of Korea	Project loans	1.50	2026		—		16,204
	Facility	1.32	2028		—		32,000
	Operating funds	1.78	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		2,509
	Facility	3yr KTB rate-2.25	2021~2024		—		1,527
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		14,045
Shinhan Bank	Facility	CB rate+1.10	2028		—		16,632
	Others	3.95	2034		—		89,257
	Others	Standard overdraft rate+1.00	2034		—		89,257
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031		—		46,512
Others	Facility	1.75~6.80	2026~2037		—		510,262
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037		—		89,506
	PF Refinancing	4.10	2030		—		26,509
	Others	3.90~7.90	2023~2039		—		222,356

							2,485,062

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,513
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	96,014		104,463
	Direct loan and others	3M LIBOR+2.75~3.70	2027	JOD	132,228		202,912
	PF Loan	6M LIBOR+1.70~2.50	2032	USD	111,225		121,013
	Others	3.88	2021	USD	289,509		314,986
POSCO and others	Shareholder’s loan	8.00	2023	USD	14,061		15,298
	Shareholder’s loan	8.00	2031	JOD	4,853		7,447
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,682,816		49,369
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,020,746		31,847
IFC and others	Others	6M Libor+5.00	2031	USD	224,115		243,837
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD	97,347		105,913
Others	Others	—	—	USD	4,798		5,220

							1,211,818

							3,696,880
Less: Discount on long-term borrowings							(16,622)
Less: Current portion of long-term borrowings							(677,982)
Add: Current portion of discount on long-term borrowings							1,723

						~~W~~	3,003,999

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2020 and 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,500
	Facility	2.50~4.60	2023~2028		—		59,845
	Operating funds	2.33~3.04	2020~2022		—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,466
	Facility	3yr KTB rate-1.25	2020~2028		—		6,699
IBK	PF Refinancing	CD+1.25	2030		—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,350
	Facility	3yr KTB rate-2.25	2020~2024		—		2,058
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,698
	Others	3.95	2035		—		99,146
	Others	Standard overdraft rate+1.00	2035		—		99,146
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		23,333
Others	Facility	1.75~6.80	2026~2036		—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		111,834
	PF Refinancing	4.10	2030		—		29,159
	Others	4.50~7.90	2022~2039		—		102,348

							2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD	118,684		137,412
	Others	3.88	2021	USD	289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	13,000		15,051
	Shareholder’s loan	8.00	2031	JOD	4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,213,121		34,171
IFC and others	Others	6M Libor+5.00	2031	PKR	37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,380		117,377
Others	Others	—	—	USD	57		64

							1,345,465

							3,628,631
Less: Discount on long-term borrowings							(22,309)
Less: Current portion of long-term borrowings							(217,579)
Add: Current portion of discount on long-term borrowings							1,000

						~~W~~	3,389,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2020 and 2019 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2020		2019
Electricity bonds	2011.05.06~2020.11.04	2021.02.08~2049.10.24	1.02~4.58	~~W~~	27,810,000	28,450,000
Corporate bonds (*)	2009.10.16~2020.12.22	2021.01.11~2050.12.22	1.00~6.00		26,463,577	24,463,577

					54,273,577	52,913,577
Less: Discount on local debt securities					(46,730)	(42,274)
Less: Current portion of local debt securities					(7,243,217)	(6,340,000)
Add: Current portion of discount on local debt securities					2,108	1,409

				~~W~~	46,985,738	46,532,712

(*)

Among the corporate bonds, each holder of Hee mang sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~2,697 million, may exercise the right to early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and thereafter every year on March 31, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2020 and 2019 are as follows:

In millions of won and thousands of foreign currencies
2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	303,227
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		342,412
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		312,169
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		544,000
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		816,000
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		108,800
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		326,400
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		326,400
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD	800,000		870,400
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		53,530
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		59,747
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		1,958,400
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		231,578
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		870,400
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		246,866
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		370,299
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		326,400
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		250,968
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	387,098		421,163
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		326,400
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		544,000
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		544,000
FY-20	2020.08.03	2026.02.03	0.61	USD	300,000		326,399

							10,479,958
Less: Discount on foreign debt securities							(100,770)
Add: Premium on foreign debt securities							1,366
Less: Current portion of foreign debt securities							(1,322,084)
Add: Current portion of discount on foreign debt securities							1,569

						~~W~~	9,060,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2020 and 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	249,074	~~W~~	288,379
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		263,361
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD	600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		347,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		55,737
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		245,289
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		239,104
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		347,340
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		243,102
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	378,460		438,181

							10,348,091
Less: Discount on foreign debt securities							(49,426)
Add: Premium on foreign debt securities							1,696
Less: Current portion of foreign debt securities							(1,205,485)
Add: Current portion of discount on foreign debt securities							1,371

						~~W~~	9,096,247

(7)	Changes in borrowings and debt securities for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	67,876,541	61,034,627
Cash flow		2,538,787	6,342,074
Effect of exchange rate fluctuations		(640,304)	494,414
Increase from the business combination		—	2,900
Others		(50,443)	2,526

Ending balance	~~W~~	69,724,581	67,876,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~45,787 million and ~~W~~20,127 million respectively, as expense for the years ended December 31, 2020 and 2019. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e. approximately less than ~~W~~5 million), and recognized ~~W~~ 2,796 million and ~~W~~1,616 million respectively, as expense for the year ended December 31, 2020 and 2019.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (“PPA”), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	811,014	(104,435)	706,579
Buildings		82,749	(35,527)	47,222
Structures		24,175	(3,689)	20,486
Machinery		1,308	(613)	695
Ships		4,280,331	(842,968)	3,437,363
Vehicles		29,281	(15,756)	13,525
Others (*)		2,676,356	(2,360,060)	316,296

	~~W~~	7,905,214	(3,363,048)	4,542,166

(*)	Includes power purchase agreements (“PPA”) with GS EPS and another LNG combined power supplier.

In millions of won	2019
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	693,103	(49,029)	644,074
Buildings		54,980	(20,403)	34,577
Structures		28,198	(2,554)	25,644
Machinery		1,308	(484)	824
Ships		4,113,754	(425,465)	3,688,289
Vehicles		20,817	(7,109)	13,708
Others (*)		2,661,850	(2,285,393)	376,457

	~~W~~	7,574,010	(2,790,437)	4,783,573

(*)	Includes power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

24.	Lease, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	644,074	12,269	(52,069)	—	102,305	706,579
Buildings		34,577	53,182	(37,609)	(803)	(2,125)	47,222
Structures		25,644	260	(1,485)	—	(3,933)	20,486
Machinery		824	—	(129)	—	—	695
Ships		3,688,289	183,789	(427,221)	—	(7,494)	3,437,363
Vehicles		13,708	9,009	(7,747)	(21)	(1,424)	13,525
Others		376,457	32,825	(59,994)	(3)	(32,989)	316,296

	~~W~~	4,783,573	291,334	(586,254)	(827)	54,340	4,542,166

In millions of won	2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others		—	403,346	49,141	(76,030)	376,457

	~~W~~	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Includes transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Less than 1 year	~~W~~	614,442	686,445
1 ~ 5 years		2,133,538	2,334,883
More than 5 years		2,461,557	2,735,681

		5,209,537	5,757,009
Less: Discount		(588,441)	(686,876)

Present value of lease payment	~~W~~	4,621,096	5,070,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Current lease liabilities	~~W~~	576,665	635,349
Non-current lease liabilities		4,044,431	4,434,784

	~~W~~	4,621,096	5,070,133

(6)	Changes in lease liabilities for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	280,114	(725,759)	111,782	(115,174)	4,621,096

(*)	Includes translation effect of foreign currency lease liabilities and others.

In millions of won	2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Depreciation of right-of-use assets	~~W~~	586,254	581,074
Interest expenses of lease liabilities		111,782	85,950
Leases expenses for short-term leases		45,787	20,127
Leases expenses for leases of low-value assets		2,796	1,616
Variable lease payments		33,267	(15,912)

	~~W~~	779,886	672,855

(8)

For the years ended December 31, 2020 and 2019, the total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~807,609 million and ~~W~~665,218 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 years lease term, and an 89.1MW level Fujeij wind power plant over a 20 years lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 29 energy storage system installation projects and 114 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Finance income on the net investment in the lease	~~W~~	117,763	97,392

(3)	Maturity analysis of the finance lease receivables and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Less than 1 year	~~W~~	162,211	173,093
1 ~ 2 years		148,485	150,895
2 ~ 3 years		144,913	150,596
3 ~ 4 years		139,605	149,364
4 ~ 5 years		136,962	145,964
More than 5 years		1,583,576	1,740,652

		2,315,752	2,510,564
Less: Unearned finance income		(1,192,686)	(1,331,723)

Net investment in the lease (*)	~~W~~	1,123,066	1,178,841

(*)	As of December 31, 2020 and 2019, net investment in the lease includes present value of unguaranteed residual value amounting to ~~W~~16,407 million and ~~W~~15,947 million, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The average implicit interest rate of the finance lease contracts is from 1.39% up to 16.60% per year as of December 31, 2020. (prior year : 3.50%~16.48%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	862	1,133
Bad debt expense		128	—
Reversal of allowance for doubtful accounts		—	(271)

Ending balance	~~W~~	990	862

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Net defined benefit asset	~~W~~	7,231	1,047
Net defined benefit obligations		1,907,013	1,925,134
Other long-term employee benefit obligations		3,847	4,720

(2)	Principal assumptions on actuarial valuation as of December 31, 2020 and 2019 are as follows:

	2020	2019
Discount rate	1.87% ~ 2.12%	1.92% ~ 2.05%
Weighted average future salary and benefit levels	4.28%	4.39%
Weighted average duration	10.77 years	10.95 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Current service cost	~~W~~	509,520	440,300
Interest cost		83,248	83,619
Expected return on plan assets		(42,742)	(41,597)
Past service cost		(2,027)	301,442
Loss from settlement		—	(2,017)

	~~W~~	547,999	781,747

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2020		2019
Cost of sales	~~W~~	397,442	580,623
Selling and administrative expenses		94,846	120,455
Others (Construction-in-progress and others)		55,711	80,669

	~~W~~	547,999	781,747

In addition, for the years ended December 31, 2020 and 2019, employee benefit obligations expenses of ~~W~~60,587 million and ~~W~~71,844 million, respectively, are recognized as cost of sales; and ~~W~~9,121 million and ~~W~~12,775 million, respectively, are recognized as selling and administrative expenses; and ~~W~~11,861 million and ~~W~~13,893 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Present value of defined benefit obligation from funded plans	~~W~~	4,570,614	4,035,400
Fair value of plan assets		(2,670,832)	(2,111,313)

Net liabilities incurred from defined benefit plans	~~W~~	1,899,782	1,924,087

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	4,035,400	3,414,116
Current service cost		509,520	440,300
Interest cost		83,248	83,619
Remeasurement component		84,385	(93,736)
Past service cost (*)		(2,027)	301,442
Gain from settlement		—	(2,018)
Actual payments		(139,956)	(108,057)
Others		44	(266)

Ending balance	~~W~~	4,570,614	4,035,400

(*)	The Group decided to include a performance incentive for management evaluation in the average wage during the previous year and recognized it as past service cost.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	2,111,313	1,775,331
Expected return		42,742	41,597
Remeasurement component		(390)	(11,186)
Contributions by the employers		582,275	348,386
Actual payments		(65,108)	(42,815)

Ending balance	~~W~~	2,670,832	2,111,313

In addition, losses on accumulated remeasurement component amounted to ~~W~~169,234 million and ~~W~~117,779 million have been recognized as other comprehensive income or loss for the years ended December 31, 2020 and 2019, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Equity instruments	~~W~~	253,358	189,235
Debt instruments		822,582	648,265
Bank deposit		284,655	199,743
Others		1,310,237	1,074,070

	~~W~~	2,670,832	2,111,313

For the years ended December 31, 2020 and 2019, actual returns on plan assets amounted to ~~W~~42,352 million and ~~W~~30,411 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Actuarial gain (loss) from changes in financial assumptions	~~W~~	(2,979)	(2,916)
Experience adjustments, etc.		87,364	(90,820)
Expected return		390	11,186

	~~W~~	84,775	(82,550)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

26.	Provisions

(1)	Provisions as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	—	975,619	—
Litigation
Litigation provisions		46,287	66,715	39,177	49,221
Decommissioning cost
Nuclear plants		—	16,974,884	—	15,994,039
Spent fuel		487,529	866,472	401,741	953,539
Radioactive waste		46,369	1,845,244	77,053	1,811,029
PCBs		—	119,019	—	152,981
Other recovery provisions		—	25,840	—	10,773
Others
Power plant regional support program		144,272	—	140,133	—
Transmission regional support program		96,895	—	139,785	—
Provisions for financial guarantee		22,250	44,104	111	81,246
Provisions for RPS		9,126	—	2,889	—
Provisions for greenhouse gas emissions obligations		393,121	—	682,459	—
Others		181,241	133,294	145,754	13,220

	~~W~~	2,451,664	20,075,572	2,604,721	19,066,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	1,078,382	(1,028,218)	—	(1,209)	1,024,574
Litigation
Litigation provisions		88,398	81,990	(34,662)	(22,724)	—	113,002
Decommissioning cost
Nuclear plants		15,994,039	1,028,580	(47,735)	—	—	16,974,884
Spent fuel		1,355,280	394,642	(395,921)	—	—	1,354,001
Radioactive waste		1,888,082	71,529	(67,998)	—	—	1,891,613
PCBs		152,981	3,017	(14,839)	(22,140)	—	119,019
Other recovery provisions		10,773	15,280	—	—	(213)	25,840
Others
Power plant regional support program		140,133	39,445	(42,935)	—	7,629	144,272
Transmission regional support program		139,785	151,796	(194,686)	—	—	96,895
Provisions for tax		—	—	(24)	25	(1)	—
Provisions for financial guarantee		81,357	11,303	(20,962)	(5,317)	(27)	66,354
Provisions for RPS		2,889	494,199	(487,962)	—	—	9,126
Provisions for greenhouse gas emissions obligations		682,459	331,684	(633,482)	65,389	(52,929)	393,121
Others		158,974	210,051	(48,919)	(4,593)	(978)	314,535

	~~W~~	21,670,769	3,911,898	(3,018,343)	10,640	(47,728)	22,527,236

In millions of won	2019
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	976,347	900,033	(879,980)	(20,781)	—	975,619
Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398
Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773
Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	~~W~~	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

27.	Government Grants

(1)	Government grants as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Land	~~W~~	(23,475)	(21,817)
Buildings		(57,231)	(61,920)
Structures		(180,009)	(186,554)
Machinery		(157,785)	(158,907)
Vehicles		(632)	(2,275)
Equipment		(227)	(241)
Tools		(239)	(403)
Construction-in-progress		(79,126)	(61,211)
Investment properties		(29)	(13)
Software		(136)	(235)
Development expenditures		(5,043)	(1,492)
Intangible assets under development		(7,203)	(11,029)
Other intangible assets		(75)	(79)

	~~W~~	(511,210)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(41,209)	—	—	—	41,209	—
Land		(21,817)	—	—	—	2	(1,660)	(23,475)
Buildings		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		(186,554)	—	—	9,526	2,032	(5,013)	(180,009)
Machinery		(158,907)	—	—	17,468	496	(16,842)	(157,785)
Vehicles		(2,275)	—	—	2,064	4	(425)	(632)
Equipment		(241)	—	—	149	—	(135)	(227)
Tools		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		(61,211)	—	8,783	—	—	(26,698)	(79,126)
Investment properties		(13)	—	—	1	—	(17)	(29)
Software		(235)	—	—	99	—	—	(136)
Development expenditures		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		(11,029)	—	—	—	—	3,826	(7,203)
Other intangible assets		(79)	—	—	4	—	—	(75)

	~~W~~	(506,176)	(41,209)	8,783	36,213	2,534	(11,355)	(511,210)

In millions of won	2019
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	~~W~~	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

28.	Deferred Revenue

Deferred revenue related to the Group’s construction contracts for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	9,201,538	8,606,563
Increase during the period		1,310,128	1,199,783
Recognized as revenue during the period		(643,477)	(604,808)

Ending balance	~~W~~	9,868,189	9,201,538

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,693,043	331,596	3,825,240	192,863
Unearned revenue		35,068	6,122	30,988	6,589
Deferred revenue		625,596	9,242,593	590,928	8,610,610
Withholdings		257,059	9,909	160,977	10,901
Others		1,360,684	71,721	1,080,220	13,489

	~~W~~	5,971,450	9,661,941	5,688,353	8,834,452

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2020 and 2019 are as follows:

In millions of won except share information
	2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the years ended December 31, 2020 and 2019 are as follows:

Number of shares	2020	2019
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		32,179,066	34,785,425
Retained earnings before appropriations		17,349,625	12,811,798

Retained earnings	~~W~~	51,133,601	49,202,133

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s share capital. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,361,617	28,967,976
Reserve for equalizing dividends		210,000	210,000

	~~W~~	32,179,066	34,785,425

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	49,202,133	51,519,119
Profit (loss) for the period attributed to owner of the controlling company		1,991,347	(2,345,517)
Changes in equity method retained earnings		3,181	(6,789)
Remeasurement of defined benefit liability, net of tax		(62,857)	36,160
Transfer of gain (loss) on valuation of financial assets at fair value through other comprehensive income		—	(840)
Transactions between consolidated entities		(203)	—

Ending balance	~~W~~	51,133,601	49,202,133

(4)	Dividends paid for the years ended December 31, 2020 and 2019 are as follows:

In millions of won except for share information
	2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won except for share information
	2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	(2,820)	3,969
Changes		3,181	(6,789)

Ending balance	~~W~~	361	(2,820)

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Beginning balance	~~W~~	(117,779)	(219,381)
Changes		(77,828)	76,395
Income tax effect		14,971	(40,235)
Transfer to reserve for business expansion		11,402	65,442

Ending balance	~~W~~	(169,234)	(117,779)

32.	Statement of Appropriation of Retained Earnings (Statement of Disposition of Deficit)

For the year ended December 31, 2019, KEPCO’s deficits were appropriated on March 27, 2020. For the year ended December 31, 2020, KEPCO’s retained earnings are expected to be disposed on March 25, 2021. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2020 and 2019, respectively, are as follows:

In millions of won except for dividends per share	2020		2019
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings (deficit) carried over from prior years	~~W~~	—	—
Net income (loss)		1,951,498	(2,594,957)
Remeasurement of the defined benefit plan		(67,119)	(11,402)

		1,884,379	(2,606,359)

II. Transfer from voluntary reserves		—	2,606,359

III. Subtotal ( I+II )		1,884,379	—

IV. Appropriations of retained earnings
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ~~W~~1,216 (24.32%) Prior year – ~~W~~ 0 (0%))		(780,628)	—
Reserve for business expansion		(1,103,751)

		(1,884,379)	—

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2020 and 2019 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2020		2019
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interests) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Other capital surplus	~~W~~	1,224,105	1,226,364
Accumulated other comprehensive income (loss)		(409,577)	(280,730)
Other equity		13,294,973	13,294,973

	~~W~~	14,109,501	14,240,607

(2)	Changes in other capital surplus for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020				2019
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	838,840	1,226,364	387,524	847,301	1,234,825
Issuance of share capital of subsidiaries and others		—	(148)	(148)	—	—	—
Others		—	(2,111)	(2,111)	—	(8,461)	(8,461)

Ending balance	~~W~~	387,524	836,581	1,224,105	387,524	838,840	1,226,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,533)	—	—	—	(8,533)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(132,805)	—	—	(132,805)
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	—	(46,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	58,523	58,523

Ending balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)

In millions of won	2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)

(4)	Other equity as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

35.	Sales

Details of sales for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020				2019
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	56,380,608	303,704	56,684,312	56,609,330	285,546	56,894,876
Electricity		55,730,985	—	55,730,985	55,939,001	—	55,939,001
Heat supply		198,715	—	198,715	220,948	—	220,948
Others		450,908	303,704	754,612	449,381	285,546	734,927
Sales related to rendering of services		223,075	206,275	429,350	222,106	186,184	408,290
Sales related to construction services		170,895	641,280	812,175	110,692	1,154,224	1,264,916
Revenue related to transfer of assets from customers		643,477	—	643,477	604,808	—	604,808

	~~W~~	57,418,055	1,151,259	58,569,314	57,546,936	1,625,954	59,172,890

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	56,380,608	303,704	56,684,312	56,609,330	285,546	56,894,876
Performance obligations satisfied over time		1,037,447	847,555	1,885,002	937,606	1,340,408	2,278,014

	~~W~~	57,418,055	1,151,259	58,569,314	57,546,936	1,625,954	59,172,890

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Salaries	~~W~~	1,095,183	775,204
Retirement benefit expense		103,967	157,272
Welfare and benefit expense		155,071	120,463
Insurance expense		10,178	12,427
Depreciation		218,103	232,510
Amortization of intangible assets		87,086	76,547
Bad debt expense		20,648	(12,719)
Commission		368,275	632,849
Advertising expense		29,559	34,453
Training expense		5,196	7,174
Vehicle maintenance expense		9,435	9,525
Publishing expense		3,677	3,414
Business development expense		3,614	3,038
Rent expense		36,337	40,505
Telecommunication expense		8,686	8,451
Transportation expense		1,007	865
Taxes and dues		62,828	58,666
Expendable supplies expense		8,029	6,682
Water, light and heating expense		11,749	11,867
Repairs and maintenance expense		79,185	88,576
Ordinary development expense		197,436	224,463
Travel expense		10,793	15,652
Clothing expense		14,834	9,369
Survey and analysis expense		826	848
Membership fee		1,274	969
Others		135,467	150,506

	~~W~~	2,678,443	2,669,576

(2)	Other selling and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Accommodation development expenses	~~W~~	30,889	53,945
Miscellaneous wages		45,887	39,794
Litigation and filing expenses		19,341	21,768
Compensation for damages		8,374	(1,924)
Outsourcing expenses		3,610	3,293
Reward expenses		3,228	2,858
Overseas market development expenses		1,218	1,997
Others		22,920	28,775

	~~W~~	135,467	150,506

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Reversal of other provisions	~~W~~	25,826	16,542
Reversal of other allowance for bad debt		2,465	—
Gains on government grants		269	281
Gains on assets contributed		24,324	6,921
Gains on liabilities exempted		1,314	916
Compensation and reparations revenue		95,407	113,292
Revenue from research contracts		4,001	5,276
Rental income		193,567	191,088
Others		45,798	58,849

	~~W~~	392,971	393,165

(2)	Details of others of other income for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Refund of claim for rectification	~~W~~	11,880	1,969
Adjustment of research project		2,150	3,294
Maintenance expenses on lease building		2,785	153
Training expenses		3,852	3,167
Deposit redemption		314	436
Reversal of expenses on litigation		620	9,926
Reimbursement of insurance fee		22	610
Gains on guarantee contracts		134	135
Others		24,041	39,159

	~~W~~	45,798	58,849

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

37.	Other Income and Expenses, Continued

(3)	Other expense for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Compensation and indemnification expense	~~W~~	11,959	403
Accretion expenses of other provisions		17,991	7,939
Depreciation expenses on investment properties		1,453	5,069
Depreciation expenses on idle assets		6,604	6,542
Other bad debt expense		32,503	29,348
Donations		316,981	64,752
Others		30,229	127,860

	~~W~~	417,720	241,913

(4)	Details of others of other expense for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Operating expenses related to the idle assets	~~W~~	46	49
Research grants		91	399
Supporting expenses on farming and fishing village		16,115	13,991
Operating expenses on fitness center		5,101	5,234
Expenses on adjustment of research and development grants		720	554
Taxes and dues		253	188
Expenses on R&D supporting		242	67
Others		7,661	107,378

	~~W~~	30,229	127,860

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Other gains
Gains on disposal of property, plant and equipment	~~W~~	93,195	43,784
Gains on disposal of intangible assets		1,556	206
Reversal of impairment loss on property, plant and equipment		7,805	16,692
Gains on foreign currency translation		8,917	16,340
Gains on foreign currency transactions		61,865	53,152
Gains on insurance proceeds		43,800	17,410
Others		322,379	238,688
Other losses
Losses on disposal of property, plant and equipment		(162,725)	(72,508)
Losses on disposal of intangible assets		(392)	(827)
Losses on valuation of other non-current assets		(241)	—
Impairment loss on property, plant and equipment		(80,413)	(50,034)
Impairment loss on intangible assets		(3,599)	(513,609)
Impairment loss on other non-current assets		—	(49,620)
Losses on foreign currency translation		(17,664)	(8,757)
Losses on foreign currency transactions		(49,694)	(55,283)
Others		(189,695)	(217,892)

	~~W~~	35,094	(582,258)

(2)	Details of others of other gains for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Gains on disposal of inventories	~~W~~	3,373	3,424
Gains on proxy collection of TV license fee		41,438	41,013
Gains on compensation of impaired electric poles		978	1,372
Gains on harbor facilities dues		2,231	3,741
Gains on technical fees		4,826	3,044
Reversal of occupation development training fees		352	1,472
Gains on disposal of waste		6,927	5,317
Gains on insurance		—	812
Gains on tax rebate		772	341
Gains on other commission		1,643	1,111
Gains on disposal of assets held-for-sale		—	23,778
Others		259,839	153,263

	~~W~~	322,379	238,688

(3)	Details of others of other losses for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Losses on valuation of inventories	~~W~~	4,998	3,127
Losses on disposal of inventories		37,644	10,456
Losses due to disaster		16,814	7,635
Losses on rounding adjustment of electric charge surtax		1,276	1,268
Others		128,963	195,406

	~~W~~	189,695	217,892

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

39.	Finance Income

(1)	Finance income for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Interest income	~~W~~	242,586	268,118
Dividends income		7,316	13,838
Gains on disposal of financial assets		11,992	3,866
Gains on valuation of financial assets at fair value through profit or loss		12,904	5,575
Gains on valuation of derivatives		57,563	362,735
Gains on transaction of derivatives		146,448	157,961
Gains on foreign currency translation		1,005,961	175,839
Gains on foreign currency transactions		24,009	21,774
Other finance income		1,470	—

	~~W~~	1,510,249	1,009,706

(2)	Interest income included in finance income for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Cash and cash equivalents	~~W~~	9,419	42,861
Financial assets at fair value through profit or loss		19,114	29,411
Financial assets at amortized cost		612	539
Loans		26,232	63,448
Short-term financial instrument		25,540	49,070
Long-term financial instrument		10,406	12,794
Other financial assets		228	54
Trade and other receivables		151,035	69,941

	~~W~~	242,586	268,118

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Interest expense	~~W~~	1,995,425	2,046,811
Losses on sale of financial assets		648	2,106
Losses on valuation of financial assets at fair value through profit or loss		7,396	4,513
Losses on valuation of derivatives		513,278	45,385
Losses on transaction of derivatives		81,055	71,546
Losses on foreign currency translation		215,047	553,731
Losses on foreign currency transactions		79,103	55,509
Losses on repayment of financial liabilities		35	—
Others		4,456	2,555

	~~W~~	2,896,443	2,782,156

(2)	Interest expense included in finance expenses for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Trade and other payables	~~W~~	88,757	94,019
Short-term borrowings		29,358	42,971
Long-term borrowings		118,678	119,806
Debt securities		1,805,253	1,827,511
Other financial liabilities		540,867	558,464

		2,582,913	2,642,771
Less: Capitalized borrowing costs		(587,488)	(595,960)

	~~W~~	1,995,425	2,046,811

Capitalization rates for the years ended December 31, 2020 and 2019 are 2.14%~4.84% and 2.37%~3.44%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Current income tax expense
Payment of income tax	~~W~~	671,179	538,223
Adjustment in respect of prior years due to change in estimate		(63,756)	(176,441)
Current income tax directly recognized in equity		51,486	(53,302)

		658,909	308,480

Deferred tax expense (benefit)
Generation and realization of temporary differences		(77,985)	(636,984)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(10,471)	(22,469)
Changes in deferred tax on tax losses carryforwards		296,070	(582,011)
Tax credit carryforwards		32,541	(71,306)
Amount due to change in tax rate or regulations		—	1,987

		240,155	(1,310,783)

Income tax expense (benefit)	~~W~~	899,064	(1,002,303)

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Income (loss) before income tax	~~W~~	2,991,533	(3,265,838)

Income tax expense (benefit) computed at applicable tax rate		822,672	(898,105)

Adjustments
Effect of applying gradual tax rate		(10,362)	10,362
Effect of non-taxable income		(13,593)	(9,990)
Effect of non-deductible expenses		46,776	12,197
Effect of tax losses that are not recognized as deferred tax asset		—	57,490
Effects of tax credits and deduction		(63,753)	(76,983)
Reversal of unrecognized deferred tax asset, net		(10,471)	(22,469)
Effect of change in deferred tax due to change in tax rate		(17,590)	16,848
Deduction of deferred tax assets		55,682	—
Deferred income tax related to investments in subsidiaries and associates		102,137	147,598
Others, net		51,322	(62,810)

		140,148	72,243
Adjustment in respect of prior years due to change in estimate		(63,756)	(176,440)

Income tax expense (benefit)	~~W~~	899,064	(1,002,302)

		30.05%	(* )

(*)	The effective tax rate for the year ended December 31, 2020 is 30.05% and the effective tax rate for the prior year is not calculated due to income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Dividends of hybrid bond	~~W~~	4,273	3,432

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	19,447	(4,217)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(47,231)	(15,642)
Remeasurement of defined benefit obligations		14,972	(40,235)
Investments in associates		35,714	4,275
Others		24,311	(914)

	~~W~~	47,213	(56,733)

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	648,847	14,566	26,374	—	689,787
Cash flow hedge		(999)	63,817	(47,231)	—	15,587
Investments in associates or subsidiaries		(8,665,727)	(38,002)	35,714	—	(8,668,015)
Property, plant and equipment		(7,115,218)	(598,231)	—	—	(7,713,449)
Finance lease		(160,443)	(50,977)	—	—	(211,420)
Intangible assets		(55,906)	24,740	—	—	(31,166)
Financial assets at fair value through profit or loss		341	(328)	—	—	13
Financial assets at fair value through other comprehensive income		18,245	258	19,447	—	37,950
Deferred revenue		213,003	(13,302)	—	—	199,701
Provisions		5,456,919	459,884	—	—	5,916,803
Doubtful receivables		59	(59)	—	—	—
Other finance liabilities		39,364	(13,238)	—	4,273	30,399
Gains or losses on foreign exchange translation		57,961	(69,596)	—	—	(11,635)
Allowance for doubtful accounts		57,607	(1,478)	—	—	56,129
Accrued income		(4,376)	13,320	—	—	8,944
Special deduction for property, plant and equipment		(215,373)	(10,978)	—	—	(226,351)
Others		1,342,716	150,326	12,909	—	1,505,951

		(8,382,980)	(69,278)	47,213	4,273	(8,400,772)

Deferred tax on unused tax losses and tax credit
Unused tax losses		1,111,813	(218,739)	—	—	893,074
Excess of donation limit		36,695	(1,514)	—	—	35,181
Tax credit		107,526	(2,110)	—	—	105,416

		1,256,034	(222,363)	—	—	1,033,671

	~~W~~	(7,126,946)	(291,641)	47,213	4,273	(7,367,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won	2019
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Others (*)	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	594,541	94,541	(40,235)	—	—	648,847
Cash flow hedge		39,461	(23,977)	(15,642)	(841)	—	(999)
Investments in associates or subsidiaries		(8,666,871)	(3,131)	4,275	—	—	(8,665,727)
Property, plant and equipment		(6,522,778)	(592,440)	—	—	—	(7,115,218)
Finance lease		(453,074)	292,631	—	—	—	(160,443)
Intangible assets		6,055	(20,232)	—	—	(41,729)	(55,906)
Financial assets at fair value through profit or loss		19	322	—	—	—	341
Financial assets at fair value through other comprehensive income		25,576	(3,114)	(4,217)	—	—	18,245
Deferred revenue		219,742	(6,739)	—	—	—	213,003
Provisions		4,800,946	655,973	—	—	—	5,456,919
Doubtful receivables		59	—	—	—	—	59
Other finance liabilities		39,493	(4,402)	—	4,273	—	39,364
Gains or losses on foreign exchange translation		27,080	30,881	—	—	—	57,961
Allowance for doubtful accounts		58,756	(1,149)	—	—	—	57,607
Accrued income		(2,914)	(1,462)	—	—	—	(4,376)
Special deduction for property, plant and equipment		(211,746)	(3,627)	—	—	—	(215,373)
Others		1,053,146	290,484	(914)	—	—	1,342,716

		(8,992,509)	704,559	(56,733)	3,432	(41,729)	(8,382,980)

Deferred tax on unused tax losses and tax credit
Unused tax losses		554,457	557,356	—	—	—	1,111,813
Excess of donation limit		17,848	18,847	—	—	—	36,695
Tax credit		36,656	70,870	—	—	—	107,526

		608,961	647,073	—	—	—	1,256,034

	~~W~~	(8,383,548)	1,351,632	(56,733)	3,432	(41,729)	(7,126,946)

(*)	‘Others’ include amount changed due to business combination. (see Note 51)

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Deferred tax assets	~~W~~	1,733,146	1,437,829
Deferred tax liabilities		(9,100,247)	(8,564,775)

	~~W~~	(7,367,101)	(7,126,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2020 and 201 are as follows:

In millions of won	2020		2019
Deductible temporary differences	~~W~~	1,405,621	541,449

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Land	~~W~~	—	23,002
Buildings		1	193
Investment stocks		—	4,921
Others (*)		924	—

	~~W~~	925	28,116

(*)	As DG Fairhaven Power, LLC were sold after the end of the reporting period, the assets of DG Fairhaven Power, LLC were classified as assets held-for-sale.

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	13,544,827	13,544,827
Salaries		1,095,183	4,183,454	5,278,637
Retirement benefit expense		103,967	458,029	561,996
Welfare and benefit expense		155,071	484,319	639,390
Insurance expense		10,178	93,130	103,308
Depreciation		218,103	11,151,393	11,369,496
Amortization of intangible assets		87,086	83,380	170,466
Bad debt expense		20,648	—	20,648
Commission		368,275	376,047	744,322
Advertising expense		29,559	8,161	37,720
Training expense		5,196	12,912	18,108
Vehicle maintenance expense		9,435	7,161	16,596
Publishing expense		3,677	3,524	7,201
Business promotion expense		3,614	3,720	7,334
Rent expense		36,337	191,073	227,410
Telecommunication expense		8,686	9,961	18,647
Transportation expense		1,007	10,362	11,369
Taxes and dues		62,828	492,203	555,031
Expendable supplies expense		8,029	36,966	44,995
Water, light and heating expense		11,749	31,209	42,958
Repairs and maintenance expense		79,185	2,465,716	2,544,901
Ordinary development expense		197,436	503,206	700,642
Travel expense		10,793	60,896	71,689
Clothing expense		14,834	8,116	22,950
Survey and analysis expense		826	3,746	4,572
Membership fee		1,274	13,130	14,404
Power purchase		—	15,725,220	15,725,220
Others		135,467	1,842,735	1,978,202

	~~W~~	2,678,443	51,804,596	54,483,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2020 and 2019 are as follows, continued:

In millions of won	2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	17,084,029	17,084,029
Salaries		775,204	3,834,772	4,609,976
Retirement benefit expense		157,272	652,467	809,739
Welfare and benefit expense		120,463	443,482	563,945
Insurance expense		12,427	93,702	106,129
Depreciation		232,510	10,734,246	10,966,756
Amortization of intangible assets		76,547	80,368	156,915
Bad debt expense		(12,719)	—	(12,719)
Commission		632,849	378,861	1,011,710
Advertising expense		34,453	9,852	44,305
Training expense		7,174	16,903	24,077
Vehicle maintenance expense		9,525	7,652	17,177
Publishing expense		3,414	3,423	6,837
Business promotion expense		3,038	3,981	7,019
Rent expense		40,505	176,413	216,918
Telecommunication expense		8,451	11,034	19,485
Transportation expense		865	4,555	5,420
Taxes and dues		58,666	481,684	540,350
Expendable supplies expense		6,682	32,999	39,681
Water, light and heating expense		11,867	32,378	44,245
Repairs and maintenance expense		88,576	2,210,278	2,298,854
Ordinary development expense		224,463	511,252	735,715
Travel expense		15,652	68,581	84,233
Clothing expense		9,369	7,539	16,908
Survey and analysis expense		848	3,949	4,797
Membership fee		969	12,730	13,699
Power purchase		—	18,269,732	18,269,732
Others		150,506	2,612,973	2,763,479

	~~W~~	2,669,576	57,779,835	60,449,411

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2020 and 2019 are as follows:

In won
Type	2020		2019
Basic earnings (loss) per share	~~W~~	3,102	(3,654)

(2)	Profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2020 and 2019 are as follows:

In millions of won except number of shares
Type	2020		2019
Profit (loss) attributable to controlling interest	~~W~~	1,991,347	(2,345,517)
Profit (loss) used in the calculation of total basic earnings per share		1,991,347	(2,345,517)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2020 and 2019 are as follows:

In number of shares
Type	2020	2019
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2020 and 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Total borrowings and debt securities	~~W~~	69,724,581	67,876,541
Cash and cash equivalents		2,029,584	1,810,129

Net borrowings and debt securities		67,694,997	66,066,412

Total equity	~~W~~	70,666,846	68,889,649

Debt to equity ratio		95.79%	95.90%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Cash and cash equivalents	~~W~~	2,029,584	1,810,129
Financial assets at fair value through profit or loss (*1)		1,808,404	747,261
Derivative assets (trading)		110,764	165,204
Financial assets at amortized cost		14,422	13,609
Loans		790,162	738,707
Long-term/short-term financial instruments		2,062,103	1,960,227
Derivative assets (applying hedge accounting)		55,649	145,829
Trade and other receivables		9,780,039	9,703,749
Financial guarantee contracts (*2)		3,224,696	3,338,566

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of December 31, 2020 and 2019 are as follows:

In millions of won		2020		2019
Type	Accounts	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~ 488,087	(425,708)	442,748	(386,147)
Discount rate	Increase (decrease) in defined benefit obligation	(443,527)	524,856	(402,099)	475,765

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the years ended December 31, 2020 and 2019 are ~~W~~20,960 million and ~~W~~17,734 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2020 and 2019 are as follows:

Type	Accounts	2020	2019
PCBs	Inflation rate	1.06%	1.09%
	Discount rate	1.83%	1.97%
Nuclear plants	Inflation rate	1.07%	1.10%
	Discount rate	2.20%	2.43%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of December 31, 2020 and 2019 are as follows:

In millions of won		2020			2019
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(292)	293	(527)	530
	Nuclear plants		(326,926)	336,928	(316,184)	325,828
	Spent fuel		(51,558)	53,571	(51,607)	53,621
Inflation rate	PCBs		295	(294)	534	(532)
	Nuclear plants		357,676	(347,450)	346,082	(336,182)
	Spent fuel		54,345	(52,375)	54,396	(52,424)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2020 and 2019 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2020	2019	2020	2019
AED	39,678	57,403	31,594	40,061
AUD	133	143	707,538	1,036,785
BDT	93,442	85,547	—	635
BWP	890	1,437	—	—
EGP	—	—	948	—
CAD	247	86	1,840	3,112
CHF	—	—	500,406	500,753
CNY	—	—	—	26,140
CZK	—	—	2,033	243
EUR	310	208	121,069	111,199
GBP	—	—	43	191
HKD	—	—	1,651,839	1,648,815
IDR	342,496	376,136	555,241	219,801
INR	1,231,895	1,244,170	155,134	210,232
JOD	1,673	1,516	—	147
JPY	825,269	109,970	484,585	314,402
KZT	1,510	319	—	—
MGA	5,645,349	3,858,201	—	133,403
MMK	11,032	29,651	—	—
PHP	191,122	175,210	104,161	130,073
PKR	371,328	354,361	12,222	4,366
SAR	2,178	2,653	—	480
SEK	—	—	449,824	449,072
USD	1,445,522	1,227,054	12,234,563	9,963,928
UYU	78,265	58,781	1,585	8,213
VND	672,563	418,998	—	1,375
ZAR	303	450	—	6

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 10% increase and decrease in currency exchange rates as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,336,821)	1,336,821	(1,197,530)	1,197,530
Increase (decrease) of equity (*)		(1,336,821)	1,336,821	(1,197,530)	1,197,530

(*)	The effect on the equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2020 and December 31, 2019. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2020, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1p% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2020 and 2019 are as follows:

In millions of won
Type	2020		2019
Short-term borrowings	~~W~~	171,518	—
Long-term borrowings		2,191,322	2,273,579
Debt securities		250,968	243,102

	~~W~~	2,613,808	2,516,681

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020		2019
Type	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~(26,138)	26,138	(25,167)	25,167
Increase (decrease) of equity (*)	(26,138)	26,138	(25,167)	25,167

(*)	The effect on the equity excluding the impact of income taxes.

To manage its interest rate risks, the Group maintains an appropriate balance of fixed and floating rate borrowings or enters into interest rate swap agreements to exchange the difference between fixed rate and floating rate, calculated on the basis of the nominal amount. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	557,310	(557,310)	559,390	(559,390)
Increase (decrease) of equity (*)		557,310	(557,310)	559,390	(559,390)

(*)	The effect on the equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

In millions of won	2020
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Borrowings and debt securities	~~W~~	12,413,346	10,919,041	24,778,020	34,215,888	82,326,295
Lease liabilities		614,442	569,161	1,564,377	2,461,557	5,209,537
Trade and other payables		5,679,856	373,907	894,903	1,167,171	8,115,837
Financial guarantee contracts (*)		926,244	348,860	26,230	1,923,362	3,224,696

	~~W~~	19,633,888	12,210,969	27,263,530	39,767,978	98,876,365

In millions of won	2019
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts (*)		937,091	302,186	32,314	2,066,975	3,338,566

	~~W~~	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2020 and 2019 are ~~W~~66,354 million and ~~W~~81,357 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2020 and 2019. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of December 31, 2020 and 2019 in detail are as follows:

In millions of won	2020
Type	Less than 1 year		1 ~ 5 years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	2,029,584	—	—	—	2,029,584
Financial assets at fair value through other comprehensive income		—	—	—	358,559	358,559
Financial assets at amortized cost		13,149	1,265	8	—	14,422
Loans		78,805	385,571	325,212	31,506	821,094
Long-term/short-term financial instruments		1,483,482	252,349	386	325,886	2,062,103
Financial assets at fair value through profit or loss		1,196,101	—	2,690	682,591	1,881,382
Trade and other receivables		7,920,005	1,160,400	704,494	—	9,784,899

	~~W~~	12,721,126	1,799,585	1,032,790	1,398,542	16,952,043

(*)	The maturities cannot be presently determined.

In millions of won	2019
Type	Less than 1 year		1 ~ 5 years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	~~W~~	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(12,777)	(22,827)	(118,704)	(4,380)	(158,688)
- Hedging		(37,858)	(39,528)	(75,450)	(55,208)	(208,044)

	~~W~~	(50,635)	(62,355)	(194,154)	(59,588)	(366,732)

In millions of won	2019
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(3,017)	—	—	—	(3,017)
Gross settlement
- Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
- Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	~~W~~	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the end of the reporting period. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	358,559	358,559	379,170	379,170
Derivative assets (trading)		110,764	110,764	165,204	165,204
Derivative assets (applying hedge accounting)		55,649	55,649	145,829	145,829
Financial assets at fair value through profit or loss		1,881,382	1,881,382	747,261	747,261

	~~W~~	2,406,354	2,406,354	1,437,464	1,437,464

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	14,422	14,422	13,609	13,609
Loans and receivables		790,162	790,162	738,707	738,707
Trade and other receivables		9,780,039	9,780,039	9,703,749	9,703,749
Long-term financial instruments		578,621	578,621	608,256	608,256
Short-term financial instruments		1,483,482	1,483,482	1,351,971	1,351,971
Cash and cash equivalents		2,029,584	2,029,584	1,810,129	1,810,129

	~~W~~	14,676,310	14,676,310	14,226,421	14,226,421

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	157,926	157,926	53,147	53,147
Derivative liabilities (applying hedge accounting)		207,193	207,193	116,813	116,813

	~~W~~	365,119	365,119	169,960	169,960

Liabilities carried at amortized cost
Secured borrowings	~~W~~	63,614	63,614	227,135	227,135
Unsecured debt securities		64,607,401	68,839,316	63,171,664	66,917,421
Lease liabilities		4,621,096	4,621,096	5,070,133	5,070,133
Unsecured borrowings		4,808,206	5,513,242	4,104,523	4,113,955
Trade and other payables (*)		8,115,837	8,115,837	8,545,029	8,545,029
Bank overdraft		245,360	245,360	373,219	373,219

	~~W~~	82,461,514	87,398,465	81,491,703	85,246,892

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates applied to discount estimated cash flows were determined by adding a credit spread to the government yield as of the end of the reporting period.

The discount rate used for calculating fair value as of December 31, 2020 and 2019 are as follows:

Type	2020	2019
Derivatives	(-) 0.73% ~ 3.08%	0.01% ~ 4.16%
Borrowings and debt securities	(-) 0.53% ~ 4.38%	0.17% ~ 3.90%
Leases	0.57% ~ 16.60%	1.38% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of December 31, 2020 and 2019 are as follows:

In millions of won	2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	194,670	—	163,889	358,559
Derivative assets		—	166,413	—	166,413
Financial assets at fair value through profit or loss		—	1,875,690	5,692	1,881,382

	~~W~~	194,670	2,042,103	169,581	2,406,354

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	365,119	—	365,119

In millions of won	2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	~~W~~	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,960	—	169,960

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

45.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
	Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~ 5,156	359	—	623	(446)	—	5,692
Financial assets at fair value through other comprehensive income Unlisted securities	177,968	2,900	—	(23,128)	(1)	6,150	163,889

In millions of won	2019
	Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~ 5,052	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income Unlisted securities	189,439	1,876	—	3,715	(19,315)	2,253	177,968

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	113,646
1 ~ 2 years		47,353

	~~W~~	160,999

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of December 31, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	27,113
1 ~ 2 years		27,144
2 ~ 3 years		27,175
Over 3 years		525,350

	~~W~~	606,782

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties

(1)	Related parties of the Group as of December 31, 2020 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (126 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Hee mang sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., KEPCO Soalr Co., Ltd. (formerly, Solar School Plant Co., Ltd.), KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC, KEPCO Mangilao Holdings LLC(formerly, KEPCO-LG CNS Mangilao Holdings LLC), Mangilao Investment LLC, KEPCO Mangilao Solar, LLC(formerly, KEPCO-LG CNS Mangilao Solar, LLC), Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KEPCO E&C Service Co., Ltd., KPS Partners Co., Ltd., Moha Solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund |

Associates (78 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Jeju SolarOne Co., Ltd., Goesan Solar Park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(1)	Related parties of the Group as of December 31, 2020 are as follows, continued:

Type	Related party

Joint ventures (83 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company P.J.S.C., Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co., Pty., Ltd., Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II A.B., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Solaseado Solar Power Co., Ltd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, Pulau Indah Power Plant Sdn. Bhd., PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.), OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco LLC, CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd.

Others (4 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., EWP Philippines Corporation, Ecollite Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

(3)	Related party transactions for the years ended December 31, 2020 and 2019 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2020		2019
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	7,757	7,071
Korea Gas Corporation	Electricity sales		97,685	116,484
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		32	1
Daegu Photovoltaic Co., Ltd.	Electricity sales		325	327
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		10,833	11,085
Goseong Green Power Co., Ltd.	Electricity sales		47,701	19,245
Gangneung Eco Power Co., Ltd.	Service		10,178	7,446
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		20,791	21,218
Noeul Green Energy Co., Ltd.	Electricity sales		30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		700	627
YTN Co., Ltd.	Electricity sales		1,805	2,257
Busan Green Energy Co., Ltd.	Electricity sales		34	18
Gunsan Bio Energy Co., Ltd.	Electricity sales		102	4,755
Korea Electric Vehicle Charging Service	Electricity sales		1,956	1,029
Gangwon Wind Power Co., Ltd.	Electricity sales		2,109	2,433
Gwangyang Green Energy Co., Ltd.	Electricity sales		23	122
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		85	—
Hyundai Green Power Co., Ltd.	Design service		17,257	13,106
Korea Power Exchange	Service		25,919	7,670
Taebaek Wind Power Co., Ltd.	Service		226	991
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		37	77
Pyeongchang Wind Power Co., Ltd.	Electricity sales		2,064	1,189
Daeryun Power Co., Ltd.	Electricity sales		1,947	1,879
Changjuk Wind Power Co., Ltd.	Electricity sales		2,067	927
GS Donghae Electric Power Co., Ltd.	Electricity sales		31,557	15,792
KNH Solar Co., Ltd.	Electricity sales		16	17
S-Power Co., Ltd.	Service		6,682	6,535
PND solar Co., Ltd.	Electricity sales		409	407
Hyundai Eco Energy Co., Ltd.	Electricity sales		167	117
YeongGwang Yaksu Wind Electric. Co., Ltd.	Electricity sales		77	81
Korea Energy Solutions Co., Ltd.	Electricity sales		7	52
Green Energy Electricity Generation Co., Ltd.	Electricity sales		14	—
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		14	—
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Electricity sales		291	—
Muan Solar park Co., Ltd.	Electricity sales		57	—
Suwon New Power Co., Ltd.	Electricity sales		2,974	5,606
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		30	—
9 Associates (Overseas)	Electricity sales		66,755	98,450

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020 and 2019 are as follows, continued:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2020		2019
<Joint ventures>
Naepo Green Energy Co., Ltd.	Electricity sales	~~W~~	217	154
Cheongna Energy Co., Ltd.	Service		13,791	9,922
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Service		4,816	3,437
Daegu Green Power Co., Ltd.	Electricity sales		1,285	1,151
KAPES, Inc.	Commission		476	504
Honam Wind Power Co., Ltd.	Electricity sales		502	657
Jeongam Wind Power Co., Ltd.	Electricity sales		1,213	1,198
Korea Power Engineering Service Co., Ltd.	Service		203	348
Seokmun Energy Co., Ltd.	Service		1,932	1,495
Incheon New Power Co., Ltd.	Construction revenue		14	354
Chun-cheon Energy Co., Ltd.	Electricity sales		2,657	2,397
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,788	1,744
Yeonggwang Wind Power Co., Ltd.	Electricity sales		793	705
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		33	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,388	—
KW Nuclear Components Co., Ltd.	Service		1,639	721
KEPCO-Uhde Inc.	Electricity sales		8	15
Busan Shinho Solar Power Co., Ltd.	Electricity sales		353	452
Daesan Green Energy Co., Ltd.	Electricity sales		703	39
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		29	6
Saemangeum Solar Power Co., Ltd.	Service		2,846	2,230
Jaeun Resident Wind Power Plant Co., Ltd.	Electricity sales		—	105
Dangjin Eco Power Co., Ltd.	Electricity sales		33	4
Bitsolar Energy Co., Ltd.	Electricity sales		42	—
Haemodum Solar Co., Ltd.	Electricity sales		4	—
Yeongam Solar Power Co., Ltd.	Electricity sales		165	—
Solaseado Solar Power Co., Ltd.	Electricity sales		66	—
29 Joint ventures (Overseas)	Electricity sales		831,596	1,275,279

<Others>
Korea Development Bank	Electricity sales		4,248	3,948
	Interest income		3,461	2,091

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020 and 2019 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2020		2019
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	552,692	689,510
Korea Gas Corporation	Electricity sales		3,270,972	4,049,486
Daegu Photovoltaic Co., Ltd.	Electricity sales		3,313	3,626
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		370	450
Korea Electric Power Industrial Development Co., Ltd.	Service		212,366	245,057
Goseong Green Power Co., Ltd.	Electricity sales		—	32
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		520,737	119,162
Noeul Green Energy Co., Ltd.	Electricity sales		10,634	22,767
Samcheok Eco Materials Co., Ltd.	Electricity sales		10,713	9,425
YTN Co., Ltd.	Electricity sales		353	333
Busan Green Energy Co., Ltd.	Electricity sales		18,678	13,811
Gunsan Bio Energy Co., Ltd.	Service		24	3,022
Korea Electric Vehicle Charging Service	Service		581	536
YaksuESS Co., Ltd.	Service		217	1,191
Gangwon Wind Power Co., Ltd.	Electricity sales		23,350	24,116
Hyundai Green Power Co., Ltd.	Design service		349,778	507,662
Korea Power Exchange	Service		87,361	120,509
Taebaek Wind Power Co., Ltd.	Service		4,003	7,070
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,023	349
Pyeongchang Wind Power Co., Ltd.	Design service and others		3,969	5,188
Daeryun Power Co., Ltd.	Electricity sales		99,523	144,862
Changjuk Wind Power Co., Ltd.	Electricity sales		6,084	6,994
GS Donghae Electric Power Co., Ltd.	Electricity sales		660,351	681,379
KNH Solar Co., Ltd.	Electricity sales		3,564	3,377
S-Power Co., Ltd.	Service		293,515	522,469
PND solar Co., Ltd.	Electricity sales		5,234	557
Hyundai Eco Energy Co., Ltd.	Electricity sales		17,777	6,810
YeongGwang Yaksu Wind Electric. Co., Ltd.	Electricity sales		9,151	6,511
Korea Energy Solutions Co., Ltd.	Electricity sales		—	15
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		373	—

<Joint ventures>
Cheongna Energy Co., Ltd.	Service		66	58,747
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Service		1,120	2,847
Daegu Green Power Co., Ltd.	Electricity sales		215,224	296,464
KAPES, Inc.	Commission		219,673	142,511
Honam Wind Power Co., Ltd.	Electricity sales		4,382	5,306
Jeongam Wind Power Co., Ltd.	Electricity sales		5,982	—
Korea Power Engineering Service Co., Ltd.	service		1,594	1,774
Seokmun Energy Co., Ltd.	service		33,164	26,370
Chun-cheon Energy Co., Ltd.	Electricity sales		222,069	313,471
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		11,232	11,739
Yeonggwang Wind Power Co., Ltd.	Electricity sales		24,103	11,940
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		3,848	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7,296	7,843
Global Trade Of Power System Co., Ltd.	Service		337	502
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		2,472	3,067
Daesan Green Energy Co., Ltd.	Electricity sales		104,854	—
Dangjin Eco Power Co., Ltd.	Electricity sales		3,953	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales		19	—
Haemodum Solar Co., Ltd.	Electricity sales		967	—
Yeongam Solar Power Co., Ltd.	Electricity sales		32,208	—
Solaseado Solar Power Co., Ltd.	Electricity sales		28,516	—
29 Joint ventures (Overseas)	Electricity sales		14,767	7,232

<Others>
Korea Development Bank	Interest expense		3,862	4,063
	Dividends paid		17	20

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2019 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2020		2019	2020	2019
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	388	323	—	—
	Non-trade receivables and others		213	267	—	—
	Trade payables		—	—	65,794	85,920
	Non-trade payables and others		—	—	—	12
Korea Gas Corporation	Trade receivables		9,969	9,267	—	—
	Non-trade receivables and others		95	38	—	—
	Trade payables		—	—	428,763	462,138
	Non-trade payables and others		—	—	617	560
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		31	—	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	57	69
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		508	243	—	—
	Non-trade receivables and others		16	43	—	—
	Trade payables		—	—	133	3,756
	Non-trade payables and others		—	—	3,779	3,827
Goseong Green Power Co., Ltd.	Trade receivables		2,181	103	—	—
	Non-trade receivables and others		9,214	5,285	—	—
	Non-trade payables and others		—	—	64,986	65,626
Gangneung Eco Power Co., Ltd.	Trade receivables		661	115	—	—
	Non-trade receivables and others		146	65	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,348	1,013	—	—
	Non-trade receivables and others		2,823	2,281	—	—
	Trade payables		—	—	47,948	64,696
	Non-trade payables and others		—	—	85	61
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		969	—	—	—
	Non-trade payables and others		—	—	—	1,855
Samcheok Eco Materials Co., Ltd.	Trade receivables		47	59	—	—
YTN Co., Ltd.	Trade receivables		97	97	—	—
Busan Green Energy Co., Ltd.	Trade receivables		5	1	—	—
	Non-trade receivables and others		13,946	—	—	—
	Non-trade payables and others		—	—	—	606
Korea Electric Vehicle Charging Service	Trade receivables		141	137	—	—
	Non-trade receivables and others		281	529	—	—
YaksuESS Co., Ltd.	Trade payables		—	—	739	525
Gangwon Wind Power Co., Ltd.	Trade receivables		6	7	—	—
	Trade payables		—	—	2,678	2,979
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		1,356	1,334	—	—
Hyundai Green Power Co., Ltd.	Trade receivables		554	502	—	—
	Trade payables		—	—	9,825	41,587
Korea Power Exchange	Trade receivables		1,608	1,142	—	—
	Non-trade receivables and others		24	144	—	—
	Trade payables		—	—	1,362	—
	Non-trade payables and others		—	—	70,456	4,160
Ecollite Co., Ltd.	Non-trade receivables and others		—	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		1,405	—	—	—
	Trade payables		—	—	443	358
	Non-trade payables and others		—	—	—	243

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2019 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2020		2019	2020	2019
<Associates>
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others	~~W~~	—	2	—	—
	Trade payables		—	—	413	190
	Non-trade payables and others		—	—	509	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		3	4	—	—
Daeryun Power Co., Ltd.	Trade receivables		189	144	—	—
	Trade payables		—	—	16,079	19,843
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	461	447
	Non-trade payables and others		—	—	309	280
GS Donghae Electric Power Co., Ltd.	Trade receivables		386	175	—	—
	Non-trade receivables and others		321	367	—	—
	Trade payables		—	—	91,213	69,811
	Non-trade payables and others		—	—	36	16
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	14	—
	Non-trade payables and others		—	—	187	—
S-Power Co., Ltd.	Trade receivables		137	89	—	—
	Non-trade receivables and others		46	43	—	—
	Trade payables		—	—	23,415	53,705
PND solar Co., Ltd.	Trade payables		—	—	58	—
Hyundai Eco Energy Co., Ltd.	Trade receivables		16	16	—	—
YeongGwang Yaksu Wind Electric. Co., Ltd.	Trade receivables		8	5	—	—
Muan Solar park Co., Ltd.	Trade receivables		24	—	—	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		1	—	—	—
Suwon New Power Co., Ltd.	Trade receivables		2	—	—	—
	Non-trade receivables and others		712	2,939	—	—
6 Associates (Overseas)	Non-trade receivables and others		3,248	1,112	—	—

<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables		56	18	—	—
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Trade receivables		57	128	—	—
	Non-trade receivables and others		11,749	12,532	—	—
	Trade payables		—	—	10	175
	Non-trade payables and others		—	—	9,119	9,178
Daegu Green Power Co., Ltd.	Trade receivables		44	113	—	—
	Non-trade receivables and others		55	1	—	—
	Trade payables		—	—	26,213	28,980
KAPES, Inc.	Trade receivables		2	1	—	—
	Non-trade receivables and others		5,172	—	—	—
	Non-trade payables and others		—	—	20,577	50,738
Honam Wind Power Co., Ltd.	Trade payables		—	—	216	347
	Non-trade payables and others		—	—	345	1,671
Jeongam Wind Power Co., Ltd.	Trade receivables		—	165	—	—
	Non-trade receivables and others		162	165	—	—
	Non-trade payables and others		—	—	692	6
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		43	74	—	—
Seokmun Energy Co., Ltd.	Trade receivables		62	51	—	—
	Non-trade receivables and others		9,460	136	—	—
	Trade payables		—	—	4,898	—
	Non-trade payables and others		—	—	9,559	4,750
Chun-cheon Energy Co., Ltd.	Trade receivables		98	260	—	—
	Non-trade receivables and others		165	5,362	—	—
	Trade payables		—	—	27,428	23,438
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Non-trade receivables and others		159	157	—	—
	Trade payables		—	—	405	671
	Non-trade payables and others		—	—	1,747	1,526

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2019 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2020		2019	2020	2019
<Joint ventures>
Cheongna Energy Co., Ltd.	Trade receivables	~~W~~	1,592	1,074	—	—
	Non-trade receivables and others		1,186	—	—	—
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	10	—	—
	Non-trade receivables and others		54	54	—	—
	Trade payables		—	—	886	—
	Non-trade payables and others		—	—	3,038	2,432
Sam-Yang Photovoltaic Power Co., Ltd.	Trade receivables		5	—	—	—
	Non-trade payables and others		—	—	625	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		—	15	—	—
KEPCO-Uhde Inc.	Non-trade payables		—	—	—	9
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	135	148
	Non-trade payables and others		—	—	780	733
Daesan Green Energy Co., Ltd.	Trade receivables		11	6	—	—
	Non-trade receivables and others		216	—	—	—
	Trade payables		—	—	7,694	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		5	—	—	—
	Trade payables		—	—	2,473	—
	Non-trade payables and others		—	—	5	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	1	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		3,141	2,197	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	2	—	—
	Trade payables		—	—	326	—
Busan Industrial Solar Power Co., Ltd.	Trade payables		—	—	1	—
Yeongam Solar Power Co., Ltd.	Trade receivables		26	—	—	—
	Trade payables		—	—	14,652	—
15 Joint ventures (Overseas)	Trade receivables		58,839	51,700	—	—
	Non-trade receivables and others		17,217	13,652	—	—
	Non-trade payables and others		—	—	105,682	87,395

<Others>
Korea Development Bank	Accrued interest income		51	1,630	—	—
	Non-trade receivables and others		206,916	146,416	—	—
	Non-trade payables and others		—	—	123	152
	Derivatives		20,167	41,368	20,001	6,531

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2020 and 2019 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd.,
	KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,676	92	—	(1,619)	27,149
	(Allowance for doubtful accounts)		(7,325)	—	—	2,079	(5,246)
Associates	PT. Cirebon Electric Power		578	—	(609)	31	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		20,955	—	—	(1,263)	19,692
Associates	PT. Wampu Electric Power		16,502	—	(4,474)	330	12,358
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		—	3,500	—	—	3,500
Associates	Daejung Offshore Wind Power Co., Ltd.		—	1,000	—	—	1,000
Joint ventures	DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		2,465	—	(2,465)	—	—
	(Allowance for doubtful accounts)		(2,465)	—	2,465	—	—
Joint ventures	Solaseado Solar Power Co., Ltd.		—	64,000	—	—	64,000
Joint ventures	RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		1,055	4,458	—	(669)	4,844
Joint ventures	HORUS SOLAR, S.A. DE C.V		3,323	11,404	—	(1,347)	13,380
Joint ventures	SUNMEX RENOVABLES, S.A. DE C.V.		144	1,755	—	(57)	1,842
Joint ventures	Kelar S.A.		42,158	—	—	(2,542)	39,616
Joint ventures	Chun-cheon Energy Co., Ltd.		5,057	—	(5,057)	—	—
Joint ventures	DE Energia SpA		6,632	—	—	(400)	6,232
Joint ventures	Daehan Wind Power PSC		—	11,852	—	(1,152)	10,700
Joint ventures	PT. Tanjung Power Indonesia		—	777	—	(72)	705
Joint ventures	Bitsolar Energy Co., Ltd.,		—	3,165	—	—	3,165

		~~W~~	120,023	102,003	(10,140)	(6,681)	205,205

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47. Related	Parties, Continued

(6)	Borrowings arising from related party transactions as of December 31, 2020 and 2019 are as follows:

In millions of won
Related parties	Type	December 31, 2019		Borrowings	Repayment	Others	December 31, 2020
Korea Development	Facility	~~W~~	59,845	—	(9,552)	—	50,293
Bank	Others		3,500	—	(554)	—	2,946
	Operating funds		179,000	152,961	(187,511)	(150)	144,300
	Syndicated Loan		17,085	—	(1,063)	(99)	15,923
	EBL		—	43,485	—	(3,392)	40,093

(7)	Guarantees provided to related parties as of December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD 285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,439,920
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*12)	USD 206,494	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 158,178	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*12)	USD 135,783	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 6,508	Hana Bank
		Performance guarantees	SAR 68,054
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Performance guarantees	MYR 7,500	Maybank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 4,940	Kookmin Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 64,570
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,066	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7)	KRW 45,041	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 1,780	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 210	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 69,591	Kookmin Bank
		Guarantees for supplemental funding (*1)	—	Kookmin Bank and others
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,065	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 5,535	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Muan Solar park Co., Ltd.	Collateralized money invested	KRW 4,180	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,510	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,378	Korea Development Bank and others
Korea East-West Power	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,814	Kookmin Bank and others
Co., Ltd.		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 27,518	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,887	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 244,426	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,124	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,256	KDB Capital Corporation and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 22,552	IBK
		Guarantees for supplemental funding (*1)	KRW 18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 13,362	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 33,063	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Collateralized money invested	KRW 31,897	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,187	Mirae Asset Daewoo Co., Ltd. and others
		Debt guarantees	USD 5,728
		Payment guarantees (*10)	USD 1,066	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,436	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,353	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW 8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 23,045	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 57,987	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 3,600	Shinhan Bank
		Payment guarantees (*9)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,027	Woori Bank and Shinhan Bank and others
		Performance guarantees	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47. Related	Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 3,087	IBK
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Performance guarantees	—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW 4,620
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 7,379	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*11)	—	IBK and others
		Guarantees for supplemental funding and others (*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees (*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 71,449	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW 1,621	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW 1,064
	Chester Solar V SpA	Collateralized money invested	KRW 277
	Diego de Almagro Solar Spa	Collateralized money invested	KRW 1,490
	Laurel SpA	Collateralized money invested	KRW 1,092
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 312	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 132,774	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 10,038	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD 5,271	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 25	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW 454	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 103	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 4,682	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 1,096	IBK
Korea Midland Power Co., Ltd.	Goesan SolarPark Co., Ltd.	Collateralized money invested	KRW 1,684	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 29	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Collateralized money invested (*5)	—	IBK
		Guarantees for supplemental funding and others (*1, 6)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 110,292	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,930	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 18,200	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 2,186	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,368	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,149	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 4,250	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,195	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47. Related	Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 4,124	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW 6,042	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,607	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 11,022	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 4,197	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,778	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,453	Woori Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*8)	—	Shinhan Bank
		Guarantees for supplemental funding (*1)	—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400 thousand and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. And promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2020, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Group recognized an impairment loss on all of the equity securities of DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*8)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*9)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).
(*10)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*11)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*12)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

47.	Related Parties, Continued

(8)	As of December 31, 2020, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2020 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
Bank	2020.12.18	2021.01.28		5,469	USD 5,000		1,093.75
	2020.12.30	2021.02.19		5,436	USD 5,000		1,087.16
	2020.12.15	2021.01.05		1,092	USD 1,000		1,092.10
	2020.12.29	2021.01.05		6,791	USD 6,200		1,095.35

(10)

The Group considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the parent company for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
Type	2020		2019
Salaries	~~W~~	1,295	1,315
Retirement benefits		58	31

	~~W~~	1,353	1,346

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

48.	Statements of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

In millions of won
Transactions	2020		2019
Construction-in-progress transfer and others	~~W~~	10,189,527	14,052,094
Recognition of asset retirement cost and related provision for decommissioning costs		895,507	2,425,668
Transfer from provision for disposal of used nuclear fuel to accrued expenses		395,921	376,103
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		9,237,883	7,759,284
Transfer from inventory to stored nuclear fuel		1,055,974	1,129,374
Increase in right-of-use assets by change in accounting policy and others		291,334	5,364,647

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2020 and 2019 are as follows:

In millions of won	2020
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	67,876,541	2,538,787	—	(690,747)	69,724,581
Lease liabilities		5,070,133	(613,977)	275,686	(110,746)	4,621,096

	~~W~~	72,946,674	1,924,810	275,686	(801,493)	74,345,677

In millions of won	2019
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
Borrowings and debt securities	~~W~~	61,034,627	6,342,074	—	—	496,940	2,900	67,876,541
Lease liabilities		283,806	(573,437)	218,800	4,943,584	197,380	—	5,070,133

	~~W~~	61,318,433	5,768,637	218,800	4,943,584	694,320	2,900	72,946,674

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,574	16,038	56,408	24,721
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	29,898	36,143	36,143
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	8,328	40,010	15,300
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	2,244	37,744	9,700
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		59,716	37,249	59,716	37,249
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		35,708	—	36,063	6,243
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		37,288	23,100	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		82,622	51,130	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		42,068	35,358	—	—
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments		91,889	80,904	—	—
Construction of Shin-Kori units (#5,6)		8,625,387	3,256,117	8,625,387	4,479,956
Construction of Shin-Hanul units (#1,2)		9,443,635	160,512	8,306,149	—
Other 20 contracts		107,586	58,466	352,710	122,890
Service of designing Seoul Combined units (#1,2)		31,841	984	30,778	2,119
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	—	331,249	15,918
Construction of Seoul Combined units (#1,2)		409,597	—	387,722	31,150
Service of designing Shin-Boryeong units (#1,2)		121,163	521	120,668	888
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	—	816,317	4,955
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	29,042	305,209	43,388
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	8,279	105,226	10,736
Electricity construction of Shin-Seocheon thermal power plant		282,234	13,524	231,196	87,874
Purchase of main machine for Jeju LNG combined		166,287	11,182	166,287	12,088
Service of designing Taean units (#9,10)		112,813	12,933	112,483	12,862
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	41,840	104,600	104,600
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		210,900	147,630	—	—
Purchase of coal handling machine for construction of Samcheok units (#1,2)		285,158	22,751	282,927	42,785
Purchase of furnace main equipment for construction of Samcheok units (#1,2)		1,065,141	11,609	1,066,824	11,771
Purchase of turbine main equipment for Samcheok units (#1,2)		211,349	125	223,550	132
Purchase of main equipment for Namjeju		140,144	112	138,486	84,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2020, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,572 Ton U (contract period : 2009~2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2020 and 2019 are as follows:

In millions of won	2020			2019
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	663	~~W~~	550,535	586	~~W~~	697,835
As the plaintiff	200		729,798	199		707,287

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal has been dismissed on May 29, 2020, resulting in plaintiffs’ loss. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019, but the appeal had been dismissed on January 8, 2021. Thus plaintiffs filed an appeal to the Supreme Court of Korea. The Group joined these litigations as a stakeholder after obtaining permission from the court.

As of December 31, 2020, in connection with Shin-Hanul unit 3 and 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to the vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2020.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

①

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit as of December 31, 2020.

②

There is an ongoing claim against the Group due to disagreements over contract details regarding the construction of the waste refinement power generation plant for Next Energy Co., Ltd., including commencement of commercial operation, however, the Group has not recognized any provision, as the outcome of the lawsuit and the related amount and timing of economic benefit outflow that the Group may be liable for cannot be reasonably estimated as of December 31, 2020.

③

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~8,307 million as litigation provisions in relation to the lawsuit as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2020 and 2019 are as follows, continued:

In addition to the abovementioned significant ongoing claims, there are 10 arbitration cases pertaining to the Group as of December 31, 2020 and the significant arbitration cases for the years ended December 31, 2020 are as follows:

①

The Group has been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Court of Arbitration of the International Chamber of Commerce. The Group has recognized ~~W~~1,319 million of litigation provision in relation to the lawsuit.

②

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

③

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2020 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the equity bridge loan (EBL) guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the percentage of ownership of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤

The Group provided USD 16,000 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

⑥

The Group has provided a guarantee to complete the construction of the waste refinement power generation plant of Next Energy Co., Ltd. (contract amount : ~~W~~14,700 million) to the financial institution agents, thus the Group is liable to compensate the financial institution agents for any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Group will be liable to pay compensation for the shortage. The Group expected outflow of resources to be highly probable due to the guarantee provided to complete the construction. Hence, the Group recognized ~~W~~13,500 million as a provision based on the assessment of expected outflow of resources.

⑦

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,936,500	229,600
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Hana Bank	KRW	1,150,000	1,150,000
Limit amount available for card	Hana Bank and others	KRW	47,104	5,378
	Banco de Oro	PHP	5,000	3,000
Loan limit	Kookmin Bank and others	KRW	1,752,333	957,924
	DBS Bank Ltd and others	USD	1,809,700	55,393
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	7,912
Certification of payment on L/C	Shinhan Bank and others	USD	938,400	90,240
	Mizuho Bank	MXN	3,666	3,666
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	66,890	59,677
	First Abu Dhabi Bank and others	USD	1,036,334	834,223
	Korea Development Bank and others	JPY	637,670	637,670
	Hana Bank	EUR	4,065	4,065
	Shinhan Bank	INR	6,806	6,806
	Hana Bank	CAD	148	148
	Maybank	MYR	7,500	7,500
	Hana Bank	SAR	68,054	68,054
Certification of bidding	Hana Bank	USD	10,000	197
	Hana Bank	EUR	2	2
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	40,153	40,153
	Export-Import Bank of Korea and others	USD	550,616	498,761
	Hana Bank	SAR	6,508	6,508
	Hana Bank	MXN	20,538	20,538
Others	Nonghyup Bank and others	KRW	654,162	32,009
	Export-Import Bank of Korea and others	USD	2,268,158	1,819,226
	Shinhan Bank	JPY	381,210	381,210
	Standard Chartered	AED	50	50
	Shinhan Bank	MXN	6,471	4,901
Inclusive credit	Hana Bank	KRW	8,000	927
	Hana Bank and others	USD	30,722	17,236
	Shinhan Bank	INR	70,028	70,028
Trade finance	BNP Paribas and others	USD	750,000	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,800	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	521,281	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2020, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of December 31, 2020. The Group has provided a blank check as a repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~69,532 million as of December 31, 2020 to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~46 million and depreciation on the idle assets of ~~W~~6,604 million are recorded in other expenses for the year ended December 31, 2020. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

50.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of December 31, 2020. The book value of facility is ~~W~~15,524 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of the event cannot be reasonably estimated as of December 31, 2020.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2020.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of December 31, 2020, and the resulting effects have not been reflected in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

51.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

In millions of won
Company	Key operation activities	Date of merger	Transfer price
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Group, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash and cash equivalents (*)	~~W~~	166,700
Fair value of the shares owned before the acquisition		59,058

	~~W~~	225,758

(*)	The outstanding payment of ~~W~~10,000 million as of December 31, 2019, has been completed during the current year.

(3)	The fair values of assets acquired and liabilities assumed through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of the identifiable assets
Current assets
Cash and cash equivalents	~~W~~	2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	~~W~~	130,363

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

51.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of transfer price	~~W~~	225,758
Less: Fair value of the identifiable net assets		(130,363)

	~~W~~	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also included expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights could be separated from goodwill which satisfied the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	2020		2019
Cash paid for the acquisition	~~W~~	10,000	156,700
Less: Cash and cash equivalents received			(2,389)

	~~W~~	10,000	154,311

(6)

Fees for legal service, due diligence and others relating to the business combination amounted to ~~W~~24 million. The fees were excluded from the transfer price and recognized as selling and administrative expenses in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There was no sale or profit for the year included in the statement of comprehensive income (loss) for the year ended December 31, 2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

52.	Subsequent Events

Subsequent to December 31, 2020, subsidiaries of the Group, Korea South-East Power Co., Ltd. and Korea Southern Power Co., Ltd. issued corporate bonds and global bond for operations, funding debt repayment and investing green new deal projects as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea South-East Power Co., Ltd.	Corporate bond	2021.01.26	2031.01.26	1.90	~~W~~	180,000
	Corporate bond	2021.01.26	2041.01.26	1.97		90,000
	Corporate bond	2021.01.26	2051.01.26	1.96		30,000
Korea Southern Power Co., Ltd.	Unsecured corporate bond (Global bond 21)	2021.01.27	2026.01.27	0.75	USD	450,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2020 and 2019

53.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the years ended December 31, 2020 and 2019 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	2020		2019
Operating profit (loss) on the consolidated statements of comprehensive income (loss)	~~W~~	4,086,275	(1,276,521)
Add
Other income
Reversal of other provisions		25,826	16,542
Reversal of other allowance for doubtful accounts		2,465	—
Gains on government grants		269	281
Gains on assets contributed		24,324	6,921
Gains on liabilities exempted		1,314	916
Compensation and reparations revenue		95,407	113,292
Revenue from research contracts		4,001	5,276
Rental income		193,567	191,088
Others		45,798	58,849
Other gains
Gains on disposal of property, plant and equipment		93,195	43,784
Gains on disposal of intangible assets		1,556	206
Reversal of impairment losses on intangible assets		7,805	16,692
Gains on foreign currency translation		8,917	16,340
Gains on foreign currency transactions		61,865	53,152
Gains on insurance proceeds		43,800	17,410
Others		322,379	238,688
Deduct
Other expenses
Compensation and reparations expenses		(11,959)	(403)
Accretion expenses of other provisions		(17,991)	(7,939)
Depreciation expenses on investment properties		(1,453)	(5,069)
Depreciation expenses on idle assets		(6,604)	(6,542)
Other bad debt expense		(32,503)	(29,348)
Donations		(316,981)	(64,752)
Others		(30,229)	(127,860)
Other losses
Losses on disposal of property, plant and equipment		(162,725)	(72,508)
Losses on disposal of intangible assets		(392)	(827)
Losses on valuation of other non-current assets		(241)	—
Impairment loss on property, plant and equipment		(80,413)	(50,034)
Impairment loss on intangible assets		(3,599)	(513,609)
Impairment loss on other non-current assets		—	(49,620)
Losses on foreign currency translation		(17,664)	(8,757)
Losses on foreign currency transactions		(49,694)	(55,283)
Others		(189,695)	(217,892)

Adjusted operating profit (loss)	~~W~~	4,096,620	(1,707,527)